Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SPARTACUS ACQUISITION CORP.,

SPARTACUS MERGER CORP.,

SERENA SOFTWARE, INC.

and

THE EQUITYHOLDERS’ REPRESENTATIVE NAMED HEREIN

Dated as of March 6, 2014

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5.11	Intellectual Property	50
5.12	Material Contracts	52
5.13	Employee Benefit Plans	55
5.14	Labor	57
5.15	Litigation	57
5.16	Title to Assets	58
5.17	Compliance with Laws; Permits	58
5.18	Environmental Matters	58
5.19	Insurance	59
5.20	Interested Party Transactions	59
5.21	Customers and Suppliers	60
5.22	Financial Advisors	60
5.23	Accounts Receivable	60
5.24	Anti-Bribery Compliance	60
5.25	International Trade Matters	61
5.26		61

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		62

6.1	Organization and Good Standing	62
6.2	Authorization of Agreement	62
6.3	Conflicts; Consents of Third Parties	62
6.4	Litigation	63
6.5	Financial Advisors	63
6.6	Financing	63
6.7	Solvency	64
6.8	Troxel Arrangements	65
6.9	Investment Representation	65
6.10	No Prior Activities	65

ARTICLE VII COVENANTS		66

7.1	Access to Information	66
7.2	Conduct of the Business Pending the Closing	66
7.3	Consents	70
7.4	Regulatory Approvals	70
7.5	Further Assurances	72
7.6	Confidentiality	72
7.7	Indemnification, Exculpation and Insurance	72
7.8	Preservation of Records	74
7.9	Publicity	74
7.10	Employment and Employee Benefits	75
7.11	Financing	76
7.12	Financing Assistance	78
7.13	Closing Certificate	81
7.14	Company Common Stockholder Approval	82
7.15	Certain Indebtedness	82
7.16	Share Repurchase Agreement	82

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7.17	Section 280G	82
7.18	Closing Agreements	82
7.19	Termination of Company Incentive Plans	83
7.20	Exclusivity	83
7.21	Troxel Ancillary Agreements	83
7.22	Notification of Certain Events	84
7.23	Cash on Hand	84

ARTICLE VIII CONDITIONS TO CLOSING		85

8.1	Conditions Precedent to Obligations of Parent and Merger Sub	85
8.2	Conditions Precedent to Obligations of the Company	86
8.3	Frustration of Closing Conditions	87

ARTICLE IX ADDITIONAL AGREEMENTS		87

9.1	No Other Representations	87
9.2	No Survival of Representations, Warranties and Covenants	89

ARTICLE X MISCELLANEOUS		89

10.1	Remedies	89
10.2	Payment of Transfer Taxes	91
10.3	Expenses	91
10.4	Entire Agreement; Amendments and Waivers	91
10.5	Governing Law; Consent to Jurisdiction	92
10.6	Notices	93
10.7	Severability	94
10.8	Binding Effect; Assignment	94
10.9	Non-Recourse	95
10.10	Provision Respecting Legal Representation	96
10.11	Parent and Company Guarantee	97
10.12	Counterparts	97
10.13	WAIVER OF JURY TRIAL	97

Exhibits:

Exhibit A	–	Form of Limited Guarantee
Exhibit B	–	Calculation of Net Working Capital
Exhibit C	–	Form of Share Repurchase Agreement
Exhibit D	–	Form of Certificate of Merger
Exhibit E	–	Form of Letter of Transmittal
Exhibit F	–	Form of Company RSU Holder Participation Agreement
Exhibit G	–	Form of Executive Company RSU Holder Participation Agreement
Exhibit H	–	Form of Company Optionholder Participation Agreement
Exhibit I	–	Form of FIRPTA Certificate
Exhibit J	–	Form of Silver Lake Side Letter

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of March 6, 2014 (this “Agreement”), is by and among Spartacus Acquisition Corp., a Delaware corporation (“Parent”), Spartacus Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Serena Software, Inc., a Delaware corporation (the “Company”), and Silver Lake Partners II, L.P., a Delaware limited partnership, solely in its capacity as agent and attorney-in-fact for the Company Common Stockholders, Company RSU Holders and Company Optionholders (each as defined herein) (the “Equityholders’ Representative”).

WITNESSETH:

WHEREAS, Parent desires to acquire, directly or indirectly, 100% of the issued and outstanding capital stock of the Company in a reverse subsidiary merger transaction on the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of each of Merger Sub and the Company has approved and declared advisable, and the Board of Directors of Parent has approved, this Agreement and the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Troxel Trust (as defined herein) shall transfer, contribute and deliver to Parent, immediately prior to the Closing, free and clear of all Liens, in accordance with the terms and subject to the conditions of the Equity Commitment Letter and the Troxel Ancillary Agreements, directly or indirectly, 30,005,780 shares of Company Common Stock owned by Troxel Trust (such contributed shares, the “Rollover Shares”, and such direct or indirect transfer, contribution and delivery, the “Rollover”);

WHEREAS, as a condition and material inducement to the Company’s execution and delivery of this Agreement, each of Troxel Trust and the HGGC Funds (collectively, the “Guarantors”) is executing and delivering to the Company a limited guarantee, in the form attached hereto as Exhibit A (the “Limited Guarantee”), pursuant to which, and subject to the terms and conditions thereof, the Guarantors, severally and not jointly, have guaranteed certain of the obligations of Parent and Merger Sub; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Definitions. (a) For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1(a):

“Additional Company Optionholder Consideration” has the meaning set forth in Section 3.1(c).

“Additional Company RSU Holder Consideration” has the meaning set forth in Section 3.1(b)(i).

“Additional Executive Company RSU Holder Transaction Payments” has the meaning set forth in Section 3.1(b)(i).

“Additional Consideration” means the aggregate amount of all funds (if any) distributed to the Company Common Stockholders and the Surviving Corporation (on behalf of the Company RSU Holders (other than the Executive Company RSU Holders) and the Company Optionholders) pursuant to and in accordance with Sections 3.6(f)(iv)(B), 3.6(f)(iv)(C) and 3.6(f)(iv)(D).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise; provided, that in no event shall the Company or any of its Subsidiaries be considered an Affiliate of any portfolio company of any investment fund affiliated with Silver Lake Group, L.L.C. nor shall any portfolio company of any investment fund affiliated with Silver Lake Group, L.L.C. be considered an Affiliate of the Company or any of its Subsidiaries; provided, further, that in no event shall Parent, Merger Sub, or, following the Effective Time, the Surviving Corporation or any of its Subsidiaries be considered an Affiliate of any portfolio company of any investment fund affiliated with HGGC, LLC, nor shall any portfolio company of any investment fund affiliated with HGGC, LLC be considered an Affiliate of Parent, Merger Sub or, following the Effective Time, the Surviving Corporation or any of its Subsidiaries.

“Aggregate Exercise Number” has the meaning set forth in Section 3.6(f)(iv)(D)

“Agreement” has the meaning set forth in the Preamble.

“Alternative Transaction” has the meaning set forth in Section 7.20.

“Appraisal Shares” has the meaning set forth in Section 3.1(e).

“Balance Sheet” has the meaning set forth in Section 5.6(b).

“Balance Sheet Date” has the meaning set forth in Section 5.6(b).

“Bankruptcy Exceptions” has the meaning set forth in Section 5.2.

“Business Day” means any day of the year on which national banking institutions in San Francisco, California or New York, New York are open to the public for conducting business and are not required or authorized to be closed.

“Cash on Hand” means, with respect to the Company and its Subsidiaries, all cash and cash equivalents (other than (i) any Excess Restricted Cash and (ii) any Excess Offshore Cash (i.e., Cash on Hand shall not include any Excess Restricted Cash and any Excess Offshore Cash)), in each case (x) as Cash on Hand (but not, for the avoidance of doubt, Restricted Cash) is determined in accordance with GAAP and (y) as of 11:59 p.m. (San Francisco time) on the Business Day immediately preceding the Closing Date. For the avoidance of doubt, Cash on Hand shall (1) be calculated net of overdrafts and uncleared checks and drafts issued by the Company and/or its Subsidiaries and (2) include uncleared checks and drafts received or deposited for the account of the Company and/or its Subsidiaries (it being the intent of the parties throughout this Agreement to avoid “double-counting”).

“Cash on Hand Target” means $15,000,000.

“Certificate of Merger” has the meaning set forth in Section 2.3.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Indebtedness” means the Indebtedness of the Company and its Subsidiaries as of immediately prior to the Effective Time. Notwithstanding the foregoing, with respect to the Notes, “Closing Indebtedness” shall refer to the amount required under Section 13.01(2)(A) of the Indenture to be irrevocably deposited with the Trustee as trust funds to cause the discharge of the Indenture pursuant to Section 13.01 of the Indenture in accordance with the notice of redemption of the Notes made pursuant to Sections 3.03 and 3.07(d) of the Indenture on the Closing Date that provides for a redemption date of thirty (30) days after the Closing Date, in each case as contemplated by Sections 3.5 and 7.15.

“Closing Statement” has the meaning set forth in Section 3.6(b).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letters” has the meaning set forth in Section 6.6.

“Company” has the meaning set forth in the Preamble.

“Company Benefit Plans” has the meaning set forth in Section 5.13(a).

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Common Stock Merger Consideration” has the meaning set forth in Section 3.1(a)(iii).

“Company Common Stockholder Approval” has the meaning set forth in Section 5.2.

“Company Common Stockholder Closing Consideration” has the meaning set forth in Section 3.1(a)(iii).

“Company Common Stockholders” means those Persons holding outstanding shares of Company Common Stock immediately prior to the Effective Time.

“Company Documents” has the meaning set forth in Section 5.2.

“Company Employees” has the meaning set forth in Section 7.10(a).

“Company Incentive Plans” means the Company’s Amended and Restated 1997 Stock Option Plan and the Company’s Amended and Restated 2006 Stock Incentive Plan, as such plans have been amended from time to time.

“Company Intellectual Property” has the meaning set forth in Section 5.11(b).

“Company Option Merger Consideration” has the meaning set forth in Section 3.1(c).

“Company Optionholder Closing Consideration” has the meaning set forth in Section 3.1(c).

“Company Optionholder Holdback Remainder Consideration” has the meaning set forth in Section 3.1(c).

“Company Optionholder Participation Agreement” has the meaning set forth in Section 3.2(c).

“Company Optionholders” means those Persons holding outstanding Company Options immediately prior to the Effective Time.

“Company Options” means all options to acquire shares of Company Common Stock granted under the Company Incentive Plans.

“Company Organizational Documents” has the meaning set forth in Section 5.1.

“Company Preferred Stock” means the preferred stock, par value $0.01 per share, of the Company.

“Company Product” means any product or service licensed or sold, or from which any licensing, maintenance or other revenue is derived by the Company or any of its Subsidiaries, as well as any product or service in development as of the date hereof.

“Company Registered Intellectual Property” has the meaning set forth in Section 5.11(a).

“Company RSU Award Merger Consideration” has the meaning set forth in Section 3.1(b)(i).

“Company RSU Awards” means all awards of restricted stock units that correspond to shares of Company Common Stock granted under the Company Incentive Plans.

“Company RSU Holder Closing Consideration” has the meaning set forth in Section 3.1(b)(i).

“Company RSU Holder Holdback Remainder Consideration” has the meaning set forth in Section 3.1(b)(i).

“Company RSU Holder Participation Agreement” has the meaning set forth in Section 3.2(c).

“Company RSU Holders” means those Persons holding outstanding Company RSU Awards immediately prior to the Effective Time. For the avoidance of doubt, the “Company RSU Holders” includes the Executive Company RSU Holders except where otherwise noted herein.

“Company SEC Reports” has the meaning set forth in Section 5.6(a).

“Company Series A Preferred Stock” means the one (1) share of Series A Preferred Stock, par value $0.01 per share, of the Company.

“Competition Laws” means the HSR Act (and any similar Law enforced by any Governmental Antitrust Entity regarding preacquisition notifications for the purpose of competition reviews), the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and all other federal, state, foreign, multinational or supranational antitrust, competition or trade regulation statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition or effectuating foreign investment.

“Confidentiality Agreement” has the meaning set forth in Section 7.6.

“Contract” means any currently effective contract, indenture, note, bond, lease or other legally binding agreement.

“Contracting Parties” has the meaning set forth in Section 10.9.

“Credit Facility” means, collectively, the (i) Amendment Agreement, dated as of March 2, 2011, among the Company, the Lenders party to the Credit Agreement, dated as of March 10, 2006, and Barclays Bank PLC, as Administrative Agent, Collateral Agent, Swingline Lender and Letter of Credit Issuer to the Credit Agreement, dated as of March 10, 2006, (ii) Amended and Restated Credit Agreement, dated as of March 2, 2011, among the Company, the Lenders from time to time parties thereto, Barclays Bank PLC, as Administrative Agent and Collateral Agent, and Barclays Capital, as Lead Arranger, Bookrunner and Syndication Agent and (iii) Extension Agreement and Amendment No. 1, dated as of April 12, 2012, among the Company, the Lenders from time to time parties to the Credit Agreement, Barclays Bank PLC, as Administrative Agent and Collateral Agent, and the other parties thereto, in each case as amended from time to time.

“Customs & International Trade Laws” means any U.S. law, statute, order of a Governmental Body, regulation, rule, permit, license, directive, ruling, order, decree, ordinance, award, or other decision or requirement, including any amendments, having the force or effect of law, of any arbitrator, court, government or government agency or instrumentality or other Governmental Body, concerning the importation, exportation, re-exportation, or deemed exportation of products, technical data, technology and/or services, and the terms and conduct of transactions and making or receiving of payment related to such importation, exportation, re-exportation or deemed exportation, including, but not limited to, as applicable, the Tariff Act of 1930, as amended, and other laws, regulations, and programs administered or enforced by the U.S. Department of Commerce (“Commerce”), the U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, and their predecessor agencies; the Export Administration Act of 1979, as amended; the Export Administration Regulations, including related restrictions with regard to transactions involving persons and entities on the Commerce Denied Persons List or Entity List; the Arms Export Control Act, as amended; the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving persons and entities on the Debarred List; the International Emergency Economic Powers Act, as amended; the Trading With the Enemy Act, as amended; the embargoes and restrictions administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”); orders of the President regarding embargoes and restrictions on transactions with designated countries and entities, including persons and entities designated on OFAC’s list of Specially Designated Nationals and Blocked Persons; and the anti-boycott regulations administered by Commerce and the U.S. Department of the Treasury.

“Debt Commitment Letter” has the meaning set forth in Section 6.6.

“Debt Financing” has the meaning set forth in Section 10.1(b).

“Debt Financing Sources” has the meaning set forth in Section 6.6.

“DGCL” has the meaning set forth in Section 2.1.

“Dispute Notice” has the meaning set forth in Section 3.6(b).

“Disputed Items” has the meaning set forth in Section 3.6(b).

“Effective Time” has the meaning set forth in Section 2.3.

“Environmental Law” means any applicable Law as in effect on or prior to the Closing Date relating to pollution or the protection of the environment, protection of human health as it relates to any harmful or deleterious substances or protection of natural resources, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. Section 9601 et seq.) (“CERCLA”), the Hazardous Materials Transportation Act (49 U.S.C. App. Section 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Section 1251 et seq.), the Clean Air Act (42 U.S.C. Section 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. Section 2601 et seq.), and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. Section 136 et seq.), as each has been amended and the regulations promulgated pursuant thereto.

“Equity Commitment Letter” has the meaning set forth in Section 6.6.

“Equity Financing” has the meaning set forth in Section 10.1(b).

“Equityholders’ Representative” has the meaning set forth in the Preamble.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Escrow Agent” means Wells Fargo Bank, N.A.

“Estimated Cash on Hand” means the Company’s good faith estimate of the amount of Cash on Hand.

“Estimated Closing Statement” has the meaning set forth in Section 3.2(a).

“Estimated Merger Consideration” means (i) $453,300,000, plus (ii) the amount, if any, by which Estimated Cash on Hand is in excess of the Cash on Hand Target, minus (iii) the amount, if any, by which the Cash on Hand Target is in excess of Estimated Cash on Hand, plus (iv) the aggregate exercise prices of all Company Options outstanding and exercisable immediately prior to the Effective Time (after giving effect to the vesting provided for in Section 3.1(c)) (excluding Company Options cancelled for no consideration pursuant to Section 3.1(c)), minus (v) Closing Indebtedness, minus (vi) the aggregate Executive Company RSU Award Transaction Payments, minus (vii) the aggregate amount of Transaction Costs, minus (viii) the Merger Consideration Escrow Amount, minus (ix) the Holdback Amount, plus (x) the amount (if any) by which Estimated Net Working Capital is in excess of the Net Working Capital Target, minus (xi) the amount (if any) by which the Net Working Capital Target is in excess of Estimated Net Working Capital.

“Estimated Merger Consideration Elements” means, collectively, the following: (i) Estimated Cash on Hand; (ii) the aggregate exercise prices of all Company Options outstanding and exercisable immediately prior to the Effective Time (after giving effect to the vesting provided for in Section 3.1(c)) (excluding Company Options cancelled for no consideration pursuant to Section 3.1(c)); (iii) Closing Indebtedness; (iv) the Executive Company RSU Award Transaction Payments; (v) Transaction Costs; (vi) Estimated Net Working Capital; and (vii) the Per Share Portion.

“Estimated Net Working Capital” means the Company’s good faith estimate of the amount of Net Working Capital.

“Excess Merger Consideration Distribution” has the meaning set forth in Section 3.6(f)(iv).

“Excess Offshore Cash” means, as of the date of determination, the aggregate amount (if any) of (i) the sum of Foreign Cash and Restricted Cash (excluding any Excess Restricted Cash) in excess of (ii) $15,000,000.

“Excess Restricted Cash” means, as of the date of determination, the aggregate amount (if any) of Restricted Cash in excess of $5,250,000.

“Executive Company RSU Award Transaction Payments” has the meaning set forth in Section 3.1(b)(i).

“Executive Company RSU Awards” means, collectively, those Company RSU Awards granted to each of the Executive Company RSU Holders pursuant to their respective Executive Employment Letter.

“Executive Company RSU Holder Closing Payments” has the meaning set forth in Section 3.1(b)(i).

“Executive Company RSU Holder Holdback Remainder Transaction Payments” has the meaning set forth in
Section 3.1(b)(i).

“Executive Company RSU Holders” means each of Greg Hughes, Robert I. Pender, Jr. and Edward Malysz.

“Executive Employment Letters” means, collectively, (i) the modification of employment offer letter, dated as of June 20, 2013, between the Company and Greg Hughes, as amended after the date hereof in the manner contemplated by, and in accordance with, Schedule 7.2(b), (ii) the employment offer letter, dated as of June 20, 2013, between the Company and Robert I. Pender, Jr. and (ii) the modification of employment offer letter, dated as of June 20, 2013, between the Company and Edward Malysz.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing Policies” has the meaning set forth in Section 7.7(c).

“Final Closing Statement” has the meaning set forth in Section 3.6(e).

“Final Merger Consideration” means (i) $453,300,000, plus (ii) the amount, if any, by which Cash on Hand as finally determined in accordance with Section 3.6 is in excess of the Cash on Hand Target, minus (iii) the amount, if any, by which the Cash on Hand Target is in excess of Cash on Hand as finally determined in accordance with Section 3.6, plus (iv) the aggregate exercise prices of all Company Options outstanding and exercisable immediately prior to the Effective Time (after giving effect to the vesting provided for in Section 3.1(c)) (excluding Company Options cancelled for no consideration pursuant to Section 3.1(c)), minus (v) Closing Indebtedness as finally determined in accordance with Section 3.6, minus (vi) the aggregate

Executive Company RSU Award Transaction Payments as finally determined in accordance with Section 3.5, minus (vii) the aggregate amount of Transaction Costs as finally determined in accordance with Section 3.6, plus (viii) the amount (if any) by which Net Working Capital as finally determined in accordance with Section 3.6 is in excess of the Net Working Capital Target, minus (ix) the amount (if any) by which the Net Working Capital Target is in excess of Net Working Capital as finally determined in accordance with Section 3.6; provided, that as such term is used in Sections 3.6(f)(i), 3.6(f)(ii) and 3.6(f)(iii), the Final Merger Consideration also shall be reduced by the Merger Consideration Escrow Amount and the Holdback Amount.

“Final Merger Consideration Elements” means, collectively, the following: (i) Cash on Hand; (ii) the aggregate exercise prices of all Company Options outstanding and exercisable immediately prior to the Effective Time (after giving effect to the vesting provided for in Section 3.1(c)) (excluding Company Options cancelled for no consideration pursuant to Section 3.1(c)); (iii) Closing Indebtedness; (iv) the Executive Company RSU Award Transaction Payments; (v) Transaction Costs; (vi) Net Working Capital; and (vii) the Per Share Portion.

“Financial Advisor” has the meaning set forth in Section 5.16.

“Financing” means, collectively, the Equity Financing and the Debt Financing.

“Financial Statements” has the meaning set forth in Section 5.6(b).

“Foreign Cash” means, as of the date of determination, all cash and cash equivalents (excluding Restricted Cash) held in any account of any Subsidiary of the Company organized or domiciled outside of the United States or otherwise deposited in a bank account outside the United States on behalf of the Company or any of its Subsidiaries.

“Fully Diluted Shares” means, as of the time of determination, the sum of (A) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Company Common Stock held by the Company as treasury stock or held by any of the Company’s Subsidiaries, but including, without duplication, the Rollover Shares and any other shares of Company Common Stock held by Parent, Merger Sub or any of their respective Affiliates immediately prior to the Effective Time), plus (B) the number of shares of Company Common Stock subject to all Company RSU Awards that are outstanding immediately prior to the Effective Time (excluding the Executive Company RSU Awards to be cancelled for Executive Company RSU Award Transaction Payments pursuant to Section 3.1(b)(i)), plus (C) the number of shares of Company Common Stock issuable upon the exercise of all Company Options outstanding and exercisable immediately prior to the Effective Time (after giving effect to the vesting provided for in Section 3.1(c)) (excluding Company Options to be cancelled for no consideration pursuant to
Section 3.1(c)).

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Government Bid” means any quotation, bid or proposal by the Company or any of its Subsidiaries that, if accepted or awarded, would lead to a Government Contract.

“Government Contract” means any Contract entered into in the ordinary course of business of the Company and its Subsidiaries for the provision of the Company’s and its Subsidiaries’ products and services that is between the Company or any of its Subsidiaries, on the one hand, and a Governmental Body, on the other hand, or entered into by the Company or any of its Subsidiaries as a subcontractor (at any tier) for the provision of the Company’s and its Subsidiaries’ products and services in connection with a Contract between another Person and a Governmental Body.

“Government Official” means, for the purposes of this Agreement, any officer or employee of a Governmental Body including state-owned entities, or any person acting in an official capacity for or on behalf of any such Governmental Body.

“Governmental Antitrust Entity” means any Governmental Body with regulatory jurisdiction over enforcement of any applicable Competition Law.

“Governmental Body” means any government, governmental, quasi-governmental, regulatory or administrative body thereof, or political subdivision thereof, whether foreign, European Union, multi-national or other supra-national, national, federal, regional, state, municipal or local or any agency, instrumentality, authority, department, commission, regulatory authority, association, council, board or bureau thereof, or any court, arbitrator, arbitration panel or similar decisional body.

“Guarantors” has the meaning set forth in the Recitals.

“HGGC Funds” means, collectively, HGGC Fund II, L.P., a Cayman Islands exempted limited partnership, and HGGC Fund II-A, L.P., a Cayman Islands exempted limited partnership.

“Holdback Amount” means $1,000,000.

“Holdback Distribution” has the meaning set forth in Section 3.12(a).

“Holdback Remainder Consideration” means the aggregate amount of all funds (if any) distributed to the Company Common Stockholders, the Surviving Corporation (on behalf of the Company RSU Holders (other than the Executive Company RSU Holders) and the Company Optionholders) and Troxel Trust pursuant to and in accordance with Sections 3.12(a)(ii), 3.12(a)(iii), 3.12(a)(iv) and 3.12(a)(v).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incremental Debt Financing Cooperation” has the meaning specified in Section 7.12(a).

“Indebtedness” of the Company or any of its Subsidiaries, means, without duplication, (i) any indebtedness for money borrowed or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, (ii) any indebtedness evidenced by a note, bond, debenture, mortgage, deed of trust or other similar instrument or debt security,

(iii) any deferred purchase price obligations, purchase price holdbacks or adjustments, earn-outs and other contingent consideration payable under any acquisition agreement or similar agreement in connection with the acquisition of any Person or business or any material asset of any Person, (iv) all obligations in respect of letters of credit, bankers’ acceptances, contingent reimbursement obligations under any surety or performance bonds and similar facilities (in each case, but solely to the extent drawn and not paid), (v) all obligations as lessee that are capitalized in accordance with GAAP, (vi) net obligations under any interest rate, currency or other hedging agreement and determined as if such instrument were terminated on the Closing Date, (vii) any amounts remaining owed under any non-competition or similar arrangements payable in connection with any acquisition agreement or similar agreement relating to the acquisition by the Company or its Subsidiaries of any Person or business or all or substantially all of the assets of any Person, (viii) all accumulated benefit obligations for underfunded employee pension benefit plans, retirement allowance plans or termination indemnity plans and (ix) any indebtedness of a Person of a type that is referred to in clauses (i) through (viii) above and which is guaranteed by the Company or any of its Subsidiaries, together, in the case of each of the foregoing clauses (i), (ii), (iii), (iv), (vi) and (ix), with all accrued and unpaid interest, premiums, penalties, breakage costs, make-whole amounts and other fees and expenses (if any) relating thereto. Notwithstanding the foregoing, Indebtedness does not include Indebtedness due to or from the Company or any Subsidiary to the Company or any other Subsidiary.

“Indemnitees” has the meaning set forth in Section 7.7(a).

“Indenture” means the Indenture, dated as of March 10, 2006, between the Company, The Bank of New York, as Trustee, and the other party thereto, as amended from time to time.

“Independent Accountant” means Grant Thornton LLP or, if they are unable or unwilling to serve, such other firm of independent accountants of national standing to which the parties mutually agree in writing.

“Insurance Cap” has the meaning set forth in Section 7.7(c).

“Intellectual Property” means all intellectual property and equivalent proprietary rights existing anywhere in the world including all: (i) patents and patent applications, including continuations, divisionals, continuations-in-part, reissues or reexaminations and patents issuing thereon (collectively, “Patents”), (ii) trademarks, service marks, trade dress, logos, corporate names, trade names and Internet domain names, together with the goodwill associated with any of the foregoing, and all applications and registrations therefor (collectively, “Marks”), (iii) copyrights and registrations and applications therefor, works of authorship (whether or not copyrightable) and moral rights (collectively, “Copyrights”), (iv) Software and (v) trade secrets, confidential information, discoveries, concepts, research and development, algorithms, know-how, formulae, inventions (whether or not patentable), processes, techniques, technical data, designs, drawings, specifications, databases, and customer lists, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents (collectively, “Trade Secrets”).

“IRS” means the United States Internal Revenue Service.

“Knowledge of the Company” means the actual knowledge of those Persons identified on Schedule 1.1(a)(i), in each case without obligation of inquiry.

“Knowledge of Parent” means the actual knowledge of the individuals listed on Schedule 1.1(P) delivered to the Company by Parent in connection with the execution of this Agreement, in each case without obligation of inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, common law, statute, code, ordinance, rule, regulation, Order or other similar requirement of any Governmental Body.

“Legal Proceeding” means any judicial, administrative or arbitral action, suit, charge, complaint, investigation, audit, inquiry or other proceeding (public or private) by or before a Governmental Body.

“Letter of Transmittal” has the meaning set forth in Section 3.2(c).

“Liability” means any debt, liability or obligation of any kind, character or description (whether known or unknown, direct or indirect, absolute or contingent, asserted or unasserted, due or to become due, accrued or unaccrued or liquidated or unliquidated).

“Lien” means any lien (statutory or otherwise), pledge, preference, hypothecation, community property interest, mortgage, deed of trust, security interest, easement, covenant, restriction, servitude or other similar encumbrance. Solely for purposes of Section 5.11, it is understood that “Lien” does not include any license or similar right granted with respect to any Intellectual Property.

“Limited Guarantee” has the meaning set forth in the Recitals.

“Marketing Period” means the first period of twenty (20) consecutive Business Days after the date hereof (i) commencing on the later of (x) March 19, 2014 and (y) the first Business Day following the first date on which (1) Parent shall have received the Required Financial Information and (2) the Company shall have filed a current report on Form 8-K containing the audited consolidated balance sheets of the Company and its Subsidiaries as at January 31, 2014 and the related audited consolidated statements of comprehensive income (loss), stockholders’ equity and cash flows of the Company and its Subsidiaries for the fiscal year ended January 31, 2014, (ii) throughout which nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 8.1(a), 8.1(b), 8.1(c) or 8.1(i) to fail to be satisfied, assuming the Closing were to be scheduled for any time during such twenty (20) Business Day period and (iii) during the last three (3) Business Days of such twenty (20) Business Day period, the conditions set forth in Section 8.1(e) shall have been satisfied; provided, that (x) the Marketing Period in any event shall end on any earlier date on which the Debt Financing is consummated, and (y) the Marketing Period shall not be deemed to have commenced if, prior to the completion of such twenty (20) Business Day period, (A) KPMG LLP shall have withdrawn its audit opinion with respect to any financial information or financial statements included in the Required Financial Information, in which case the Marketing Period may not commence unless and until a new unqualified audit opinion is issued with respect to the consolidated financial statements of the Company for the applicable periods by KPMG LLP or another independent public accounting firm of recognized national standing reasonably acceptable to Parent, or (B) the Company shall have publicly announced any intention to, or determined that it must, restate any financial information or financial statements included in the Required Financial Information, in which case the Marketing Period may not commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended. If at any time the Company shall in good faith reasonably believe that it has provided the Required Financial Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the requirement in clause (i) of the immediately preceding sentence will be deemed to have been satisfied on the date specified in such notice, unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Financial Information and, within three (3) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Financial Information the Company has not delivered); provided, that it is understood that the delivery of such written notice from Parent to the Company will not prejudice the Company’s right to assert that the Required Financial Information has in fact been delivered.

“Material Adverse Effect” means an effect, event, change, occurrence or circumstance that, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, tangible and intangible assets and other rights, liabilities, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole or (ii) would or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger; provided, however, that, solely with respect to clause (i) above, no effect, event, change, occurrence or circumstance arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been a Material Adverse Effect: (A) operating, business, regulatory or other conditions in the industries in which the Company and its Subsidiaries operate; (B) general economic conditions, including changes in the credit, debt, financial or capital markets (including changes in interest or exchange rates), in each case, in the United States or anywhere else in the world; (C) earthquakes, floods, hurricanes, tornadoes, natural disasters or other acts of nature; (D) global, national or regional political conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (E) other than for purposes of the representations and warranties contained in Sections 5.2 and 5.3 and excluding the Company’s compliance with Sections 7.2(a) and 7.2(b), the announcement of this Agreement or any action taken or omitted to be taken by the Company or any of its Subsidiaries at the written request or with the prior written consent of the Parent or Merger Sub, including the impact thereof on relationships, contractual or otherwise, with clients, customers, suppliers, distributors, partners, financing sources or other employees and/or independent consultants; (F) any change in the cost or availability or other terms of any financing available to Parent and Merger Sub; (G) any change in Laws or GAAP or other applicable accounting rules, or their interpretations thereof required to be adopted by the Company and its Subsidiaries; (H) the fact that the prospective owner of the Company and any of its Subsidiaries is the Parent or any Affiliate of the Parent; (I) any failure by the Company or any of its Subsidiaries or Parent or any of its Affiliates to meet projections, forecasts or estimates (provided, however, that any effect, event, change, occurrence or circumstance that caused or contributed to such failure to meet projections, forecasts or estimates shall not be excluded under this clause (I)); and (J) any change in the credit rating of the Company or any of its Subsidiaries or Parent or any of its Affiliates (provided, however, that any effect, event, change, occurrence or circumstance that caused or contributed to such change in such credit rating shall not be excluded under this clause (J)); provided, that any effect, event, change, fact, occurrence or circumstance arising out of or resulting from events described in any of the foregoing clauses (A), (B), (C), (D) or (G) may constitute and be taken into account in determining whether there has been a Material Adverse Effect to the extent such events have a disproportionate adverse effect on the Company or any of the Company’s Subsidiaries, taken as a whole, in relation to other companies and businesses operating in any of the industries in which the Company’s and its Subsidiaries primarily operate.

“Material Contracts” has the meaning set forth in Section 5.12(a).

“Material Customers” has the meaning set forth in Section 5.21.

“Material Suppliers” has the meaning set forth in Section 5.21.

“Materials of Environmental Concern” means any material, substance or waste for which standards of conduct or Liability may be imposed, or which are characterized or regulated under Environmental Laws as “hazardous,” “toxic,” “radioactive” or a “pollutant” or “contaminant,” including gasoline or petroleum (including crude oil or any fraction thereof) or petroleum product, polychlorinated biphenyl, asbestos or asbestos-containing material, urea-formaldehyde insulation, radioactive material, or toxic mold.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration Escrow Account” means the escrow account established pursuant to the Merger Consideration Escrow Agreement.

“Merger Consideration Escrow Agreement” means the escrow agreement to be entered into at Closing by and among Parent, the Equityholders’ Representative and the Escrow Agent in a form to be mutually agreed in good faith.

“Merger Consideration Escrow Amount” has the meaning set forth on Exhibit B attached hereto.

“Merger Sub” has the meaning set forth in the Preamble.

“Net Excess Merger Consideration Distribution” has the meaning set forth in Section 3.6(f)(iv)(B).

“Net Holdback Distribution” has the meaning set forth in Section 3.12(a)(ii).

“Net Working Capital” means (i) the Specified Current Assets, minus (ii) the Specified Current Liabilities, in each case, as of 11:59 p.m. (San Francisco time) on the Business Day immediately preceding the Closing Date and as determined in accordance with Exhibit B attached hereto.

“Net Working Capital Target” has the meaning set forth on Exhibit B attached hereto.

“Non-Party Affiliates” has the meaning set forth in Section 10.9.

“Notes” means the 10 3/8% Senior Subordinated Notes due 2016 of the Company issued pursuant to the Indenture.

“Order” means any order, injunction, judgment, consent, settlement, decree, ruling, writ, assessment or arbitration award of any Governmental Body of competent jurisdiction.

“Outside Date” has the meaning set forth in Section 4.1(a).

“Parent” has the meaning set forth in the Preamble.

“Parent Disclosure Schedules” means the disclosure schedules delivered by Parent to the Company prior to the execution of this Agreement.

“Parent Documents” has the meaning set forth in Section 6.2.

“Parent Material Adverse Effect” means a material and adverse effect on the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement or the Parent Documents.

“Parent Plans” has the meaning set forth in Section 7.10(b).

“Parent Related Parties” has the meaning set forth in Section 4.3(c).

“Paying Agent” means Wells Fargo Bank, N.A.

“Paying Agent Fund” has the meaning specified in Section 3.2(b)(i)

“Per Share Portion” means, as of the time of determination, a fraction (i) the numerator of which is one (1), and (ii) the denominator of which is equal to the Fully Diluted Shares.

“Permits” means any approvals, consents, registrations, accreditations, licenses, permits, certificates or other authorizations of a Governmental Body.

“Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way, covenants, conditions, exclusions, encumbrances and other similar matters that are matters of record or disclosed by an inspection, survey or title report or other similar report or policies of title insurance delivered or made available to Parent prior to the date hereof and, in each case, that do not materially and adversely impact the value or current use and operation of the affected property; (ii) statutory liens for current Taxes, assessments or other governmental charges not yet due or payable or the amount or validity of which is being contested in good faith and the appropriate amount of which have been properly reserved in accordance with GAAP;

(iii) mechanics’, carriers’, workers’, repairers’, landlords’ and similar Liens arising or incurred in the ordinary course of business or the amount or validity of which is being contested in good faith and the appropriate amount of which have been properly reserved in accordance with GAAP; (iv) zoning, building codes, entitlement and other land use and environmental regulations by any Governmental Body, none of which, individually or in the aggregate, materially and adversely impact the value or current use and operation of the affected property; (v) title of a lessor under a capital or operating lease; (vi) such other imperfections in title, charges, easements, rights of way, restrictions, covenants, conditions, defects, exceptions and encumbrances that do not materially and adversely impact the value or current use and operation of the affected property; (vii) purchase money liens and liens securing rental payments under capital lease arrangements; (viii) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; and (x) any Liens set forth on Schedule 1.1(a)(ii).

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Present Fair Salable Value” has the meaning set forth in Section 6.7.

“Pro Forma Inputs” has the meaning set forth in Section 7.12(a).

“Pro Rata Portion” means, as of the time of determination, a fraction (i) the numerator of which is one (1), and (ii) the denominator of which is equal to the Fully Diluted Shares (provided that for purposes of this definition, clause (B) of the definition of Fully Diluted Shares shall include the number of shares of Company Common Stock subject to the Executive Company RSU Awards that are outstanding immediately prior to the Effective Time).

“Real Property Leases” has the meaning set forth in Section 5.10(a).

“Representative” means, with respect to any Person, any officer, director, principal, partner, manager, member, attorney, accountant, agent, employee, consultant, financial advisor or other authorized representative of such Person.

“Required Financial Information” has the meaning set forth in Section 7.12(a).

“Restated Charter” means the Restated Certificate of Incorporation of the Company, dated as of August 16, 2006, as amended from time to time thereafter.

“Resolution Period” has the meaning set forth in Section 3.6(c).

“Resolved Matters” has the meaning set forth in Section 3.6(c).

“Restricted Cash” means, as of the date of determination, the cash and cash equivalents of the Company and its Subsidiaries derived from the sources set forth on Schedule 1.1(a)(iii). For the avoidance of doubt, the Restricted Cash set forth on Schedule 1.1(a)(iii) is as of January 31, 2014 and for illustration purposes only.

“Restricted Commitment Letter Amendments” has the meaning set forth in Section 7.11(d).

“Review Period” has the meaning set forth in Section 3.6(b).

“Rollover” has the meaning set forth in the Recitals.

“Rollover Adjusted Merger Consideration Escrow Amount” means an amount in cash equal to (i) the Merger Consideration Escrow Amount less (ii) the product of (A) the Merger Consideration Escrow Amount multiplied by (B) the Rollover Adjustment Percentage.

“Rollover Adjustment Percentage” means, as of the time of determination, a fraction (i) the numerator of which is equal to the Rollover Shares, and (ii) the denominator of which is equal to the Fully Diluted Shares.

“Rollover Shares” has the meaning set forth in the Recitals.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“Schedules” has the meaning set forth in Article V.

“SEC” means the United States Securities and Exchange Commission.

“Section 262” has the meaning set forth in Section 3.1(e).

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Service Provider” has the meaning set forth in Section 5.13(a).

“Share Repurchase Agreement” means the Share Repurchase Agreement in the form of Exhibit C attached hereto, dated as of the date hereof, by and between the Company and Silver Lake Partners II, L.P., pursuant to which, upon the terms and subject to the conditions set forth therein, the Company will repurchase the one (1) authorized, issued and outstanding share of Company Series A Preferred Stock immediately prior to the Effective Time for an amount of cash equal to the Series A Preferred Stock Liquidation Preference (as defined in the Restated Charter) of $1.00.

“Silver Lake Side Letter” means the letter agreement in the form of Exhibit J attached hereto, dated as of the date hereof, by and among the Company, the SLP Investors named therein and Parent.

“SLP Director” has the meaning set forth in Section 7.7(d).

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Solvency” has the meaning set forth in Section 6.7.

“Solvent” has the meaning set forth in Section 6.7.

“Specified Current Assets” has the meaning set forth on Exhibit B attached hereto.

“Specified Current Liabilities” has the meaning set forth on Exhibit B attached hereto.

“Specified Shares” has the meaning set forth in Section 3.1(a)(iii).

“Specified Termination” has the meaning set forth in Section 4.3(b).

“State Department” has the meaning set forth in Section 5.25(c).

“STB” means Simpson Thacher & Bartlett LLP.

“Subsidiary” means any Person (i) of which a majority of the outstanding voting securities or other voting equity interests, or a majority of any other interests having the power to direct or cause the direction of the management and policies of such other Person, are owned, directly or indirectly, by the Company or (ii) with respect to which the Company or any of its Subsidiaries is a general partner or managing member.

“Subsidiary Organizational Documents” has the meaning set forth in Section 5.5.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Taxing Authority” means any Governmental Body or any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection, or imposition of taxes.

“Tax Return” means all returns, declarations, reports, estimates, information returns and statements filed or required to be filed in respect of any Taxes and any schedules or attachments thereto and amendments thereof.

“Taxes” means (i) all foreign, national, federal, regional, state or local taxes, or other similar governmental charges, fees, imposts, levies or assessments in any jurisdiction, whether disputed or not, including all income, gross receipts, capital, sales, use, ad valorem, value added, alternative or add-on minimum, transfer, registration, franchise, profits, inventory, capital stock, capital gains, license, withholding, payroll, employment, social security (or similar, including FICA), unemployment, disability, excise, severance, stamp, occupation, escheat, real property, personal property, estimated taxes and customs duties and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i).

“Termination Fee” has the meaning as set forth in Section 4.3(b).

“Transaction Costs” means, in each case solely to the extent not paid by 11:59 p.m. (San Francisco time) on the Business Day immediately preceding the Closing Date, without duplication, (i) the fees and expenses payable by the Company or any of its Subsidiaries to the Financial Advisor in connection with this Agreement and the transactions and other agreements contemplated by this Agreement, (ii) the fees and expenses payable by the Company or any of its Subsidiaries to STB and any other attorneys engaged by the Company or any of its Subsidiaries in connection with this Agreement and the transactions and other agreements contemplated by this Agreement, (iii) the fees and expenses payable by the Company or any of its Subsidiaries to outside accountants or other advisors incurred in connection with this Agreement and the transactions and other agreements contemplated by this Agreement, (iv) any fees or expenses associated with the redemption of the Notes as contemplated by Section 7.15 solely to the extent such fees and expenses are not calculated in the definition of “Closing Indebtedness,” (v) any sale, transaction, change of control, “stay-around,” retention or similar bonuses payable by the Company or any of its Subsidiaries to directors, employees or other service providers thereof in connection with the transactions contemplated by this Agreement (but, for the avoidance of doubt, excluding any severance or other amounts payable to any such employee as a result of a termination of such employee’s employment by the Surviving Corporation or any of its Subsidiaries after the Closing or such employee’s resignation for “good reason” after the Closing), (vi) the U.S. state and Federal estimated income tax payment for the fourth fiscal quarter of fiscal year 2014 for the Company and its Subsidiaries as accrued for on the unaudited consolidated balance sheets of the Company and its Subsidiaries as at January 31, 2014, (vii) the portion of the U.S. state and Federal income Tax liabilities of the Company and its Subsidiaries calculated for the period beginning on the first day of the Company’s fiscal year 2015 through the close of business on the Business Day immediately preceding the Closing Date, (viii) any unpaid withholding Taxes on any cash or cash equivalents distributed or otherwise repatriated to the Company from the date hereof through and including the Closing Date, and (ix) the portion of the Taxes, charges, fees and expenses described as Transaction Costs in Sections 10.2 and 10.3 hereof, but excluding for purposes of this definition (A) all fees and expenses incurred by the Company or its Subsidiaries (x) for which Parent is responsible for paying pursuant to Sections 7.4 or 7.12 or (y) at the written request of Parent or Merger Sub and/or any of their respective Affiliates for items or actions not otherwise required to be taken by the Company or its Subsidiaries under this Agreement, (B) all Indebtedness and (C) the Executive Company RSU Award Transaction Payments. For the avoidance of doubt, it is understood that this definition shall not include any fees or expenses incurred by Parent or Merger Sub and/or any of their respective Affiliates and/or any of their respective financial advisors, attorneys, accountants, advisors, consultants or other Representatives or financing sources, regardless of whether any such fees or expenses may be paid by the Company or any of its Subsidiaries.

“Troxel Ancillary Agreements” has the meaning set forth in Section 6.8.

“Troxel Trust” means the Douglas D. Troxel Living Trust.

“Trustee” has the meaning set forth in the Indenture.

“Ultimate Parent” means Spartacus Acquisition Holdings Corp., a Delaware corporation and the sole stockholder of Parent

“Unresolved Matters” has the meaning set forth in Section 3.6(c).

“U.S. Benefit Plan” has the meaning set forth in Section 5.13(a).

(b) Other Definitional and Interpretive Matters. Unless otherwise expressly provided herein, for purposes of this Agreement, the following rules of interpretation shall apply:

(i) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(ii) Dollars. Any reference in this Agreement to “Dollars” or “$” shall mean United States dollars.

(iii) Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. The Company may, at its option, include in the Schedules items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to Dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. Any matter set forth in any section of any Schedule shall be deemed to be referred to and incorporated in any section to which it is specifically referenced or cross-referenced, and also in all other sections of the Schedules to which such matter’s application or relevance is reasonably apparent on the face of such disclosure. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall have the meanings given to such terms in this Agreement.

(iv) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(v) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(vi) Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(vii) Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(viii) Or. The word “or” is not exclusive, unless the context otherwise requires.

(ix) Ordinary Course of Business. The phrase “ordinary course of business” or any variation thereof means “ordinary course of business consistent with past practice.”

(x) Made Available. The phrase “made available to Parent” or similar phrases as used in the Agreement shall include only the subject documents (A) delivered in writing to Parent, its Affiliates or their respective Representatives or (B) posted to the “Project Spartacus” Data Room hosted by RR Donnelley Venue at least twenty four (24) hours prior to the execution of this Agreement and that Parent’s Representatives have been granted access to prior to such time, a hard disk copy of which shall be provided to Parent as promptly as practicable following the date hereof (subject to the terms and conditions of the Confidentiality Agreement).

(xi) Reflected On or Set Forth In. An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (A) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that related to the subject matter of such representation, (B) such item is otherwise specifically set forth on the balance sheet or financial statements or (C) such item is reflected on the balance sheet or financial statements and is specifically set forth in the notes thereto.

(c) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

THE MERGER

2.1 The Merger . Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) as a wholly-owned Subsidiary of Parent and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL.

2.2 Closing. Subject to the satisfaction of the conditions set forth in Sections 8.1 and 8.2 (or the written waiver thereof by the party entitled to waive any such condition), the closing of the Merger (the “Closing”) will take place at the offices of Simpson Thacher & Bartlett LLP, 2475 Hanover Street, Palo Alto, California 94304 on the third (3rd) Business Day after the satisfaction or waiver of each condition to the Closing set forth in Sections 8.1 and 8.2 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another date and/or place is agreed to in writing by the parties hereto; provided, however, that, notwithstanding the satisfaction or waiver of the conditions set forth in Sections 8.1 and 8.2, in no event shall Parent or Merger Sub be obligated to consummate the Closing prior to the second (2nd) Business Day immediately following the final day of the Marketing Period (or such date during the Marketing Period specified by Parent on at least three (3) Business Days written notice to the Company). The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

2.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable at the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware, a certificate of merger with respect to the Merger in the form attached hereto as Exhibit D (the “Certificate of Merger”), executed in accordance with the relevant provisions of the DGCL and, as soon as practicable at the Closing, shall make all other filings or recordings required under the DGCL with respect to the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as Parent and the Company shall reasonably agree and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

2.4 Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

2.5 Certificate of Incorporation and Bylaws. Effective upon the Effective Time, the Restated Charter shall be amended and restated in a form designated by Parent prior to the Closing and as so amended shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law and such certificate of incorporation. Effective upon the Effective Time, the bylaws of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law and such bylaws.

2.6 Directors. The directors of Merger Sub as of immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

2.7 Officers. The officers of the Company as of immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

ARTICLE III

EFFECTS OF THE MERGER ON EQUITY INTERESTS OF THE CONSTITUENT CORPORATIONS

3.1 Effects of the Merger on Capital Stock, Company RSUs and Company Options.

(a) Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any Company Common Stockholder or holder of any shares of capital stock, or rights to acquire or receive payment in respect of shares of capital stock, of the Company, its Subsidiaries, Parent or Merger Sub:

(i) Capital Stock of Merger Sub. Each issued and outstanding share of common stock, par value $0.01 per share, of Merger Sub shall automatically be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(ii) Cancellation of Certain Company Common Stock, Company Preferred Stock and Company Series A Preferred Stock. Each share of Company Common Stock, Company Preferred Stock or Company Series A Preferred Stock that is owned by (A) the Company or any of its Subsidiaries (including after giving effect to the transactions contemplated by the Share Repurchase Agreement) or (B) any of Parent, Merger Sub or their respective Affiliates (including, for the avoidance of doubt, the Rollover Shares) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor. For the avoidance of doubt, at the Effective Time, all shares of Company Preferred Stock and Company Series A Preferred issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto.

(iii) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than (A) shares of Company Common Stock to be cancelled in accordance with Section 3.1(a)(ii) and (B) the Appraisal Shares (such shares identified in clauses (A) and (B), the “Specified Shares”)), shall be converted into and shall thereafter represent the right of the holder thereof to receive an amount in cash equal to the following (collectively, the “Company Common Stock Merger Consideration”): (1) the Per Share Portion of the Estimated Merger Consideration payable as provided in Section 3.2 (the “Company Common Stockholder Closing Consideration”), (2) the Per Share Portion of the Additional Consideration (if any), and (3) the Per Share Portion of the Holdback Remainder Consideration, in each case, without interest. At the Effective Time, all shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Company Common Stockholder shall cease to have any rights with respect to such Company Common Stock except the right to receive the Company Common Stock Merger Consideration.

For the avoidance of doubt, at the Effective Time, each Rollover Share shall be automatically and cancelled and retired and no consideration under this Agreement shall be delivered in exchange therefor; it being agreed and acknowledged that the securities of Ultimate Parent issued to Troxel Trust in exchange for the Rollover Shares in connection with the Rollover constitute the only consideration paid or payable in respect of the Rollover Shares in connection with the transactions contemplated by this Agreement.

(b) Treatment of Company RSU Awards.

(i) Except (x) for the Executive Company RSU Awards (which are exclusively subject to Section 3.1(b)(ii) below) or (y) as otherwise agreed to in writing prior to the Effective Time by Parent and a Company RSU Holder with respect to any of such Company RSU Holder’s Company RSU Awards, prior to the Effective Time, the Company shall take or cause to be taken any and all actions necessary to cause each Company RSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time to be cancelled and terminated as of the Effective Time, and converted into the right of the Company RSU Holder thereof to receive the following (collectively, the “Company RSU Award Merger Consideration”): (i) an amount in cash equal to the product of (A) the Per Share Portion of the Estimated Merger Consideration multiplied by (B) the number of shares of Company Common Stock subject to such Company RSU Award (the “Company RSU Holder Closing Consideration”); (ii) an amount in cash equal to the product of (A) the Per Share Portion of the Additional Consideration (if any) multiplied by (B) the number of shares of Company Common Stock subject to such Company RSU Award (the “Additional Company RSU Holder Consideration”); and (iii) an amount in cash equal to the product of (A) the Per Share Portion of Holdback Remainder Consideration (if any) multiplied by (B) the number of shares of Company Common Stock subject to such Company RSU Award (the “Company RSU Holder Holdback Remainder Consideration”), in each case, without interest. Except (x) for the Executive Company RSU Awards (which are exclusively subject to Section 3.1(b)(ii) below) or (y) as otherwise agreed to in writing by Parent and a Company RSU Holder with respect to any of such Company RSU Holder’s Company RSU Awards, subject to compliance by each Company RSU Holder with Section 3.2(c), all payments of (i) Company RSU Holder Closing Consideration shall be made (without interest and subject to applicable Tax withholding) by or on behalf of the Surviving Corporation to such Company RSU Holder no later than the next payroll payment date of the Company but in no event sooner than three (3) Business Days after the Closing Date, (ii) any Additional Company RSU Holder Consideration shall be made (without interest and subject to applicable Tax withholding) by or on behalf of the Surviving Corporation to such Company RSU Holder no later than the next payroll payment date of the Company that is no earlier than three (3) Business Days after the date the Surviving Corporation receives such Additional Company RSU Holder Consideration (if any) pursuant to Section 3.6(f)(iv)(C), and (iii) any Company RSU Holder Holdback Remainder Consideration shall be made (without interest and subject to applicable Tax withholding) by or on behalf of the Surviving Corporation to such Company RSU Holder no later than the next payroll payment date of the Company that is no earlier than three (3) Business Days after the date the Surviving Corporation receives such Company RSU Holder Holdback Remainder Consideration (if any) pursuant to
Section 3.12(a)(iii).

(ii) Pursuant to the Executive Employment Letters, prior to the Effective Time, the Company shall take or cause to be taken any and all actions necessary to cause each Executive Company RSU Award, whether vested or unvested, that is outstanding immediately prior to the Effective Time to be cancelled and terminated as of immediately prior to the Effective Time, and converted into the right of the Executive Company RSU Holder thereof to receive the following (collectively, the “Executive Company RSU Award Transaction Payments”): (A) an amount in cash equal to the cash payment provided for in such Executive Company RSU Holder’s respective Executive Employment Letter with respect to such Executive Company RSU Award based upon the Estimated Merger Consideration (including giving effect to any minimum and maximum payments noted therein) (the “Executive Company RSU Holder Closing Payments”); (B) an amount in cash equal to the cash payment provided for in such Executive Company RSU Holder’s respective Executive Employment Letter with respect to such Executive Company RSU Award based upon the Excess Merger Consideration Distribution (if any) (including giving effect to any minimum and maximum payments noted therein) (the “Additional Executive Company RSU Holder Transaction Payments”); and (C) an amount in cash equal to the cash payment provided for in such Executive Company RSU Holder’s respective Executive Employment Letter with respect to such Executive Company RSU Award based upon an Holdback Distribution (if any) (including giving effect to any minimum and maximum payments noted therein) (the “Executive Company RSU Holder Holdback Remainder Transaction Payments”), in each case, without interest. For the avoidance of doubt, none of the Executive Company RSU Holders shall be otherwise entitled to receive the Company RSU Award Merger Consideration for such Executive Company RSU Awards, and the sole payments with respect to the Executive Company RSU Awards shall be the Executive Company RSU Award Transaction Payments. Subject to compliance by each Executive Company RSU Holder with Section 3.2(c), all payments of (i) Executive Company RSU Holder Closing Payments shall be made (without interest and subject to applicable Tax withholding) by or on behalf of the Surviving Corporation to such Executive Company RSU Holder on the Closing Date, (ii) any Additional Executive Company RSU Holder Transaction Payments shall be made (without interest and subject to applicable Tax withholding) by or on behalf of the Surviving Corporation to such Executive Company RSU Holder no later than the next payroll payment date that is no earlier than three (3) Business Days after the date the Surviving Corporation receives such Additional Executive Company RSU Holder Transaction Payments (if any) pursuant Section 3.6(f)(iv)(A) and (iii) any Executive Company RSU Holder Holdback Remainder Transaction Payments shall be made (without interest and subject to applicable Tax withholding) by or on behalf of the Surviving Corporation to such Executive Company RSU Holder no later than the next payroll payment date that is no earlier than three (3) Business Days after the date the Surviving Corporation receives such Executive Company RSU Holder Holdback Remainder Transaction Payments (if any) pursuant Section 3.12(a)(i).

(c) Treatment of Company Options. Except as otherwise agreed to in writing prior to the Effective Time by Parent and a Company Optionholder with respect to any of such Company Optionholder’s Company Options, prior to the Effective Time, the Company shall take or cause to be taken any and all actions necessary to cause (x) all outstanding Company Options, whether subject to time-based, performance-based or other vesting conditions, to become fully vested and exercisable as of immediately prior to the Effective Time, and (y) each outstanding Company Option that is so vested and exercisable immediately prior to the Effective Time (after giving effect to clause (x) above) to be cancelled and terminated as of the Effective Time, and converted into the right of the Company Optionholder thereof to receive the following (collectively, the “Company Option Merger Consideration”): (i) an amount in cash equal to the product of (A) the excess (if any) of (1) the Per Share Portion of the Estimated Merger Consideration over (2) the applicable exercise price per share of Company Common Stock issuable under such Company Option, multiplied by (B) the number of shares of Company Common Stock subject to such Company Option (the “Company Optionholder Closing Consideration”); (ii) an amount in cash equal to (A) the product of (1) the number of shares of Company Common Stock subject to such Company Option multiplied by (2) the excess, if any, of (x) the sum of the Per Share Portion of the Additional Consideration (if any) plus the Per Share Portion of the Estimated Merger Consideration over (y) the applicable exercise price per share of Company Common Stock issuable under such Company Option, minus (B) the amount, if any, described in clause (y)(i) of this Section 3.1(c) (the “Additional Company Optionholder Consideration”); and (iii) an amount in cash equal to (A) the product of (1) the number of shares of Company Common Stock subject to such Company Option multiplied by (2) the excess, if any, of (x) the sum of the Per Share Portion of Holdback Remainder Consideration (if any) plus the Per Share Portion of the Additional Consideration (if any) plus the Per Share Portion of the Estimated Merger Consideration over (y) the applicable exercise price per share of Company Common Stock issuable under such Company Option, minus (B) the sum of the amounts, if any, described in clauses (y)(i) and (y)(ii) of this Section 3.1(c) (the “Company Optionholder Holdback Remainder Consideration”), in each case, without interest. For the avoidance of doubt, no Company Optionholder holding an outstanding Company Option that is vested and exercisable immediately prior to the Effective Time (after giving effect to clause (x) above) and has an exercise price per share of Company Common Stock issuable under such Company Option that is equal to or greater than the Per Share Portion of the Final Merger Consideration shall be entitled to any payment with respect to such Common Option before or after the Effective Time and all such Company Options shall be cancelled for no consideration. Except as otherwise agreed to in writing by Parent and a Company Optionholder with respect to any of such Company Optionholder’s Company Options, subject to compliance by each Company Optionholder with Section 3.2(c), all payments of (i) Company Optionholder Closing Consideration shall be made (without interest and subject to applicable Tax withholding) by or on behalf of the Surviving Corporation to such Company Optionholder no later than the next payroll payment date of the Company but in no event sooner than three (3) Business Days after the Closing Date, (ii) any Additional Company Optionholder Consideration shall be made (without interest and subject to applicable Tax withholding) by or on behalf of the Surviving Corporation to such Company Optionholder no later than the next payroll payment date that is no earlier than three (3) Business Days after the date the Surviving Corporation receives such Additional Company Optionholder Consideration (if any) pursuant Section 3.6(f)(iv)(D) and (iii) any Company Optionholder Holdback Remainder Consideration shall be made (without interest and subject to applicable Tax withholding) by or on behalf of the Surviving Corporation to such Company Optionholder no later than the next payroll payment date that is no earlier than three (3) Business Days after the date the Surviving Corporation receives such Company Optionholder Holdback Remainder Consideration (if any) pursuant Section 3.12(a)(iv).

(d) Company Incentive Plans. Prior to the Effective Time, the Company shall adopt such resolutions and take all other appropriate actions that do not involve the payment of any consideration required to effectuate the actions contemplated by this Section 3.1, including to ensure that (i) all awards issued under the Company Incentive Plans and the Executive

Employment Letters shall be treated in accordance with this Section 3.1; (ii) after the Effective Time, except as otherwise agreed between Parent and a particular award holder, neither any holder of Company RSU Awards, Executive Company RSU Awards or Company Options nor any other participant in any Company Equity Plan shall have any right thereunder to acquire any securities of the Company, the Surviving Corporation, or Parent, or to receive any payment or benefit with respect to any award previously granted under the Company Equity Plans or the Executive Employment Letters, except as provided in this Section 3.1, and (iii) in accordance with Section 7.19, on and after the Effective Time, no further Company RSU Awards, Executive Company RSU Awards, Company Options or other rights with respect to any securities of the Company or the Surviving Corporation shall be granted or outstanding under any Company Incentive Plan.

(e) Appraisal Shares. Notwithstanding anything in this Agreement to the contrary, shares (the “Appraisal Shares”) of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any Company Common Stockholder who has not voted in favor of the adoption of this Agreement or consented thereto in writing and who is entitled to exercise and properly exercises appraisal rights with respect to such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Company Common Stock Merger Consideration as provided in Section 3.1(a)(iii), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262. At the Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 shall cease and each such Appraisal Share shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Company Common Stock Merger Consideration without interest as provided in Section 3.1(a)(iii). The Company shall deliver prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

(f) Rollover Assistance. Prior to the Effective Time, the Company agrees to provide all assistance reasonably requested by Troxel Trust or Parent with respect to the Rollover upon the terms and conditions set forth in the Equity Commitment Letter and the Troxel Ancillary Agreements.

3.2 Estimated Merger Consideration.

(a) Determination of Estimated Merger Consideration. No later than three (3) Business Days before the Closing Date, the Company shall deliver to Parent a statement (the “Estimated Closing Statement”), certified by the Company’s chief financial officer, setting forth the Company’s good faith calculation of (i) the aggregate amount of the Estimated Merger Consideration and (ii) each of the Estimated Merger Consideration Elements, together with reasonable supporting detail; provided, however, that (x) at least five (5) Business Days prior to the delivery of the Estimated Closing Statement and the Estimated Merger Consideration Elements to Parent, the Company shall provide a draft of the Estimated Closing Statement and such supporting detail to Parent for its review, (y) the Company shall provide Parent with the opportunity to provide comments to such draft and calculation in good faith and (z) the Company shall give due and reasonable consideration in good faith to any comments made by Parent (and shall correct the Estimated Closing Statement for any inaccuracies shown by Parent) and shall otherwise cooperate in good faith to answer any questions and resolve any issues raised by Parent and its Representatives in connection with their review of the Estimated Closing Statement. The Estimated Closing Statement shall be prepared in a manner consistent with the terms of this Agreement, including Exhibit B attached to this Agreement with respect to Estimated Net Working Capital.

(b) Payment of Closing Payments.

(i) Paying Agent; Paying Agent Fund. At the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, in trust for the benefit of the Company Common Stockholders, Company RSU Holders, Executive Company RSU Holders and Company Optionholders, cash in U.S. dollars payable to the Company Common Stockholders, Company RSU Holders, Executive Company RSU Holders and Company Optionholders pursuant to this Article III in an amount equal to the sum of the aggregate (w) Company Common Stockholder Closing Consideration, (x) Company RSU Holder Closing Consideration, (y) Executive Company RSU Holder Closing Payments and (z) Company Optionholder Closing Consideration. Any money deposited with the Paying Agent, together with any interest or other earnings thereon shall hereinafter referred to as the “Paying Agent Fund.”

(ii) Company Common Stockholder Closing Consideration. Subject to compliance by each Company Common Stockholder that holds Company Common Stock (other than the Specified Shares) immediately prior to the Effective Time with Section 3.2(c), on the Closing Date but following the Effective Time, Parent shall cause to be paid from the proceeds in the Paying Agent Fund, to each such Company Common Stockholder an amount equal to the aggregate Company Common Stockholder Closing Consideration of such Company Common Stockholder in respect of the shares of Company Common Stock (other than the Specified Shares) held by such Company Common Stockholder as of immediately prior to the Effective Time by wire transfer of immediately available funds to the account of such Company Common Stockholder identified in the Letter of Transmittal for such Company Common Stockholder. Such amount shall be paid to each such Company Common Stockholder at the Closing for Company Common Stockholders that have delivered a duly completed and executed Letter of Transmittal to the Company at least two (2) Business Days prior to the Closing Date, or promptly (and in any event within two (2) Business Days) following receipt of a duly completed and executed Letter of Transmittal for Company Common Stockholders that have not delivered a duly completed and executed Letter of Transmittal to the Company at least two (2) Business Days prior to the Closing Date.

(iii) Company RSU Holders and Company Optionholders Closing Consideration. On the Closing Date but following the Effective Time, Parent shall cause to be paid from the proceeds in the Paying Agent Fund, to the Surviving Corporation, the sum of the aggregate (x) Company RSU Holder Closing Consideration, (y) Executive Company RSU Holder Closing Payments and (z) Company Optionholder Closing Consideration by wire transfer of immediately available funds to the account of the Surviving Corporation. The Company RSU Holder Closing Consideration will be paid by the Surviving Corporation to the Company RSU Holders (other than the Executive Company RSU Holders) pursuant to Section 3.1(b)(i). The Executive Company RSU Holder Closing Payments will be paid by the Surviving Corporation to the Executive Company RSU Holders pursuant to Section 3.1(b)(ii). The Company Optionholder Closing Consideration will be paid by the Surviving Corporation to the Company Optionholders pursuant to Section 3.1(c).

(c) Exchange Procedures. As soon as reasonably practicable after the date hereof and in any event no later than the tenth (10th) Business Day following the date hereof, the Company shall mail or otherwise deliver (i) to each Company Common Stockholder a Letter of Transmittal, substantially in the form of Exhibit E attached hereto (the “Letter of Transmittal”), together with any notice required pursuant to Section 262 of the DGCL, (ii) each Company RSU Holder (other than the Executive Company RSU Holders) a Company RSU Holder Participation Agreement, substantially in the form of Exhibit F attached hereto (the “Company RSU Holder Participation Agreement”), (iii) each Executive Company RSU Holder an Executive Company RSU Holder Participation Agreement, substantially in the form of Exhibit G attached hereto (the “Company RSU Holder Participation Agreement”) and (iv) each Company Optionholder a Company Optionholder Holder Participation Agreement, substantially in the form of Exhibit H attached hereto (the “Company Optionholder Holder Participation Agreement”), which in each such case, for the avoidance of doubt, shall include the obligation of each Company Common Stockholder, Company RSU Holder, Executive Company RSU Holder and Company Optionholder to agree to Sections 3.8, 3.9, 3.10, and 3.11 of this Agreement. Upon the delivery to the Company of any duly executed Letter of Transmittal and the surrender of the certificates (if any) (or, if applicable, affidavits of loss in lieu thereof attached to the Letter of Transmittal) that, immediately prior to the Effective Time, represented the shares of Company Common Stock held by such Company Common Stockholder as of immediately prior to the Effective Time, each such Company Common Stockholder shall be entitled to receive, subject to the terms and conditions hereof, the Company Common Stock Merger Consideration in respect of its, his or her shares of Company Common Stock. Upon the delivery of any duly executed Company RSU Holder Participation Agreement to the Company, each such Company RSU Holder (other than the Executive Company RSU Holders) shall be entitled to receive, subject to the terms and conditions hereof, the Company RSU Award Merger Consideration. Upon the delivery of any duly executed Executive Company RSU Holder Participation Agreement to the Company, each such Executive Company RSU Holder shall be entitled to receive, subject to the terms and conditions hereof, the Executive Company RSU Award Transaction Payments. Upon the delivery of any duly executed Company Optionholder Participation Agreement to the Company, each such Company Optionholder shall be entitled to receive, subject to the terms and conditions hereof, the Company Option Merger Consideration (if any) in respect of his or her Company Options.

(d) No Further Ownership Rights in Company Common Stock. All cash paid upon the surrender of Company Common Stock in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.

(e) No Liability. None of Parent, Merger Sub, the Company, any Subsidiary of the Company, the Equityholders’ Representative, the Paying Agent or any other Person shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f) Termination of the Paying Agent Fund. Any portion of the Paying Agent Fund which remains undistributed to the Company Common Stockholders as of the date that is twelve (12) months following the Closing Date shall be delivered to the Surviving Corporation, and (subject to abandoned property, escheat or other similar Laws) any Company Common Stockholder, to the extent such Person has not theretofore complied with Section 3.2(c), shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for the portion of the Company Common Stockholder Merger Consideration to which such Company Common Stockholder is entitled pursuant to this Agreement. Any such portion of the Paying Agent Fund remaining unclaimed by the Company Common Stockholders two (2) years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

3.3 Escrow Account. At the Closing, Parent shall deliver, or cause to be delivered, to the Escrow Agent an amount to be held in the Merger Consideration Escrow Account in accordance with the terms of the Merger Consideration Escrow Agreement equal to the Rollover Adjusted Merger Consideration Escrow Amount. At the Closing, Parent shall deliver, or cause to be delivered, to Equityholders’ Representative equal to the Holdback Amount to be held by the Equityholders’ Representative in accordance with the terms of this Agreement.

3.4 Transaction Costs. Simultaneously with, and subject to the consummation of, the Closing, by wire transfer of immediately available funds on behalf of the Company and its Subsidiaries, Parent shall pay, or cause to be paid, the Transaction Costs in accordance with the invoices (which shall include appropriate wire transfer instructions) provided by each payee thereof at least two (2) Business Days prior to the Closing Date.

3.5 Certain Indebtedness. Simultaneously with, and subject to the consummation of, the Closing, by wire transfer of immediately available funds on behalf of the Company and its Subsidiaries, Parent shall irrevocably deposit, or cause the irrevocable deposit of, funds with the Trustee as trust funds pursuant to Section 13.01(2) of the Indenture in an aggregate amount sufficient to cause the repayment of all Indebtedness thereunder and cause the discharge of the Indenture in accordance with the notice of redemption of the Notes made pursuant to Sections 3.03 and 3.07(d) of the Indenture on the Closing Date that provides for a redemption date of thirty (30) days after the Closing Date, as required by Section 7.15. Simultaneously with the Closing, Parent shall repay, or cause to be repaid, the aggregate outstanding amount of Indebtedness of the Company and its Subsidiaries pursuant to the Credit Facility by wire transfer of immediately available funds in accordance with wire transfer instructions set forth in a payoff letter, in form and substance reasonably acceptable to Parent and the Debt Financing Sources (which payoff letter, for the avoidance of doubt, shall indicate that the lenders under the Credit Facility have agreed to release all Liens on the assets and properties of the Company and its Subsidiaries pledged thereunder upon receipt of all amounts indicated in such payoff letter), provided to Parent by the Company at least two (2) Business Days prior to the Closing Date. As of the Closing, with respect to each of the letters of credit, bankers’ acceptances and similar facilities of the Company and/or its Subsidiaries issued pursuant to Indebtedness of the Company and/or its Subsidiaries or commitments under agreements governing Indebtedness of the Company and/or its Subsidiaries, Parent and the Company shall work together reasonably and in good faith to, on or prior to the Closing Date, cause such letter of credit to be returned to the issuers thereof, provide to the issuer of such letter of credit a letter of credit in the same amount, on terms satisfactory to the issuers of such letters of credit, or otherwise satisfy the issuers of such letters of credit as to the disposition or retention of such letters of credit under the applicable credit facilities (e.g., cash collateralizing such obligations).

3.6 Post-Closing Determination of Final Merger Consideration.

(a) From and after Parent’s delivery of the Closing Statement until the determination of the Final Closing Statement pursuant to this Section 3.6, Parent and the Surviving Corporation shall, and shall cause their respective Subsidiaries to, permit the Equityholders’ Representative and its Representatives reasonable access, during normal business hours and upon reasonable advance notice, to the personnel, accountants and properties of the Surviving Corporation and its Subsidiaries, and reasonable access (with the right to make copies), during normal business hours upon reasonable advance notice, to all of the books, records, contracts and other documents (including auditor’s work papers) of the Surviving Corporation and its Subsidiaries that are reasonably relevant to the review and verification of the calculations set forth in the Closing Statement, a Dispute Notice or otherwise related to the negotiation and/or resolution of the Final Closing Statement.

(b) Following the Closing, Parent shall prepare a good faith calculation of (i) the Final Merger Consideration, (ii) the Final Merger Consideration Elements and (iii) the Additional Consideration (if any). The calculations described under the foregoing clauses (i), (ii) and (iii) are collectively referred to herein as the “Closing Statement.” Parent shall deliver the Closing Statement, together with reasonable supporting detail as to each of the calculations (including with respect to the Final Merger Consideration Elements) set forth in the Closing Statement, to the Equityholders’ Representative no later than ninety (90) days following the Closing Date. The Closing Statement shall be prepared in a manner consistent with the terms of this Agreement, including Exhibit B attached to this Agreement with respect to Net Working Capital. The Closing Statement shall be final and binding on all parties unless the Equityholders’ Representative gives Parent written notice (a “Dispute Notice”) of any disputes or objections thereto (collectively, the “Disputed Items”) with reasonable supporting detail as to such Disputed Items, within forty-five (45) days after receipt of the Closing Statement (such period, the “Review Period”). In the event the Equityholders’ Representative fails to give Parent a Dispute Notice prior to the expiration of the Review Period or otherwise earlier notifies Parent in writing that the Equityholders’ Representative has no disputes or objections to the Closing Statement, the Closing Statement shall be final and binding on all parties and the Merger Consideration Escrow Account shall be distributed, and payments shall be made by Parent, in accordance with Section 3.6(f).

(c) Parent and the Equityholders’ Representative shall, for a period of thirty (30) days (or such longer period as Parent and the Equityholders’ Representative may agree in writing) following delivery of a Dispute Notice to Parent (the “Resolution Period”), attempt in good faith to resolve their differences (all such discussions and communications related thereto shall (unless otherwise agreed by Parent and the Equityholders’ Representative in writing) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule), and any such resolution by them as to any Disputed Items shall be final and binding on all parties. Any Disputed Items agreed to by Parent and the Equityholders’ Representative in writing, together with any items or calculations set forth in the Closing Statement not disputed or objected to by the Equityholders’ Representative in the Dispute Notice, are collectively referred to herein as the “Resolved Matters.” Any Resolved Matters shall be final and binding on all parties, except to the extent such component could be affected by other components of the calculations set forth in the Closing Statement that are the subject of a Dispute Notice. If at the end of the Resolution Period, Parent and the Equityholders’ Representative have been unable to resolve all of the differences that they may have with respect to the matters specified in the Dispute Notice, either of Parent or the Equityholders’ Representative may, upon written notice to the other, refer all matters that remain in dispute with respect to the Dispute Notice (the “Unresolved Matters”) for resolution to the Independent Accountant. If one or more Unresolved Matters are submitted to the Independent Accountant for resolution, Parent and the Equityholders’ Representative shall enter into a customary engagement letter with, and to the extent necessary each party to this Agreement will waive and cause its controlling Affiliates (excluding any portfolio company of any investment fund affiliated with either Silver Lake Group, L.L.C. or HGGC, LLC (other than the Company and its Subsidiaries)) to waive any conflicts with, the Independent Accountant at the time such dispute is submitted to the Independent Accountant and shall cooperate with the Independent Accountant in connection with its determination pursuant to this Section 3.6. Within ten (10) days after the Independent Accountant has been retained, each of Parent and the Equityholders’ Representative shall furnish, at its own expense, to the Independent Accountant and substantially simultaneously to the other a written statement of its position with respect to each Unresolved Matter. Within five (5) Business Days after the expiration of such ten (10) day period, each of Parent and the Equityholders’ Representative may deliver to the Independent Accountant its response to the other’s position on each Unresolved Matter; provided, that it delivers a copy thereof substantially simultaneously to the other. With each submission, each of Parent and the Equityholders’ Representative may also furnish to the Independent Accountant such other information and documents as it deems relevant or such information and documents as may be requested by the Independent Accountant; provided, that it delivers a copy thereof substantially simultaneously to the other. The Independent Accountant may, at its discretion, conduct one or more conferences (whether in person or by teleconference) concerning the disagreement and each of Parent and the Equityholders’ Representative shall have the right to present additional documents, materials and other information and to have present its Representatives at such conferences.

(d) The Independent Accountant shall be directed to promptly, and in any event within thirty (30) days after its appointment pursuant to Section 3.6(c) acting as an expert in accounting and not as a valuation expert, render its decision on the Unresolved Matters (and not on any other matter or calculation set forth in the Closing Statement) in a manner consistent with the terms of (including the definitions contained in) this Agreement, including Exhibit B attached to this Agreement with respect to Net Working Capital (it being agreed, for the avoidance of doubt, that the scope of the Unresolved Matters to be resolved by the Accounting Firm shall be limited to fixing mathematical errors and determining whether the items in dispute were determined in a manner consistent with the terms of (including the definitions contained in) this Agreement, including Exhibit B attached to this Agreement with respect to Net Working Capital). The Independent Accountant’s determination as to each Unresolved Matter shall be set forth in a written statement delivered to each of Parent and the Equityholders’ Representative, which shall include the Independent Accountant’s (i) determination as to the calculation of each of the Unresolved Matters and (ii) the corresponding corrective calculations set forth in the Closing Statement that are derived from its determination as to the calculations of the Unresolved Matters, all of which shall be final and binding on all parties. In resolving any Unresolved Matter, the Independent Accountant may not assign a value to such item greater than the greatest value for such item claimed by Parent in the Closing Statement or by the Equityholders’ Representative in the Dispute Notice or less than the lowest value for such item claimed by Parent in the Closing Statement or by the Equityholders’ Representative in the Dispute Notice. The Independent Accountant shall also determine the proportion of its fees and expenses to be paid by each of Parent and the Equityholders’ Representative based on the degree (as determined by the Independent Accountant) to which the Independent Accountant has accepted the positions of Parent and the Equityholders’ Representative. For the avoidance of doubt, the Independent Accountant’s fees and expenses payable by Parent (if any) shall be paid to the Independent Accountant directly by Parent, and the Independent Accountant’s fees and expenses payable by the Equityholders’ Representative (if any) shall be paid to the Independent Accountant from the Holdback Amount pursuant to Section 3.10.

(e) For purposes of this Agreement, the “Final Closing Statement” shall be (i) in the event that no Dispute Notice is delivered by the Equityholders’ Representative to Parent prior to the expiration of the Review Period, the Closing Statement delivered by Parent to the Equityholders’ Representative pursuant to Section 3.6(b), (ii) in the event that a Dispute Notice is delivered by the Equityholders’ Representative to Parent prior to the expiration of the Review Period and Parent and the Equityholders’ Representative are able to agree on all matters set forth in such Dispute Notice, the Closing Statement delivered by Parent to the Equityholders’ Representative pursuant to Section 3.6(b), as adjusted pursuant to the agreement of Parent and the Equityholders’ Representative in writing, or (iii) in the event that a Dispute Notice is delivered by the Equityholders’ Representative to Parent prior to the expiration of the Review Period and Parent and the Equityholders’ Representative are unable to agree on all matters set forth in such Dispute Notice, the Closing Statement delivered by Parent to the Equityholders’ Representative pursuant to Section 3.6(b), as adjusted (A) pursuant to the agreement of Parent and the Equityholders’ Representative in writing as to the Resolved Matters and (B) by the Independent Accountant’s determination as to the calculation of the Unresolved Matters in accordance with Sections 3.6(c) and
3.6(d).

(f) Payment of the Final Merger Consideration Payments.

(i) If the Final Merger Consideration exceeds the Estimated Merger Consideration, then within five (5) Business Days after the final determination of the Final Closing Statement, Parent shall deposit, or cause to be deposited, in immediately available funds, with the Escrow Agent in the Merger Consideration Escrow Account an amount in cash equal to (A) the lesser of (1) full amount by which the Final Merger Consideration exceeds the Estimated Merger Consideration and (2) $6,000,000, less (B) the product of (x) such lesser amount in clause (A) multiplied by (y) the Rollover Adjustment Percentage, and immediately thereafter, Parent and the Equityholders’ Representative shall provide a joint written instruction to the Escrow Agent to deliver promptly from the Merger Consideration Escrow Account by wire transfer of immediately available funds in accordance with the Merger Consideration Escrow Agreement all proceeds in the Merger Consideration Escrow Account to the Company Common Stockholders and the Surviving Corporation (on behalf of the Executive Company RSU Holders, the other Company RSU Holders and the Company Optionholders, as the case may be), in each case as set forth in Section 3.6(f)(iv).

(ii) If the Final Merger Consideration equals the Estimated Merger Consideration, then within five (5) Business Days after the final determination of the Final Closing Statement, Parent and the Equityholders’ Representative shall provide a joint written instruction to the Escrow Agent to deliver promptly from the Merger Consideration Escrow Account by wire transfer of immediately available funds in accordance with the Merger Consideration Escrow Agreement all proceeds in the Merger Consideration Escrow Account to the Company Common Stockholders and the Surviving Corporation (on behalf of the Executive Company RSU Holders, the other Company RSU Holders and the Company Optionholders, as the case may be), in each case as set forth in Section 3.6(f)(iv).

(iii) If the Estimated Merger Consideration exceeds the Final Merger Consideration, then within five (5) Business Days after the final determination of the Final Closing Statement, Parent and the Equityholders’ Representative shall provide a joint written instruction to the Escrow Agent to deliver promptly from the Merger Consideration Escrow Account by wire transfer of immediately available funds in accordance with the Merger Consideration Escrow Agreement (1) an amount equal to (A) the full amount by which the Estimated Merger Consideration exceeds the Final Merger Consideration less (B) the product of (x) such amount in clause (A) multiplied by (y) the Rollover Adjustment Percentage to Parent (provided that such amount in this clause (1) shall not exceed the amount of funds then held in the Merger Consideration Escrow Account), and (2) the funds remaining (if any) in the Merger Consideration Escrow Account, after giving effect to clause (1), to the Company Common Stockholders and the Surviving Corporation (on behalf of the Executive Company RSU Holders, the other Company RSU Holders and the Company Optionholders, as the case may be), in each case as set forth in Section 3.6(f)(iv). In the event that the full amount by which the Estimated Merger Consideration exceeds the Final Merger Consideration is greater than the funds then held in the Merger Consideration Escrow Account, Parent shall have no recourse against the Equityholders’ Representative, the Company Common Stockholders, the Company RSU Holders, the Company Optionholders or any other Person.

(iv) Subject to Sections 3.10 and 3.11(a), all distributions of funds from the Merger Consideration Escrow Account to the Company Common Stockholders and the Surviving Corporation (on behalf of the Executive Company RSU Holders, the other Company RSU Holders and the Company Optionholders, as the case may be) pursuant to and in accordance with Sections 3.6(f)(i), 3.6(f)(ii) and 3.6(f)(iii), shall be made as follows (such distribution, the “Excess Merger Consideration Distribution”):

(A) to the Surviving Corporation on behalf of the Executive Company RSU Holders, an aggregate amount equal to the Additional Executive Company RSU Holder Transaction Payments payable to the Executive Company RSU Holders with respect to the Excess Merger Consideration Distribution;

(B) to each Company Common Stockholder, an aggregate amount equal to the product of (x) the aggregate number of shares of Company Common Stock (other than the Specified Shares) held by such Company Common Stockholder immediately prior to the Effective Time, multiplied by (y) the Per Share Portion of the difference of (1) the Excess Merger Consideration Distribution, minus (2) the aggregate Additional Executive Company RSU Holder Transaction Payments required by Section 3.6(f)(iv)(A) with respect to such Excess Merger Consideration Distribution (such difference, the “Net Excess Merger Consideration Distribution”);

(C) to the Surviving Corporation on behalf of the Company RSU Holders (other than the Executive Company RSU Holders), an aggregate amount equal to the product of (x) the aggregate number of shares of Company Common Stock subject to the aggregate Company RSU Awards held by such Company RSU Holders immediately prior to the Effective Time, multiplied by (ii) the Per Share Portion of the Net Excess Merger Consideration Distribution; and

(D) to the Surviving Corporation on behalf of the Company Optionholders, an aggregate amount equal to (x) the product of (1) the aggregate number of shares of Company Common Stock subject to all Company Options that were held by such Company Optionholders and exercisable immediately prior to the Effective Time (after giving effect to the vesting provided for in Section 3.1(c)) (excluding Company Options cancelled for no consideration pursuant to Section 3.1(c)) (such number of shares, the “Aggregate Exercise Number”), multiplied by (2) the aggregate excess, if any, of (A) the aggregate sum of the Per Share Portions of the Net Excess Merger Consideration Distribution with respect to the Aggregate Exercise Number plus the aggregate sum of the Per Share Portions of the Estimated Merger Consideration with respect to the Aggregate Exercise Number over (B) the aggregate sum of the applicable exercise prices per share of Company Common Stock issuable under all such Company Options, minus (y) the aggregate amount, if any, described in clause (y)(i) of Section 3.1(c) for all such Company Options.

(v) No portion of the Rollover Adjusted Merger Consideration Escrow Amount shall be distributed to Parent pursuant to Section 3.6(f)(iii) unless each of the following has occurred: (A) there is, with respect to Troxel Trust, a substantially concurrent cancellation of the number of equity securities of Ultimate Parent received by Troxel Trust in exchange for the Rollover Shares having an aggregate value (as determined in accordance with the organizational documents of Ultimate Parent) equal to the product of (x) the full amount by which the Estimated Merger Consideration exceeds the Final Merger Consideration multiplied by (y) the Rollover Adjustment Percentage and (B) the Equityholders’ Representative shall have received a certificate signed by the chief executive officer of Parent that Ultimate Parent has caused the adjustment described in clause (A) has occurred.

(vi) All payments pursuant to this Section 3.6 shall be treated as an adjustment to the purchase price for all foreign, federal, state and local income Tax purposes.

(g) The parties agree that the Equityholders’ Representative and any of the Company Common Stockholders and their respective Affiliates may engage Deloitte LLP and its Affiliates to advise or represent them in connection with the determination of the Final Merger Consideration and the matters addressed by this Section 3.6.

3.7 Withholding Taxes. Notwithstanding anything to the contrary contained in this Agreement, the Company, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any payment payable pursuant to this Article III such amounts as Parent has been advised by its tax advisors may be required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law; provided that, prior to making any such deduction or withholding (other than in respect of Company RSU Awards or Company Options), the applicable withholding entity shall provide a reasonable opportunity for such recipient to provide forms or other evidence that would exempt such amounts from withholding tax (which obligation shall be deemed satisfied by the delivery to such recipient of the form Letter of Transmittal). To the extent amounts are so withheld and paid over to the appropriate Taxing Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3.8 Equityholders’ Representative; Power of Attorney. At the Effective Time, and without further act of any Company Common Stockholder, Company RSU Holder or Company Optionholder, the Equityholders’ Representative shall be irrevocably appointed as agent and attorney-in-fact for each Company Common Stockholder, Company RSU Holder and Company Optionholder, for and on behalf of each Company Common Stockholder, Company RSU Holder and Company Optionholder, to give and receive notices and communications and to take any and all action on behalf each Company Common Stockholder, Company RSU Holder and Company Optionholder pursuant to this Agreement and in connection with the Merger Consideration Escrow Account and Holdback Amount, including in connection with the post-Closing determination of the Final Merger Consideration in connection with this Agreement and releases from any of the Merger Consideration Escrow Account or Holdback Amount in connection with this Agreement and any actions or disputes in connection with this Agreement and the Merger Consideration Escrow Agreement. The Person acting as Equityholders’ Representative may be changed from time to time by approval of the holders of a majority of the outstanding Company

Common Stock immediately prior to the Effective Time upon not less than fifteen (15) calendar days’ prior written notice to Parent and the current Equityholders’ Representative. Any vacancy in the position of Equityholders’ Representative may be filled by approval of the holders of a majority of the outstanding Company Common Stock immediately prior to the Effective Time. No bond shall be required of the Equityholders’ Representative, and the Equityholders’ Representative shall not receive compensation for its services; provided, that the Equityholders’ Representative shall be entitled to reimbursements of expenses pursuant to Section 3.10. Notices or communications to or from the Equityholders’ Representative shall constitute notice to or from each of the Company Common Stockholders, Company RSU Holders and Company Optionholders.

3.9 Actions of the Equityholders’ Representative. A decision, act, consent or instruction of the Equityholders’ Representative (acting in its capacity as the Equityholders’ Representative) shall constitute a decision of all the Company Common Stockholders, Company RSU Holders and Company Optionholders and shall be final, binding and conclusive upon each of such Company Common Stockholders, Company RSU Holders and Company Optionholders, and Parent, the Surviving Corporation and the Escrow Agent may rely upon any such decision, act, consent or instruction of the Equityholders’ Representative as being the decision, act, consent or instruction of each such Company Common Stockholder, Company RSU Holder and Company Optionholder. Parent, Merger Sub and the Surviving Corporation are hereby relieved from any liability to any Person for any acts done by Parent, Merger Sub or the Surviving Corporation in accordance with such decision, act, consent or instruction of the Equityholders’ Representative and for any Liability whatsoever arising out of or in connection with any decision, act, consent or instruction of the Equityholders’ Representative, including, without limitation, the Equityholders’ Representative’s failure to distribute any amounts from the Merger Consideration Escrow Account or the Holdback Amount in accordance with this Agreement or the Merger Consideration Escrow Agreement.

3.10 Equityholders’ Representative Expenses Consideration. Subject to Section 3.11(a), all documented out-of-pocket fees, costs and expenses incurred by the Equityholders’ Representative pursuant to this Agreement, including any fees and expenses of any agent or advisor in fulfilling the duties of the Equityholders’ Representative as agent for the Company Common Stockholders, Company RSU Holders and Company Optionholders, and fees and expenses of the Independent Accountant payable by the Equityholders’ Representative (if any) pursuant to Section 3.6(d), hereunder shall be paid from the Holdback Amount.

3.11 Limitation on Liability of Equityholders’ Representative.

(a) The Equityholders’ Representative shall incur no liability to any of the Company Common Stockholders, Company RSU Holders or the Company Optionholders with respect to any action taken, omitted to be taken or suffered by such Person in reliance upon any notice, direction, instruction, consent, statement or other documents believed by such Person to be genuinely and duly authorized, nor for any other action or inaction except its own willful misconduct as may be determined in a final, non-appealable order of a court of competent jurisdiction. The Equityholders’ Representative may, in all questions arising under this Agreement, or any other agreement (including the Merger Consideration Escrow Agreement) in connection with this Agreement, rely on the advice of counsel, accountants and other advisors, and the Equityholders’ Representative shall not be liable to the Company Common Stockholders, Company RSU Holders or the Company Optionholders for any action taken or omitted or suffered in good faith by the Equityholders’ Representative based on such advice. The Equityholders’ Representative is authorized by the Company Common Stockholders, Company RSU Holders and the Company Optionholders to incur documented out-of-pocket fees, costs and expenses on behalf of the Company Common Stockholders, Company RSU Holders and Company Optionholders in acting hereunder, including expenses of counsel, accountants and other advisors. If the Equityholders’ Representative in connection with acting in such capacity shall incur any Liability, loss, fee, cost or expense that is not reimbursed from the Holdback Amount, the Company Common Stockholders, Company RSU Holders and Company Optionholders will, on the written request of the Equityholders’ Representative, reimburse the Equityholders’ Representative for their respective Pro Rata Portion of such Liability, loss, fee, cost or expense. Without limiting the generality of the foregoing, the Equityholders’ Representative is authorized to deduct (or cause to be deducted) from any payment or release due to the Company Common Stockholders, Company RSU Holders and Company Optionholders from the Rollover Adjusted Merger Consideration Escrow Amount the amount of such reimbursement. The parties hereto understand and agree that the Equityholders’ Representative and its Affiliates, partners, members, officers, directors, employees, agents and Representatives are acting solely on behalf of, and as agents for, the Company Common Stockholders, Company RSU Holders and Company Optionholders and not in their personal capacity, and in no event shall the Equityholders’ Representative or any of its Affiliates, partners, members, officers, directors, employees, agents or Representatives be personally liable to any of the Company Common Stockholders, Company RSU Holders or the Company Optionholders hereunder other than, in the case of the Equityholders’ Representative, willful misconduct by the Equityholders’ Representative as may be determined by a final, non-appealable order of a court of competent jurisdiction.

(b) Each Company Common Stockholder, Company RSU Holder and Company Optionholder agrees to indemnify the Equityholders’ Representative and its Affiliates, partners, members, officers, directors, employees, agents and Representatives for its respective Pro Rata Portion of any and all Liabilities, Legal Proceedings, obligations, losses, damages, penalties, judgments, costs, expenses (including the reasonable fees and expenses of any legal counsel retained by the Equityholders’ Representative) or disbursements of any kind or nature whatsoever which may at any time be imposed on, incurred by or asserted against the Equityholders’ Representative or any of its Affiliates, partners, members, officers, directors, employees, agents and Representatives in any way relating to, or arising out, of or in connection with the acceptance or administration of the Equityholders’ Representative’s duties hereunder or any documents contemplated by or referred to herein or the transactions contemplated hereby or thereby or the enforcement of any of the terms hereof or thereof; provided, however, that no Company Common Stockholder, Company RSU Holder or Company Optionholder shall be liable for any of the foregoing to the extent they arise from the Equityholders’ Representative’s willful misconduct as may be determined in a final, non-appealable order of a court of competent jurisdiction. The Equityholders’ Representative shall be fully justified in refusing to take or to continue to take any action hereunder unless it shall first be fully indemnified to its reasonable satisfaction by the Company Common Stockholders, Company RSU Holders and Company Optionholders (based on their respective Pro Rata Portions) against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action.

(c) All obligations of the Equityholders’ Representative under this Agreement shall terminate upon the final distribution of the funds in the Merger Consideration Escrow Account and all remaining funds of the Holdback Amount.

3.12 Release of Holdback Amount.

(a) The holdback period for the Holdback Amount shall terminate as may be determined by the Equityholders’ Representative in its sole and absolute discretion; provided, that the holdback period shall in no event last in excess of sixty (60) days following the final distribution of all of the remaining Rollover Adjusted Merger Consideration Escrow Amount pursuant to Section 3.6(f). The funds (if any) remaining in the Holdback Amount may be released and distributed in part from time to time at the sole and absolute discretion of the Equityholders’ Representative (and shall be released and distributed in their entirety promptly after termination of such holdback period) to the Company Common Stockholders and the Surviving Corporation (on behalf of the Executive Company RSU Holders, the other Company RSU Holders and the Company Optionholders, as the case may be, as follows (such distribution, the “Holdback Distribution”):

(i) to the Surviving Corporation on behalf of the Executive Company RSU Holders, an aggregate amount equal to the Executive Company RSU Holder Holdback Remainder Transaction Payments payable to the Executive Company RSU Holders with respect to the Holdback Distribution;

(ii) to each Company Common Stockholder, an aggregate amount equal to the product of (x) the aggregate number of shares of Company Common Stock (other than the Specified Shares) held by such Company Common Stockholder immediately prior to the Effective Time, multiplied by (y) the Per Share Portion of the difference of (1) the Holdback Distribution, minus (2) the aggregate Executive Company RSU Holder Holdback Remainder Transaction Payments required by Section 3.12(a)(i) with respect to such Holdback Distribution (such difference, the “Net Holdback Distribution”);

(iii) to the Surviving Corporation on behalf of the Company RSU Holders (other than the Executive Company RSU Holders), an aggregate amount equal to the product of (x) the aggregate number of shares of Company Common Stock subject to the aggregate Company RSU Awards held by such Company RSU Holders immediately prior to the Effective Time, multiplied by (ii) the Per Share Portion of the Net Holdback Distribution;

(iv) to the Surviving Corporation on behalf of the Company Optionholders, an aggregate amount equal to (x) the product of (1) the Aggregate Exercise Number, multiplied by (2) the aggregate excess, if any, of (A) the aggregate sum of the Per Share Portions of the Net Holdback Distribution with respect to the Aggregate Exercise Number plus the Per Share Portions of the Net Excess Merger Consideration Distribution with respect to the Aggregate Exercise Number plus the aggregate sum of the Per Share Portions of the Estimated Merger Consideration with respect to the Aggregate Exercise Number over (B) the aggregate sum of the applicable exercise prices per share of Company Common Stock issuable under all such Company Options, minus (y) the aggregate amount, if any, described in clauses (y)(i) and (y)(ii) of Section 3.1(c) for all such Company Options; and

(v) to Troxel Trust, an aggregate amount equal to the product of (x) the aggregate number of Rollover Shares multiplied by (y) the Per Share Portion of the Net Holdback Distribution.

(b) All payments pursuant to this Section 3.12 shall be treated as an adjustment to the purchase price for all foreign, federal, state and local income Tax purposes.

ARTICLE IV

TERMINATION

4.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Effective Time as follows:

(a) at the election of the Company or Parent on or after June 30, 2014 (the “Outside Date”), if the Merger shall not have occurred by 5:00 p.m. New York City time on such date; provided that neither the Company nor Parent may terminate this Agreement pursuant to this Section 4.1(a) if it (or, in the case of Parent, Merger Sub) is in material breach of any of its obligations hereunder and the failure of the Effective Time to occur prior to the Outside Date was primarily due to such material breach;

(b) by mutual written consent of the Company and Parent;

(c) by the Company or Parent if there shall be in effect a final, nonappealable Order of a Governmental Body having competent jurisdiction over the business of the Company and its Subsidiaries prohibiting the consummation of the Merger; it being agreed that, without limiting the parties’ other obligations hereunder, the parties hereto shall use their reasonable best efforts to promptly appeal any adverse determination that is not nonappealable and diligently pursue such appeal;

(d) by Parent if (i) Parent and Merger Sub are not in material breach of any of their respective obligations hereunder and (ii) the Company is in material breach of any of its representations, warranties or obligations hereunder that would render the condition set forth in Sections 8.1(a) or 8.1(b) incapable of being satisfied on the Outside Date, and if such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) twenty (20) Business Days after the giving of written notice by Parent to the Company of Parent’s intention to terminate this Agreement pursuant to this Section 4.1(d) and the basis for such termination and (y) two (2) Business Days prior to the Outside Date.

(e) by the Company if (i) the Company is not in material breach of any of its obligations hereunder and (ii) either of Parent or Merger Sub is in material breach of any of its respective representations, warranties or obligations hereunder that renders or would render the condition set forth in Sections 8.2(a) or 8.2(b) incapable of being satisfied on the Outside Date, and if such breach is either (A) not capable of being cured prior to the Outside Date or (B) if curable, is not cured within the earlier of (x) twenty (20) Business Days after the giving of written notice by the Company to Parent of the Company’s intention to terminate this Agreement pursuant to this Section 4.1(e) and the basis for such termination and (y) two (2) Business Days prior to the Outside Date;

(f) by the Company if (i) all the conditions set forth in Section 8.1 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were the date that notice of termination is delivered by the Company to Parent), (ii) Parent and Merger Sub do not complete the Merger by within two (2) Business Days of the first date upon which the Closing is required to occur pursuant to Section 2.2, and (iii) the Company has irrevocably confirmed in a written notice delivered to Parent that it stands ready, willing and able to consummate the Merger (including, to the extent necessary, that it would waive any condition set forth in Section 8.2 that has not been satisfied other than Section 8.2(c)); and

(g) by Parent if an executed action by written consent of certain of the Company Common Stockholders evidencing the Company Common Stockholder Approval is not obtained and delivered to Parent on or prior to the date that is one (1) Business Day after the date of this Agreement.

4.2 Procedure Upon Termination. In the event of termination and abandonment by Parent or the Company, or both, pursuant to Section 4.1 hereof, written notice thereof shall forthwith be given to the other party or parties, and the Merger shall be abandoned, without further action by Parent or the Company.

4.3 Effect of Termination.

(a) In the event that this Agreement is validly terminated in accordance with Section 4.1, then each of the parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without Liability to Parent, Merger Sub or the Company; provided, however, that, subject to the terms of this Section 4.3, (i) no such termination shall relieve any party hereto from Liability for any material breach by such party of any representation, warranty or covenant or other agreement set forth in this Agreement occurring prior to such termination (in each case, subject to, with respect to any such Liabilities of Parent and Merger Sub, Sections 4.3(b) and 4.3(c)), and (ii) the provisions of this Section 4.3, Section 7.6 (Confidentiality), Section 7.9 (Publicity) and Article X (Miscellaneous) shall remain in full force and effect and survive any termination of this Agreement in accordance with its terms.

(b) If this Agreement is terminated by the Company pursuant to any of Sections 4.1(e) or 4.1(f) (any such termination, a “Specified Termination”), then Parent will pay or cause to be paid to the Company (or its designee(s)) an amount equal to thirty million, six hundred and eighty-one thousand Dollars ($30,681,000) (the “Termination Fee”). In the event the Termination Fee is payable, Parent will pay such fee to the Company (or its designee(s)) in immediately available funds within twelve (12) Business Days after the date that this Agreement is terminated. Each of the parties hereto acknowledges and agrees that the agreements contained in this Section 4.3(b) are an integral part of the transactions contemplated hereby, and that without these agreements, the other parties would not enter into this Agreement; accordingly, if Parent fails to promptly pay or cause to be paid the Termination Fee in full when due and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent and/or the Guarantors for the Termination Fee or any portion thereof, Parent shall pay to the Company the Company’s reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of such Termination Fee or portion thereof through the date of termination at the rate of 8% per annum.

(c) Notwithstanding anything to the contrary in this Agreement, if a Specified Termination occurs, then, (i) except for the right of the Company to seek damages or relief (whether at law, in equity, in contract, in tort or otherwise) against Douglas Troxel, as an individual and as trustee on behalf of the Troxel Trust and the Change Happens Foundation, or HGGC, LLC for any breach, loss or damage under the Confidentiality Agreement, and except for the right of the Company to seek an injunction, specific performance or other equitable relief pursuant to, and only to the extent expressly permitted by, Section 10.1, the Company and its Affiliates’ sole and exclusive monetary remedy (whether at law, in equity, in contract, in tort or otherwise) against Parent, Merger Sub, the Guarantors, the Debt Financing Sources and any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, Affiliates, assignees or Representatives or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, Affiliate, assignee or Representative of any of the foregoing (collectively, the “Parent Related Parties”) for any breach, loss, Liability or damage under this Agreement shall be to terminate this Agreement and receive payment of the Termination Fee, and (ii) except (A) as provided in the immediately foregoing clause (i), (B) for the Guarantors’ obligations under the Limited Guarantee, subject to the limitations contained therein, and (C) for the obligations of Douglas Troxel, as an individual and as trustee on behalf of the Troxel Trust and the Change Happens Foundation, or HGGC, LLC under the Confidentiality Agreement, none of the Parent Related Parties will have any Liability to the Company or any of its Affiliates relating to or arising out of this Agreement or the Limited Guarantee (except, for the avoidance of doubt, for the Guarantors’ obligations under the Limited Guarantee, subject to the limitations contained therein), through Parent or Merger Sub or otherwise, whether by or through attempted piercing of the corporate (or limited liability company or limited partnership) veil, by or through a claim (whether at law, in equity, in contract, in tort or otherwise) by or on behalf of Parent or Merger Sub against the Guarantor or any other Parent Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or other applicable Law, or otherwise. The parties acknowledge and agree that in no event will Parent or the Guarantors be required to pay the Termination Fee on more than one occasion.

(d) In addition, notwithstanding anything in this Agreement to the contrary, the Company hereby waives and the Company, on behalf of each of its Subsidiaries, hereby waives any claims against the Debt Financing Sources (or any sources providing alternative debt financing pursuant to the terms hereof) or their respective Affiliates or Representatives relating to or arising out of this Agreement, the Debt Commitment Letter or the transactions contemplated hereby and thereby, and the Company hereby agrees that in no event shall the Debt Financing Sources (or any sources providing alternative debt financing pursuant to the terms hereof) nor their respective Affiliates or Representatives have any liability or obligation to the Company relating to or arising out of this Agreement, the Debt Commitment Letter or the transactions contemplated hereby and thereby; provided that, notwithstanding the foregoing, nothing in this Section 4.3(d) shall in any way limit or modify the rights and obligations of Parent under the Debt Commitment Letter.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the correspondingly numbered sections of the disclosure schedules delivered by the Company to Parent prior to the execution of this Agreement (the “Schedules”) (it being understood and agreed that any matter set forth in any section of any Schedule shall be deemed to be referred to and incorporated in any section to which it is specifically referenced or cross-referenced, and also in all other sections of the Schedules to which such matter’s application or relevance is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub that:

5.1 Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. The Company is duly qualified, licensed or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties or assets requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent prior to the date hereof a true and complete copy of the Restated Charter and amended and restated bylaws of the Company, each as amended to date (together, the “Company Organizational Documents”), and each such instrument is in full force and effect and no other organizational documents are applicable to or binding upon the Company and the Company is not in violation of such Company Organizational Documents.

5.2 Authorization of Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document or instrument or certificate contemplated by this Agreement or to be executed by the Company in connection with the consummation of the transactions contemplated by this Agreement (the “Company Documents”) and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Company Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Company, except for obtaining the Company Common Stockholder Approval. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock in favor of the approval of the Merger (the “Company Common Stockholder Approval”) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, and no other corporate proceedings on the part of the Company or any of its Subsidiaries are necessary to authorize the execution and delivery of this Agreement or the Company Documents, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement and the Company Documents. No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States applicable to the Company is applicable to the Merger or the other transactions contemplated hereby. This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Company Document when so executed and delivered will constitute, the legal, valid and binding obligations of the Company, enforceable against it in accordance with its respective terms, in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity (collectively, the “Bankruptcy Exceptions”).

5.3 Conflicts; Consents of Third Parties.

(a) None of the execution and delivery by the Company of this Agreement or the Company Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by the Company with any of the provisions hereof or thereof will conflict with, result in any violation or breach of or default (or an event which, with or without notice or lapse of time, or both would constitute a default) under, give rise to a right of purchase or repurchase, termination, revocation, acceleration, re-pricing, early expiration or cancellation under, require a consent, notice, approval or waiver under, require the payment of a penalty or increased liabilities or fees or the loss of a benefit under or result in the imposition of any Lien (other than Permitted Liens) under, any provision of (i) the Company Organizational Documents or any of the Subsidiary Organizational Documents; (ii) any material Contract or Permit to which the Company or any Subsidiary is a party or by which any of the material properties or assets of the Company or any Subsidiary are bound; (iii) any Order applicable to the Company or any Subsidiary or by which any of the properties or assets of the Company or any Subsidiary are bound; or (iv) assuming receipt of all approvals, authorizations, consents or waiting period expirations or terminations as described in Sections 5.3(b), any applicable Law.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing or registration with, or notification to, or exemption or action by, any Governmental Body is required on the part of the Company or any Subsidiary in connection with the execution and delivery of this Agreement or the Company Documents or the compliance by the Company with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act and any other applicable Competition Laws, and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business.

5.4 Capitalization.

(a) The authorized capital stock of the Company consists of (i) ten million (10,000,000) shares of Company Preferred Stock, (ii) one (1) share of Company Series A Preferred Stock and (iii) two hundred million (200,000,000) shares of Company Common Stock. As of the date hereof, there (x) are no shares of Company Preferred Stock issued and outstanding, (y) is one (1) share of Company Series A Preferred Stock issued and outstanding and (z) are 99,211,024 shares of Company Common Stock issued and outstanding. The issued and outstanding share of Company Series A Preferred Stock and all of the issued and outstanding shares of Company Common Stock were duly authorized for issuance and are validly issued, fully paid and non-assessable and free and clear of any pre-emptive or similar rights.

(b) A true and complete list of the Company Common Stockholders together with the number of shares of Company Common Stock held of record by each Company Common Stockholder, in each case as of the date hereof, is set forth on Schedule 5.4(b). Except for Company Options and Company RSU Awards set forth on Schedule 5.4(c) and 5.4(d), respectively, there is no existing option, warrant, call, right of first refusal, stock appreciation, phantom stock, right or Contract of any character to which the Company is a party or otherwise subject to requiring, and there are no securities of the Company or any Subsidiary outstanding that upon conversion, exercise or exchange would require, the issuance of any shares of capital stock of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for, purchase or receive shares of capital stock of the Company. Except for the Share Repurchase Agreement or as set forth on Schedule 5.4(b), the Company is not a party to, or otherwise subject to, any shareholder agreements, registration rights agreements, voting trust, proxy or other Contract with respect to the voting, redemption, repurchase, sale, transfer or other disposition of the Company Common Stock, Company Series A Preferred Stock or Company Preferred Stock or requiring the Company or any of its Subsidiaries to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person. The Company has made available to Parent a true and correct copy of the Share Repurchase Agreement.

(c) Schedule 5.4(c) sets forth, in each case as of the date hereof, a list of each outstanding Company Option, including (i) the applicable Company Optionholder thereof, (ii) the applicable grant date thereof, (iii) the applicable Company Incentive Plan governing such Company Option, (iv) the number of shares of Company Common Stock issuable upon exercise thereof, (v) the exercise price with respect thereto and (vi) the number of shares of Company Common Stock issuable upon exercise thereof that are currently vested and unvested. The Company has made available to Parent true and correct copies of each form of stock option agreement utilized by the Company to grant Company Options and the applicable Company Incentive Plan documents governing the Company Options.

(d) Schedule 5.4(d) sets forth, in each case as of the date hereof, a list of each outstanding Company RSU Award, including (i) the applicable Company RSU Holder thereof, (ii) the applicable grant date thereof, (iii) the applicable Company Incentive Plan governing such Company RSU Award and (iv) the maximum number of shares of Company Common Stock underlying such Company RSU Award. The Company has made available to Parent true and correct copies of each form of restricted stock unit agreement utilized by the Company to grant Company RSU Awards, and the applicable Company Incentive Plan documents governing the Company RSU Awards.

(e) The Company Incentive Plans are the only plans or programs the Company or any of its Subsidiaries has maintained under which Company Options and Company RSU Awards have been granted and remain outstanding, or may be granted.

5.5 Subsidiaries.

(a) Schedule 5.5(a) sets forth the name of each Subsidiary of the Company as of the date hereof, and, with respect to each such Subsidiary, the jurisdiction in which it is incorporated or organized and the holders of record of all of the outstanding capital stock thereof. Neither the Company nor any of its Subsidiaries owns any capital stock or other equity interests in any Person that is not a Subsidiary of the Company and neither the Company nor any of its Subsidiaries is a participant in any joint venture or similar arrangement. Neither the Company nor any of its Subsidiaries has agreed to or is obligated to make, or is bound by any Contract under which it may be obligated to make, any future investment in or capital contribution to any other Person. Each Subsidiary is a duly organized and validly existing corporation or other entity in good standing under the laws of the jurisdiction of its incorporation or organization. For each Subsidiary of the Company, the Company has made available to Parent prior to the date hereof a true and complete copy of the articles of incorporation and bylaws or similar governing documents of such Subsidiary, each as amended to date (together, the “Subsidiary Organizational Documents”), and each such instrument is in full force and effect and no other organizational documents are applicable to or binding on such Subsidiary and such Subsidiary is not in violation of such Subsidiary Organizational Documents.

(b) The outstanding shares of capital stock and other equity interests of each Subsidiary are validly issued, fully paid and non-assessable, and all such shares or other equity interests are owned, directly or indirectly, by the Company free and clear of any and all Liens and pre-emptive or similar rights. There is no existing option, warrant, call, right of first refusal, stock appreciation rights, phantom stock, right or Contract to which any Subsidiary is a party or otherwise subject to requiring, and there are no securities of the Company or any Subsidiary outstanding that upon conversion, exercise or exchange would require, the issuance of any shares of capital stock or other equity interests of any Subsidiary or other securities convertible into, exchangeable for or evidencing the right to subscribe for, purchase or receive shares of capital stock or other equity interests of any Subsidiary. Neither the Company nor any Subsidiary is party to, or otherwise subject to, any voting trust, proxy or other Contract with respect to the voting, redemption, repurchase, sale, transfer or other disposition of the shares of capital stock or other equity interests of any Subsidiary.

(c) Each Subsidiary is duly qualified, licensed or authorized to do business as a foreign corporation or other entity and is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Each Subsidiary has all requisite corporate or other entity power and authority to own, lease and operate its properties and carry on its business as now conducted, except for such matters that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

5.6 SEC Filings; Financial Statements.

(a) The Company has filed all forms, reports, registrations, statements, certifications and other documents required to be filed by it with, or furnished by the Company to, the SEC for all periods beginning on or after January 31, 2010 (the “Company SEC Reports”). The Company SEC Reports were prepared in all material respects in accordance with the applicable requirements of the Exchange Act, the Sarbanes-Oxley Act and the Securities Act and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports, and did not, as of their respective dates (or, if amended, as of the date of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Reports. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Reports are the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. The Company has made available to Parent true and complete copies of all material correspondence between the SEC and the Company or any of its Subsidiaries from January 31, 2010 until the date hereof.

(b) The audited consolidated balance sheets of the Company and its Subsidiaries as at January 31, 2013 and January 31, 2012 and the related audited consolidated statements of comprehensive income (loss), stockholders’ equity and cash flows of the Company and its Subsidiaries for the fiscal years ended January 31, 2013 and January 31, 2012 and the unaudited condensed consolidated balance sheets of the Company and its Subsidiaries as at October 31, 2013 and the related unaudited condensed consolidated statements of comprehensive loss and cash flows of the Company and its Subsidiaries for the nine months then ended, respectively (in each case, contained in the Company SEC Reports and in each case, including the related notes and schedules, where applicable) (collectively, the “Financial Statements”) (i) are consistent with the books and records of the Company and its Subsidiaries, which books and records are accurate and complete, (ii) present fairly, in all material respects, the consolidated financial condition and results of operations and cash flows and statements of stockholders equity of the Company and its consolidated Subsidiaries as of and for the periods presented therein (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments and, with respect to pro forma financial statements, to the qualifications stated therein), (iii) have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved, except as otherwise indicated therein or, in the case of the unaudited quarterly financial statements as permitted by Form 10-Q or subject to normal year-end adjustments and, with respect to pro forma financial statements, to the qualifications stated therein, and (iv) when filed complied as to form in all material respects with the rules and regulations of the SEC with respect thereto. For the purposes hereof, the unaudited condensed consolidated balance sheets of the Company and its Subsidiaries as at October 31, 2013 is referred to as the “Balance Sheet” and October 31, 2013 is referred to as the “Balance Sheet Date.”

5.7 No Undisclosed Liabilities.

(a) Neither the Company nor any Subsidiary has any Liabilities of any kind that would be required by GAAP to be reflected in, reserved against or otherwise described on the face of a consolidated balance sheet of the Company and its Subsidiaries, other than (i) Liabilities reflected in, reserved against or otherwise described on the Balance Sheet as of the Balance Sheet Date, (ii) Liabilities incurred in the ordinary course of business after the Balance Sheet Date, (iii) Liabilities incurred in connection with the transactions contemplated hereby or (iv) Liabilities that would not reasonably be expected to exceed $250,000 individually or $2,500,000 in the aggregate.

(b) Except as set forth on Schedule 5.7(a), neither the Company nor any of its Subsidiaries has any outstanding Indebtedness as of the date of this Agreement.

(c) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to (i) any securitization transaction, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity, on the other hand), including any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC); or (ii) any material hedging, derivatives or similar Contract or arrangement.

5.8 Absence of Certain Developments.

(a) Since the Balance Sheet Date through the date hereof, there has not been any effect, event, change, occurrence or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(b) Except (x) as set forth on Schedule 5.8(b) or (y) as otherwise expressly contemplated by this Agreement, since the Balance Sheet Date through the date hereof, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business (except as otherwise expressly contemplated by this Agreement) and (ii) neither the Company nor any of its Subsidiaries has taken any action that would, if taken after the date of this Agreement, require Parent’s consent pursuant to Section 7.2(b).

5.9 Taxes.

(a) The Company and its Subsidiaries have duly and timely filed all income and other material Tax Returns that are required by applicable Laws to be filed by them. All such Tax Returns were true, correct, and complete in all material respects.

(b) The Company and its Subsidiaries have paid all income and other material Taxes due and payable, other than those Taxes being contested in good faith through appropriate proceedings for which provision has been made in accordance with GAAP on the Financial Statements.

(c) All material Taxes that the Company and its Subsidiaries are required by Law to deduct, withhold, and collect have been duly and timely deducted, withheld, collected and timely paid over to the appropriate Governmental Body.

(d) Neither the Company nor any of its Subsidiaries has executed any waiver to extend the applicable statute of limitations in respect of any Tax liabilities of the Company or any of its Subsidiaries for the taxable years prior to and including the most recent taxable year that has not expired.

(e) There is no audit, examination, proceeding, deficiency or refund litigation outstanding with respect to any income or other material Taxes of the Company or any of its Subsidiaries and no Taxing Authority has given written notice of the commencement of any audit, examination, proceeding or deficiency litigation with respect to any such Taxes.

(f) There are no Liens as a result of any material unpaid Taxes upon any of the assets of the Company or any Subsidiary other than Permitted Liens.

(g) Neither the Company nor any of its Subsidiaries (i) is or has ever been a member of an affiliated group (other than a group the common parent of which is the Company) filing a consolidated federal income Tax Return or (ii) has any liability for material Taxes of any person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor.

(h) None of the Company or any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement (other than any commercial Contracts entered into in the ordinary course of business that do not relate primarily to Taxes).

(i) None of the Company or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(j) Neither the Company nor any of its Subsidiaries has engaged in any “listed transactions” as defined in Section 6111 of the Code or the regulations promulgated thereunder.

(k) Neither the Company nor any of its Subsidiaries shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign law), (C) deferred intercompany gain or any excess loss account described in Treasury Regulation under Code Section 1502 (or any corresponding or similar provision of state, local or foreign law), (D) installment sale or open transaction disposition made on or prior to the Closing Date, (E) prepaid amount received or paid on or prior to the Closing Date, or (F) election under Section 108(i) of the Code.

(l) No written claim has ever been made within the past three (3) years by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that such Person is or may be subject to taxation by that jurisdiction.

(m) With respect to any period ending on or before the date hereof for which Tax Returns have not yet been filed, or for which Taxes are not yet due and owing, the Company and each of its Subsidiaries have made such accruals as required by GAAP for such Taxes in the books and records of the Company or Subsidiaries (as appropriate).

5.10 Real Property.

(a) Schedule 5.10(a) sets forth, in each case as of the date hereof, a complete list of all leases and subleases of real property to or by the Company or any of its Subsidiaries (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, individually, a “Real Property Lease” and collectively, the “Real Property Leases”). Neither the Company nor any Subsidiary has received or provided any written or, to the Knowledge of the Company, oral notice of any material default or event that with notice or lapse of time, or both, would constitute a material default by the Company, any Subsidiary of the Company or, to the Knowledge of the Company, any other party thereto under any of the Real Property Leases. The Company’s or any Subsidiary’s possession and quiet enjoyment of the leased real property under such Real Property Lease has not been disturbed, and to the Knowledge of the Company, there are no material disputes with respect to such Real Property Lease. Neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted to any Person the right to use or occupy any portion of the real property subject to the Real Property Leases.

(b) Neither the Company nor any of its Subsidiaries owns or, since March 10, 2006, has owned any real property.

5.11 Intellectual Property.

(a) Schedule 5.11(a) sets forth, in each case as of the date hereof, an accurate and complete list of all United States and foreign issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, and Internet domain names owned by the Company or any Subsidiary (the foregoing being, collectively, the “Company Registered Intellectual Property”) and an accurate and complete list of all currently offered Company Products (excluding associated services licensed or sold) listed by major point version number. No registrations or applications for Company Registered Intellectual Property have expired or been canceled or abandoned except in accordance with the expiration of the term of such rights or where the Company has made a commercially reasonable business judgment in the ordinary course of business to permit such registrations or applications to expire, be canceled, or become abandoned. To the Knowledge of the Company, each item of Company Registered Intellectual Property is valid, subsisting and enforceable.

(b) The Company and its Subsidiaries own all right, title, and interest to, or otherwise have a valid and enforceable right to use all Intellectual Property necessary for or used in the conduct of the business of the Company and its Subsidiaries as currently conducted (the “Company Intellectual Property”) free and clear of all Liens (except for Permitted Liens). To the Knowledge of the Company, no loss or expiration of any of the Company Intellectual Property owned by the Company or its Subsidiaries is pending or reasonably foreseeable.

(c) The conduct of the business of the Company and its Subsidiaries (including the Company Products) does not infringe, violate, dilute (in the case of trademarks) or constitute misappropriation of any Intellectual Property of any third Person.

(d) To the Knowledge of the Company, no third Person is infringing, violating, diluting (in the case of trademarks) or misappropriating any Intellectual Property owned by the Company or its Subsidiaries.

(e) As of the date of this Agreement, there is no pending Legal Proceeding or, to the Knowledge of the Company, asserted claim (including any “cease and desist” letters and invitations to license) that the Company or any Subsidiary has, during the three (3) year period prior to the date of this Agreement, infringed, violated, diluted (in the case of trademarks) or misappropriated, or is infringing, misappropriating, diluting (in the case of trademarks) or otherwise violating any Intellectual Property rights of any third Person.

(f) As of the date of this Agreement, there are no Orders to which the Company or any Subsidiary is a party or, to the Knowledge of the Company, by which the Company or any Subsidiary is otherwise bound, that restricts the Company’s or its Subsidiaries’ rights to use any Company Intellectual Property.

(g) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the material Trade Secrets of the Company and its Subsidiaries and third party confidential information provided to the Company or any Subsidiary that the Company or such Subsidiary is obligated to maintain in confidence. The Company and/or its Subsidiaries (as applicable) has secured valid written invention assignment agreements from all employees, independent contractors and consultants who contributed to the creation or development of Company Intellectual Property, of the rights to such contributions that the Company does not already own by operation of Law.

(h) None of the Software of the Company or any of its Subsidiaries is subject to any “open source”, “copyleft” or analogous license (including any GPL, AGPL or other open source software license) in a manner or relation which has or would require any public distribution of any such Software or impose any economic limitations on the Company’s and its Subsidiaries’ commercial exploitation thereof.

(i) As of the date of this Agreement, neither the Company nor any Subsidiary is a party to any source code escrow agreement or other agreement requiring the deposit of source code of any Software developed by or on behalf of the Company or any Subsidiary for the benefit of any third Person and no source code has ever been released to any third Person from any such escrow or deposit. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, result in the delivery, license, or disclosure of any proprietary source code owned by the Company to any Person who is not, as of the date of this Agreement, an employee or other agent (including, for the avoidance of doubt, developers in the Ukraine) of the Company or any of its Subsidiaries and subject to a valid and enforceable obligation to keep such source code confidential.

(j) No funding, facilities or personnel of any Government Entity were used by Company to develop or create, in whole or in part, any Intellectual Property owned by the Company and its Subsidiaries.

(k) To the Knowledge of the Company, there is no United States or non-U.S. governmental prohibition or restriction on the export or import of any of the Intellectual Property of the Company and its Subsidiaries from or to any jurisdiction in which the Company and its Subsidiaries currently conduct business.

(l) Neither the Company nor its Subsidiaries have been a member of or contributor to any industry standards body or similar organization that currently compels or could compel the Company and its Subsidiaries to grant or offer to any third party any license or right to, any Company Intellectual Property.

(m) To the Knowledge of the Company, there are no material defects in any of the Company Products that would prevent the same from performing substantially in accordance with their user specifications and documentation, and, to the Knowledge of the Company, there are no viruses, worms, Trojan horses or similar disabling codes or programs in any of the Company Products.

(n) All computer hardware and software systems used or relied upon by the Company and its Subsidiaries in the conduct of the business of the Company and its Subsidiaries (the “Company Systems”) are reasonably sufficient for the current needs of such business, and are subject to commercially reasonable disaster recovery and business continuity procedures. In the last eighteen (18) months, there has not been any material failure with respect to any of the Company Systems that has not been remedied or replaced.

(o) Since January 31, 2010, the Company and its Subsidiaries have collected, used, imported, exported and protected all personally identifiable information and other information relating to individuals protected by Law, in accordance with the privacy policies and procedures of the Company or its Subsidiaries, as applicable, and in accordance with applicable Law.

5.12 Material Contracts.

(a) Schedule 5.12(a) sets forth a list of all of the following Contracts to which the Company or any of its Subsidiaries is a party or by which it or any of its assets or properties is bound as of the date hereof (collectively, the Contracts required to be set forth on Schedule 5.12(a), together with the Real Property Leases set forth on Schedule 5.10(a), the “Material Contracts”), organized under a header for each subsection:

(i) each Contract with any labor union, works council, labor organization or association representing any employee of the Company or any of its Subsidiaries;

(ii) each Contract involving net license fee revenues in excess of $1,000,000 or the equivalent in other currencies paid to the Company or any of its Subsidiaries during the twelve-month period ending on the Balance Sheet Date;

(iii) each Contract relating to the acquisition or disposition by the Company or any of its Subsidiaries of any business, division or product line or the capital stock of any other Person since January 31, 2010, in each case pursuant to which any earn-outs or deferred or contingent purchase price or indemnification obligations of the Company or its Subsidiaries remain outstanding;

(iv) the ten (10) Contracts (based on maintenance revenue) pursuant to which the Company and its Subsidiaries have recognized the most maintenance revenue during the fiscal year ended January 31, 2014 (regardless of the fiscal year when the underlying orders resulting in such revenue were booked);

(v) each Contract providing for the incurrence, assumption, guarantee or securing of Indebtedness or the making of any loans (other than routine advances to employees for travel expenses and/or sales commissions in the ordinary course of business);

(vi) each Contract creating, controlling or governing a joint venture, partnership or similar arrangement (other than distribution agreements and reseller agreements in the ordinary course of business);

(vii) license agreements pursuant to which the Company or any of its Subsidiaries is a named party and licenses in Intellectual Property or licenses out Intellectual Property (other than non-exclusive license agreements granted to customers in the ordinary course of business , “open source” Software agreements, and/or licenses for generally commercially available “off-the-shelf” Software);

(viii) any agreement concerning the provision of co-location and related services to the Company or any of its Subsidiaries, which services are used by the Company or Subsidiary as applicable to fulfill obligations to provide Software and data hosting services to customers;

(ix) each Contract (A) containing a covenant expressly limiting the freedom of the Company or any of its Subsidiaries (or that would limit the freedom of Parent, the Surviving Corporation and their respective Subsidiaries after the Closing) to engage in any business with any Person or in any geographic area or to compete with any Person, (B) expressly limiting the ability of the Company or any of its Subsidiaries to incur indebtedness for borrowed money, (C) obligating the Company or any of its Subsidiaries to purchase or otherwise obtain any product or service exclusively from a single party or sell any product or service exclusively to a single party or (D) containing any provision that grants any Person a right of first refusal, first offer or similar right to purchase any right, asset or property of, or equity interest in, the Company or its Subsidiaries;

(x) each Contract creating a Lien (other than Permitted Liens) upon any property or assets of the Company or any of its Subsidiaries, other than purchase money security interests in connection with the acquisition of equipment in the ordinary course of business;

(xi) each Contract reflecting a settlement of any threatened or pending Legal Proceedings, other than (A) releases entered into with former employees or independent contractors of the Company and its Subsidiaries, on an individual (and not class or collective basis), in the ordinary course of business in connection with the routine cessation of such employee’s employment or independent contractor’s engagement with the Company and its Subsidiaries that do not involve the payment of any amounts other than post-termination benefits afforded to such Person in any written agreement in effect prior to such termination, (B) settlement agreements for cash and/or the provision of products and/or services only (which have been paid or provided) and the value of which does not exceed $100,000 as to each such settlement or (C) settlement agreements entered into more than three (3) years prior to the date of this Agreement under which none of the Company or its Subsidiaries have any continuing obligations, liabilities or rights (excluding releases);

(xii) all operating leases (as lessor or lessee) of tangible personal property (other than any such lease calling for payments of less than $100,000 per year);

(xiii) each Contract for the pending sale, assignment or other transfer of any assets of the Company or any of its Subsidiaries for consideration in excess of $100,000, other than in the ordinary course of business;

(xiv) each employment, consulting or similar Contract with any current director, officer, employee or individual consultant of the Company or any of its Subsidiaries requiring an annual payment of cash base salary (or, in the case of individual consultants, expected payments in any year) in excess of $200,000 for each person or that otherwise provide for severance, retention, change in control or similar payments (excluding customary garden leave notice periods for non-U.S. employees);

(xv) other than (x) ordinary course customer agreements and (y) non-exclusive license agreements granted to customers in the ordinary course of business, each Contract with any Governmental Body;

(xvi) each Agreement which creates a future payment obligation by the Company or any of its Subsidiaries of more than $750,000 or the equivalent in other currencies in aggregate in any calendar year;

(xvii) each other Contract not entered into in the ordinary course of business that involved the expenditure by the Company and its Subsidiaries of more than $750,000 or the equivalent in other currencies in the aggregate during the twelve-month period ending on the Balance Sheet Date; and

(xviii) each Contract that provides for “most favored nation,” “preferred status pricing” or similar terms or conditions with respect to the Company’s and is Subsidiaries’ products or services.

(b) True and correct copies of each Material Contract (including all amendments or modifications thereto) have been made available to Parent prior to the date hereof. Each Material Contract (i) is a valid and binding agreement of the Company or a Subsidiary, as the case may be, and, to the Company’s Knowledge, the other parties thereto, and (ii) is in full force and effect and is enforceable in accordance with its terms, except to the extent any Material Contract terminates in accordance with its terms after the date hereof and prior to the Closing (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). The Company or its Subsidiary and, to the Knowledge of the Company, each of the other parties thereto, are not in breach of, default or violation under, any of such Contracts in any material respect and no event has occurred that with notice or lapse of time, or both, would constitute such a breach, default or violation in such a material respect. Neither the Company nor any Subsidiary has received any written notice of any termination, default or event that with notice or lapse of time, or both, would constitute a default by the Company and its Subsidiaries under any Material Contact.

(c) Since January 31, 2010, the Company and each Subsidiary have complied in all material respects with all terms and conditions of, and in all material respects with all Laws relating to, each Government Contract and Government Bid, and have not received any written notice that the Company or any Subsidiary has breached or violated in any material respect any Law, representation or requirement relating to any such Government Contract or Government Bid. All invoices or other demands for payment submitted by the Company and each Subsidiary pursuant to any Government Contract were current, accurate and complete in all material respects as of the date submitted. Neither the Company nor any Subsidiary has (a) been suspended or debarred from bidding on government contracts; (b) been audited or investigated with respect to any Government Contract or Government Bid; (c) conducted or initiated any internal investigation or made any disclosure to any Governmental Body or other customer with respect to any alleged or potential material irregularity, misstatement or omission relating to any Government Contract; (d) received any written notice of material breach, cure, show cause or default with respect to any Government Contract; or (e) had any Government Contract terminated for default or failure to perform by the Company or any of its Subsidiaries. Neither the Company nor any Subsidiary has delivered any software or data under any license providing any Governmental Body greater rights than a restricted rights license as defined in 48 C.F.R. 27.401 or the Company’s standard commercial software license.

5.13 Employee Benefit Plans.

(a) Schedule 5.13(a) contains a list of each Company Benefit Plan as of the date hereof, organized by country in which Service Providers covered thereunder primarily perform services. The term “Company Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), and all other bonus, bonus shares, share plans, stock option, stock purchase, stock appreciation rights, restricted stock, stock-based or other equity-based, incentive, profit-sharing, deferred compensation, vacation, insurance, medical, welfare, fringe, retirement, retiree medical or life insurance, supplemental retirement, severance, termination or change in control or other material benefit plans, programs or arrangements (excluding any plans, programs or arrangements mandated by applicable Law), and all material employment, consulting, termination, severance or other contracts or agreements, whether or not in writing and whether or not funded, to which the Company or any of its Subsidiaries is a party, for the benefit of any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries (each, a “Service Provider”) or with respect to which the Company or any of its Subsidiaries has any liability or which are maintained, contributed to or sponsored by the Company or any of its Subsidiaries.

(b) With respect to each Company Benefit Plan, the Company has made available to Parent copies of the following, to the extent applicable: (i) each such Company Benefit Plan, including any material amendments thereto, (ii) each trust, insurance, annuity or other funding Contract related thereto, (iii) the most recent summary plan description, including any summary of material modifications required under ERISA with respect to such Company Benefit Plan, (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recently received IRS determination or opinion letter, if any, issued by the IRS with respect to any such Company Benefit Plan that is intended to qualify under Section 401(a) of the Code and (vi) the most recent annual report on Form 5500 (and all schedules thereto) required to be filed with the IRS with respect thereto.

(c) As of the date hereof, each Company Benefit Plan has been established, funded and administered and maintained, in form and operation, in all material respects in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code and other applicable Laws. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code or that is required to be registered under applicable law outside of the United States has timely received or applied for a favorable determination letter or such registration or, with respect to any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, is entitled to rely on a favorable opinion letter from the IRS, in either case, that has not been revoked and, to the Knowledge of the Company, no event or circumstance exists that has adversely affected or would reasonably be expected to adversely affect such qualification, registration or exemption.

(d) All material liabilities or expenses of the Company or its Subsidiaries in respect of any Company Benefit Plan that have not been paid, have been properly accrued in all material respects on the Company’s most recent financial statements in accordance with GAAP.

(e) Neither the Company nor any of its Subsidiaries has any liability in respect of, or obligation to provide, post-retirement medical, life insurance benefits or other welfare benefits, whether under a Company Benefit Plan or otherwise, except as required to comply with Section 4980B of the Code or any similar Law.

(f) No Company Benefit Plan is, and neither the Company nor any ERISA Affiliate thereof sponsors, maintains, contributes to, or has ever sponsored, maintained, contributed to, or has any actual or contingent liability with respect to any (i) defined benefit pension plan or other pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, or (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA).

(g) With respect to any Company Benefit Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened that would result in a material liability to the Company or its Subsidiaries, (ii) to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to any such actions, suits or claims and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or any other governmental agencies are pending, or, to the Knowledge of the Company, threatened.

(h) Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any other events(s)) will (i) accelerate the time of payment or vesting or increase benefits or the amount payable under any Company Benefit Plan, (ii) trigger any funding (through a grantor trust or otherwise) of compensation, equity award or other benefits, or (iii) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(i) The Company and its Subsidiaries have complied in all respects with Section 409A of the Code with respect to any compensation paid or payable pursuant to any plan, program, arrangement or agreement maintained by the Company or any of its Subsidiaries that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code), and neither the Company nor any of its Subsidiaries has any obligation to gross-up or indemnify any individual with respect to any Taxes imposed under Section 4999 or 409A of the Code.

5.14 Labor.

(a) Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other arrangement or understanding with a labor union, works council or labor organization.

(b) There are no (i) current strikes, work stoppages, work slowdowns, lockouts or other material labor disputes pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries and no such disputes have occurred within the past three (3) years, or (ii) unfair labor practice charges or complaints pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or group of employees of the Company or any of its Subsidiaries. There are no pending, or to the Knowledge of the Company, threatened Legal Proceedings before or being conducted by any Governmental Body with respect to or relating to the employment of any employees or former employees of the Company and its Subsidiaries, and no such material Legal Proceeding has occurred within the past three (3) years.

(c) To the Knowledge of the Company, as of the date hereof, no union organizing or decertification activities are underway with respect to the Company or any of its Subsidiaries and no such activities have occurred within the past five (5) years.

(d) Within the past three (3) years, neither the Company nor any of its Subsidiaries has implemented any employee layoffs implicating the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local Law.

5.15 Litigation. As of the date hereof, there are no, and since January 31, 2010 there have been no, Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of its directors or executive officers relating to the Company or its Subsidiaries (other than claims by employees or former employees against the Company or any of its Subsidiaries in connection with the cessation of such employee’s employment with the Company or any at its Subsidiaries (x) that were settled for less than $100,000 per claim or (y) where the amount in controversy is less than $100,000 per claim). Neither the Company nor any of its Subsidiaries is subject to any material Order. As of the date hereof, the Company is not engaged in any Legal Proceedings and is not engaged in initiating any Legal Proceedings , in each case, against any Person to recover monies due to the Company or any of its Subsidiaries, other than any Legal Proceedings to recover de minimis amounts not to exceed $100,000.

5.16 Title to Assets. The Company and its each of its Subsidiaries has good and valid title to or a valid leasehold interest in all material personal property and tangible assets owned or used by them as of the date of this Agreement, including all material personal property and tangible assets reflected on the Balance Sheet as of the Balance Sheet Date (except for assets sold or otherwise disposed of in the ordinary course of business since the Balance Sheet Date). All of said material personal property and tangible assets are owned or used by the Company or its Subsidiaries free and clear of any Liens (other than Permitted Liens).

5.17 Compliance with Laws; Permits.

(a) The Company and its Subsidiaries are, and have been since January 31, 2010, in compliance in all material respects with all Laws applicable to their respective businesses or operations. Since January 31, 2010, neither the Company nor any Subsidiary has received any written notice of or been charged with the violation of any such Laws, except for any such matters that have been resolved prior to the date of this Agreement.

(b) The Company and its Subsidiaries currently have all material Permits that are required for the operation of their respective businesses as presently conducted. Neither the Company nor any of its Subsidiaries is in material default or material violation (and no event has occurred that, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision any of their respective material Permits.

5.18 Environmental Matters.

(a) The Company and each of its Subsidiaries are, and have been since January 31, 2010, in compliance with all applicable Environmental Laws in all material respects, which compliance includes obtaining, maintaining and complying with all Permits required under applicable Environmental Laws to operate its business.

(b) Neither the Company nor any of its Subsidiaries is subject to any pending claims or Legal Proceedings or Orders under, or, to the Knowledge of the Company, any threatened claims or Legal Proceedings or Orders alleging material noncompliance with or potential material Liability under Environmental Laws.

(c) To the Knowledge of the Company, there are no investigations of the businesses of the Company or any of its current or former Subsidiaries, or currently or previously owned, operated or leased property of the Company or any of its current or former Subsidiaries pending or threatened that would reasonably be expected to result in the Company or any of its Subsidiaries incurring any material Liabilities under Environmental Laws or concerning Materials of Environmental Concern.

(d) Neither the Company nor any of its Subsidiaries nor their respective predecessors has generated, treated, stored, transported, disposed or arranged for the disposal of, manufactured, distributed, exposed any Person to, or released any Materials of Environmental Concern, and Materials of Environmental Concern are not present at, on, in or under any property currently or formerly owned or leased by the Company or any of its Subsidiaries, or at any other location (including any property used for the treatment, storage or disposal of wastes generated by the Company or any of its Subsidiaries), in a condition or under circumstances that would reasonably be expected to result in material Liability to the Company or any of its Subsidiaries as a result of any Environmental Law.

(e) Neither the Company nor any of its Subsidiaries has assumed, undertaken or provided an indemnity with respect to or otherwise become subject to any material Liability of any other Person relating to Environmental Law or concerning Materials of Environmental Concern.

(f) The Company has made available to Parent copies of all material studies, audits, assessments or other similar documents, concerning compliance with, or liability or obligations under, any Environmental Laws affecting the Company or any of its Subsidiaries to the extent such documents are in the possession or under the reasonable control of the Company or any of its Subsidiaries.

5.19 Insurance. Schedule 5.19 lists each material insurance policy maintained by or on behalf of the Company and its Subsidiaries as of the date hereof (other than any such insurance policy funding a Company Benefit Plan) and a true and complete copy of each such policy has been made available to Parent prior to the date hereof. As of the date hereof, all premiums due in respect of such insurance policies have been paid in full. All of such insurance policies are in full force and effect, and neither the Company nor any Subsidiary is in material default with respect to any of its obligations under any of such material insurance policies. As of the date of this Agreement, (i) to the Knowledge of the Company, there is no threatened termination of, or threatened material premium increase with respect to, any of such policies other than ordinary course increases in connection with the Company’s annual renewal process, and (ii) there is no claim pending regarding the Company or any of its Subsidiaries under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

5.20 Interested Party Transactions. As of the date hereof, except as disclosed in the Company’s Annual Reports on Form 10-K included in the Company SEC Report on Form 10-K filed for the fiscal year ended January 31, 2013, no event has occurred and no relationship exists that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K. No officer, director, controlling equity owner or, to the Knowledge of the Company, Affiliate, non-controlling equity owner of the Company, any individual in such officer’s, director’s or equity owner’s immediate family or any entity in which any such Person or individual owns any beneficial interest is a party to any Contract or other commitment or transaction with the Company or any of its Subsidiaries (other than, with respect to any such director or officer, any Contract or other commitment or transaction related to such director’s or officer’s employment) or has any interest in any assets or property used by the Company or any of its Subsidiaries (including any Intellectual Property).

5.21 Customers and Suppliers. Schedule 5.21 sets forth (a) a list of the Company’s and its Subsidiaries’ top (10) customers (on a consolidated basis) (based on maintenance revenue) for the fiscal year ended January 31, 2014 (the “Material Customers”), and (b) a list of the Company’s and its Subsidiaries’ suppliers (on a consolidated basis) who received expenditure by the Company and its Subsidiaries of more than $750,000 or the equivalent in other currencies in the aggregate for the fiscal year ended January 31, 2014 (the “Material Suppliers”). Neither the Company nor any of its Subsidiaries has received any written notice from any Material Customer to the effect that such Material Customer will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, buying products or services from the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received any written notice from any Material Supplier to the effect that such Material Supplier will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to supplying materials, products or services to the Company or any of its Subsidiaries.

5.22 Financial Advisors. Except for Barclays Capital Inc. (the “Financial Advisor”), no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment from Parent, Merger Sub, the Company or any of its Subsidiaries in respect thereof.

5.23 Accounts Receivable. All accounts and notes receivable reflected on the Balance Sheet are bona fide receivables arising in the ordinary course of business for products sold and services rendered by the Company and its Subsidiaries. To the Knowledge of the Company, as of the date hereof, no request or agreement for a material deduction or material discount has been made with respect to any such accounts and notes accounts and notes receivable reflected on the Balance Sheet.

5.24 Anti-Bribery Compliance.

(a) Neither the Company nor any of the Company’s Subsidiaries, nor any director, officer, employee or agent acting at the direction of the Company or any of its Subsidiaries, has provided, offered, gifted or promised, directly or indirectly, anything of value to any Government Official, political party or candidate for government office, nor provided or promised anything of value to any other person while knowing that all or a portion of that thing of value would or will be offered, given, or promised, directly or indirectly, to any Government Official, political party or candidate for government office, for the purpose of:

(i) influencing any act or decision of such official, party or candidate in his or her official capacity, inducing such official, party or candidate to do or omit to do any act in violation of their lawful duty, or securing any improper advantage for the benefit of the Company or its Subsidiaries; or

(ii) inducing such official, party or candidate to use his or her influence with his or her government or instrumentality to affect or influence any act or decision of such government or instrumentality, in order to assist the Company or its Subsidiaries in obtaining or retaining business for or with, or directing business to, any person.

(b) The Company and its Subsidiaries utilize effective controls procedures and an internal accounting controls system that are reasonably sufficient to provide reasonable assurances that violations of applicable anti-bribery laws or regulations will be prevented, detected, and deterred.

5.25 International Trade Matters.

(a) The Company and its Subsidiaries are in compliance in all material respects with all applicable Customs & International Trade Laws applicable to the business and operations of the Company and its Subsidiaries and at no time since January 31, 2010 has the Company or any Subsidiary committed any material violation of the Customs & International Trade Laws, and there are no unresolved questions or claims concerning any liability of the Company or any Subsidiary with respect to any such laws. Without limiting the foregoing, since January 31, 2010, neither the Company nor any Subsidiary has received any notice that it is subject to any civil or criminal investigation, audit or any other inquiry involving or otherwise relating to any alleged or actual violation of the Customs & International Trade Laws.

(b) Since January 31, 2010, neither the Company nor any Subsidiary has received any written notice, or, to the Knowledge of the Company, any non-written notice, that any products or materials imported by the Company or any Subsidiary, or on behalf of the Company or such Subsidiary where the Company or such Subsidiary is the importer of record is subject to or otherwise covered by an antidumping duty order or countervailing duty order or is subject to or otherwise covered by any pending antidumping or countervailing duty investigation by agencies of the United States government.

(c) Neither the Company, nor any of its Subsidiaries, nor any employees, officers or directors of the Company or any of its Subsidiaries, nor to the Knowledge of the Company, any agents acting on behalf of the Company or any of its Subsidiaries: (i) has been or is designated on the OFAC Specially Designated Nationals and Blocked Persons List, Commerce’s Denied Persons List, the Commerce Entity List, and the U.S. Department of State’s (“State Department”) Debarred List or other similar lists maintained by applicable jurisdictions; (ii) has participated in any transaction involving such designated person or entity, or any country subject to an embargo or substantial restrictions on trade under the U.S. sanctions administered by OFAC; (iii) has exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology, or services in violation of any applicable U.S. export control or economic sanctions laws, regulations, or orders administered by OFAC, Commerce, or the State Department; or (iv) has participated in any transaction connected with any purpose prohibited by U.S. export control and economic sanctions laws, including, without limitation, support for international terrorism and nuclear, chemical, or biological weapons proliferation.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant, jointly and severally, to the Company that:

6.1 Organization and Good Standing. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and carry on its business as now conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to own, lease and operate its properties and carry on its business as now conducted.

6.2 Authorization of Agreement. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to which Parent or Merger Sub is a party or to be executed by Parent or Merger Sub in connection with the consummation of the transactions contemplated hereby and thereby (collectively, the “Parent Documents”) and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Parent Document and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate actions on behalf of each of Parent and Merger Sub. This Agreement has been, and each Parent Document will be at or prior to the Closing, duly and validly executed and delivered by each of Parent and Merger Sub (as applicable) and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Parent Document when so executed and delivered will constitute, the legal, valid and binding obligations of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its respective terms, in each case, terms, subject to the Bankruptcy Exceptions.

6.3 Conflicts; Consents of Third Parties.

(a) None of the execution and delivery by Parent or Merger Sub of this Agreement or the Parent Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by Parent or Merger Sub with any of the provisions hereof or thereof will conflict with, result in any violation of or default (with or without notice or lapse of time, or both) under, give rise to a right of termination or cancellation under, require a consent, notice or waiver under, require the payment of a penalty or increased liabilities or fees or the loss of a benefit under or result in the imposition of any Lien under, any provision of (i) the certificate of incorporation and bylaws of each of Parent or Merger Sub; (ii) any Contract or Permit to which Parent or Merger Sub is a party or by which any of the properties or assets of Parent or Merger Sub are bound; (iii) any Order applicable to Parent or Merger Sub or by which any of the properties or assets of Parent or Merger Sub are bound; or (iv) assuming receipt of all approvals, authorizations, consents or waiting period expirations or terminations as described in Section 6.3(b), any applicable Law.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Governmental Body is required on the part of Parent or Merger Sub in connection with the execution and delivery of this Agreement or the Parent Documents or the compliance by Parent or Merger Sub with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act and any other applicable Competition Laws or (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

6.4 Litigation. As of the date hereof, there are no Legal Proceedings pending or, to the Knowledge of Parent, threatened against Parent, Merger Sub or any of its respective executive officers relating to Parent or Merger Sub. Neither Parent nor Merger Sub are subject to any Orders that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

6.5 Financial Advisors. Except for Credit Suisse Securities (USA) LLC, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Parent or Merger Sub in connection with the transactions contemplated by this Agreement and no other Person is entitled to any fee or commission or like payment in respect thereof, in each case that would result in a Liability of or to the Company or any of its Subsidiaries at or prior to the Closing or if this Agreement were terminated.

6.6 Financing. Each of Parent and Merger Sub affirms that it is not a condition to the Closing that Parent and/or Merger Sub obtain financing for or related to any of the transactions contemplated hereby. Parent and Merger Sub have furnished the Company with a true, correct and complete copy of (a) the executed Equity Commitment Letter, dated as of the date hereof, among Parent and the Guarantors (including all exhibits, schedules, annexes, supplements and amendments thereto, the “Equity Commitment Letter”), and (b) the executed Debt Commitment Letter, dated as of the date hereof, among Credit Suisse Securities (USA) LLC and Credit Suisse AG, Cayman Islands Branch (the “Debt Financing Sources”) and Parent and Merger Sub and each executed fee letter and engagement letter associated therewith (provided, that provisions in the fee or engagement letter related solely to fees, flex terms and other economic terms (other than covenants) agreed to by the parties may be redacted (such commitment letter(s), including all exhibits, schedules, annexes, supplements and amendments thereto and each such redacted fee letter and engagement letter, collectively, the “Debt Commitment Letter,” and together with the Equity Commitment Letter, the “Commitment Letters”). None of the Commitment Letters has been amended or modified prior to the date hereof, no such amendment or modification is contemplated as of the date hereof (other than solely in connection with the appointment of additional agents and arrangers as contemplated by the Debt Commitment Letter), and the respective commitments contained in the Commitment Letters have not been withdrawn or rescinded in any respect. There are no side letters or other Contracts or arrangements to which Parent or any of its Affiliates is a party or of which Parent has Knowledge that could adversely affect the amount, availability or conditions of the Financing other than as expressly set forth in the Commitment Letters furnished to the Company pursuant to this Section 6.6 and any customary engagement letters and non-disclosure agreements that do not impact the conditionality for the Financing to occur or the amount of the Financing. Assuming (i) the satisfaction of the conditions set forth in Section 8.1, (ii) the Rollover is consummated as contemplated in the Equity Commitment Letter, and (iii) the commencement and completion of the Marketing Period, the aggregate net proceeds contemplated by the Commitment Letters, when funded in accordance with the applicable Commitment Letters on the Closing Date, will be sufficient when funded, together with Cash on Hand, for Parent and the Surviving Corporation to pay and satisfy in full (a) the obligations pursuant to this Agreement to pay the Estimated Merger Consideration, the Additional Consideration (if any), the Additional Executive Company RSU Holder Transaction Payments (if any), the Rollover Adjusted Merger Consideration Escrow Amount and the Holdback Amount, (b) all amounts payable at Closing pursuant to Sections 3.4 and 3.5, and (c) all fees and expenses of Parent and Merger Sub in connection with the transactions contemplated by this Agreement payable at Closing. The Commitment Letters are not subject to any conditions precedent relating to the funding of the Financing other than as set forth therein and, as of the date hereof, are binding and in full force and effect and are the legal, valid (assuming due authorization, execution and delivery by the other parties thereto), binding and enforceable obligations of Parent and Merger Sub and, to the Knowledge of Parent, each of the other parties thereto, as the case may be, in each case subject to the Bankruptcy Exceptions. All commitments and other fees required to be paid under the Commitment Letters prior to the date hereof have been paid in full. Assuming the satisfaction of the conditions set forth in Section 8.1 and the commencement and completion of the Marketing Period, and based upon facts and events known by Parent as of the date hereof, Parent has no reason to believe that the conditions to the funding contemplated by the Commitment Letters will not be satisfied or that the aggregate proceeds contemplated by the Commitment Letters will not be available to Parent on the Closing Date; provided that Parent is not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties of the Company set forth in Article V or the Company’s compliance hereunder.

6.7 Solvency. Assuming (a) the satisfaction of the conditions set forth in Section 8.1, (b) the most recent financial forecasts of the Company and its Subsidiaries made available to Parent prior to the date of hereof have been prepared in good faith based upon assumptions that were reasonable and (c) the accuracy of the representations and warranties contained in Article V, then, immediately following the Closing and after giving effect to all of the transactions contemplated by this Agreement, including the debt financing of the transactions contemplated by this Agreement, the payment of the aggregate consideration under this Agreement, any other repayment or refinancing of existing Indebtedness contemplated in this Agreement or the Debt Commitment Letters and the payment of all related fees and expenses, the Surviving Corporation and each of its Subsidiaries shall be Solvent. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or its Subsidiaries. For purposes of this Agreement, “Solvent” when used with respect to the Surviving Corporation, means that, as of any date of determination, (i) the Present Fair Salable Value of the assets of the Surviving Corporation and its Subsidiaries, on a consolidated basis, will, as of such date, exceed the sum of all of its liabilities, contingent or otherwise, as of such date, in each case on a consolidated basis, (ii) the Surviving Corporation and its Subsidiaries, on a consolidated basis, are not engaged in business, and are not about to, immediately following the Closing, engage in business, for which the Surviving Corporation’s and its Subsidiaries’ assets, on a consolidated basis, would constitute unreasonably small capital and (iii) the Surviving Corporation and its Subsidiaries, on a consolidated basis, will be able to pay its debts as they mature or otherwise become absolute, in the ordinary course of business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness, in each case immediately after giving effect to the transactions contemplated by this Agreement. The term “Solvency” shall have a correlative meaning. For purposes of the definition of “Solvent” (A) “debt” means liability on a “claim”; and (B) “claim” means (x) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured or (y) the right to an equitable remedy for a breach in performance if such breach gives rise to a right to payment, whether or not such equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured. “Present Fair Salable Value” means the amount that may be realized if the aggregate assets of the Surviving Corporation and its Subsidiaries (including goodwill) on a consolidated basis are sold as an entirety with reasonable promptness in an arm’s length transaction under present conditions for the sale of comparable business enterprises.

6.8 Troxel Arrangements. Other than the Equity Commitment Letter, the Limited Guarantee, the Confidentiality Agreement and the agreements listed on Section 6.8 of the Parent Disclosure Schedules (such agreements listed on Section 6.8 of the Parent Disclosure Schedule, the “Troxel Ancillary Agreements”), true and complete copies of which have been provided to the Company, as of the date hereof, there are no Contracts by or among any of Parent, Merger Sub, the HGGC Funds or any of their respective Affiliates, on the one hand, and Troxel Trust or any of its Affiliates (other than Parent, Merger Sub, the Guarantors or any of their respective Affiliates), on the other hand.

6.9 Investment Representation. Parent is acquiring the Company Common Stock for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities laws. Parent is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. Parent acknowledges that it is informed as to the risks of the transactions contemplated hereby and of ownership of the Company Common Stock. Parent acknowledges that the Company Common Stock has not been registered under the Securities Act, or any state or foreign securities laws and that the Company Common Stock may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and the Company Common Stock is registered under any applicable state or foreign securities laws or sold pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities laws.

6.10 No Prior Activities. Except for obligations incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Parent and Merger Sub have neither incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.

ARTICLE VII

COVENANTS

7.1 Access to Information. Prior to the Closing Date and subject to applicable Laws and Section 7.6, Parent shall be entitled, through its officers, employees and Representatives (including its legal advisors and accountants) and the Debt Financing Sources (or any sources providing alternative debt financing pursuant to the terms hereof), to have such access to the properties, businesses and operations of the Company and its Subsidiaries and such examination of the books and records of the Company and its Subsidiaries as it reasonably requests upon reasonable advance written notice in connection with Parent’s efforts to consummate the transactions contemplated by this Agreement. Any such access and examination shall be conducted during regular business hours and under circumstances that do not unreasonably interfere with the normal operations of the business and shall be subject to restrictions under applicable Law. The Company shall cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of the Company and its Subsidiaries to cooperate with Parent and Parent’s Representatives in connection with such access and examination, and Parent and its Representatives shall cooperate with the Company and its Representatives and shall use their commercially reasonable efforts to minimize any disruption to the business. Notwithstanding anything herein to the contrary, no such access or examination shall be permitted to the extent that it would (i) unreasonably disrupt the operations of the Company or any of its Subsidiaries or (ii) require the Company or any of its Subsidiaries to disclose information that in the reasonable judgment and good faith opinion of counsel to the Company, is subject to attorney-client privilege or conflict with any confidentiality obligations to which the Company or any of its Subsidiaries is bound; provided, however, that the Company shall give notice to Parent of the fact that it is withholding information or documents pursuant to clause (ii) or due to requirements of applicable Law, and thereafter the Company shall use reasonable best efforts to cause such information or documents to be provided in a matter that would not reasonably be expected to materially waive the applicable privilege or protection or violate the applicable restriction in contract or Law. Notwithstanding anything to the contrary contained herein, prior to the Closing, (a) without the prior written consent of the Company (which consent may not be unreasonably withheld or delayed), Parent shall not contact any suppliers to, or customers of, the Company or any Subsidiary, other than in the ordinary course of business of Parent or any of its Affiliates with respect to matters not involving the Company or its Subsidiaries or the transactions contemplated by this Agreement, and provided that the Company shall have the right to have a representative present during any such contact in the event that it consents to such contact, and (b) Parent shall have no right to perform invasive, subsurface investigations of the properties or facilities of the Company or any of its Subsidiaries without the prior written consent of the Company (which consent may be withheld for any reason).

7.2 Conduct of the Business Pending the Closing.

(a) Prior to the Closing, except (i) as set forth on Schedule 7.2(a), (ii) as required by applicable Law, (iii) as expressly contemplated by this Agreement or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause its Subsidiaries to:

(i) conduct the respective businesses of the Company and its Subsidiaries in the ordinary course of business consistent with past practice;

(ii) maintain capital expenditures and product development spending in the ordinary course;

(iii) use its commercially reasonable efforts to (A) preserve the present business operations, organization and goodwill of the Company and its Subsidiaries, (B) preserve the present relationships with customers and suppliers of the Company and its Subsidiaries and (C) maintain in full force and effect the insurance policies required to be set forth on Schedule 5.19 or replacements thereof on commercially reasonable terms.

(b) Prior to the Closing, except (i) as set forth on Schedule 7.2(b), (ii) as required by applicable Law, (iii) as expressly contemplated by this Agreement or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall not, and shall not permit its Subsidiaries to:

(i) (A) effect any recapitalization, reclassification, split, combination, restructuring or like change in the capitalization of the Company or any of its Subsidiaries; (B) declare, set aside or pay any dividend or other distribution (whether payable in cash, stock or other property) with respect to its capital stock, (C) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock (other than (x) in connection with the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to the exercise, vesting or settlement of any Company Options and/or Company RSU Awards, (y) repurchases from directors, employees or consultants in connection with the termination of their employment or service in accordance with the terms of a written Contract in effect prior to the date hereof or (z) in accordance with the Share Purchase Agreement), or (D) issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries (except for any issuance made pursuant to the exercise, vesting or settlement of any Company Options and/or Company RSU Awards) or grant options, warrants, calls, subscriptions, commitments, or other rights to purchase shares of the capital stock or other securities of the Company or any of its Subsidiaries;

(ii) amend or permit the adoption of any amendment to the Company Organizational Documents or any of the Subsidiary Organizational Documents;

(iii) except as required by any Company Benefit Plan as of the date of this Agreement, (A) increase the level of compensation payable or to become payable to any Service Provider (except for increases in salaries, wages, commissions and bonuses of officers, employees and consultants (x) in the ordinary course of business (provided that this exception (x) shall not apply to, and there shall be no increase in the ordinary course of business in the level of compensation payable or to become payable to, the Chief Executive Officer of the Company and his direct reports set forth on Schedule 7.2(b)(iii)(A)) or (y) in accordance with the terms of a written Contract in effect prior to the date hereof), (B) grant any additional rights to severance or termination pay to any Service Provider (except for grants (x) pursuant to the Company’s and its Subsidiaries’ customary severance arrangements set forth on Schedule 7.2(b)(iii)(B) or (y) in accordance with the terms of a written Contract in effect prior to the date hereof), (C) enter into, adopt or materially modify or amend any Company Benefit Plan (other than (x) as permitted by clause (A) above, (y) to replace or amend any Company Benefit Plan if the cost of providing benefits thereunder is not materially increased or (z) to conduct its annual renewal and reenrollment of its health and welfare plans in the ordinary course of business)) or (D) enter into any employment, consulting or similar agreement (or amend any such agreement) to which the Company or any of its Subsidiaries is a party or involving any employee, consultant or director of the Company or any of its Subsidiaries that would be a Company Benefit Plan if it were in existence as of the date of this Agreement (provided, however, that the Company and its Subsidiaries may enter into or amend employment and consulting arrangements with officers, employees and consultants (other than the Chief Executive Officer of the Company and his direct reports set forth on Schedule 7.2(b)(iii)(A) in connection with promotions and new hires or engagements in the ordinary course of business);

(iv) except as required pursuant the terms of a written Contract or Company Benefit Plan in effect prior to the date hereof, or as otherwise required by applicable Law, waive any stock repurchase rights, accelerate, amend or change the period of exercisability of Company Options or Company RSU Awards, or reprice options granted under any Company Incentive Plan or authorize cash payments in exchange for any Company Options granted under any Company Benefit Plan, except as otherwise provided in this Agreement;

(v) acquire any Person or any division or business of any Person or sell, assign, transfer, convey or otherwise dispose of any Subsidiary, division or business of the Company or any of its Subsidiaries;

(vi) sell, lease, license, pledge or otherwise dispose of or encumber any material properties or material assets of the Company or any of its Subsidiaries, other than (A) sales and licenses of products and services of the Company and its Subsidiaries on a non-exclusive basis in the ordinary course of business, (B) pursuant to Contracts in force on the date of this Agreement, (C) dispositions of obsolete assets (not including Company Intellectual Property (other than immaterial and obsolete trademarks, copyrights and domain names that expire due to the passage of time)) or (D) transfers among the Company and its wholly owned Subsidiaries;

(vii) make any loan, advance or capital contribution to or investment in any Person (other than (A) loans, advances or capital contributions to or investments in a Subsidiary of the Company and (B) routine advances to employees for travel expenses and/or sales commissions in the ordinary course of business) or incur any Indebtedness (other than borrowings in the ordinary course of business under the Company’s existing revolving credit facility);

(viii) compromise or settle any Legal Proceeding which (A) requires payment by the Company or any of its Subsidiaries (exclusive of attorney’s fees) in excess of $1,000,000 or (B) would reasonably be expected to result in material restrictions upon the operations of the Company or any of its Subsidiaries (other than any Tax matters which are exclusively covered by Section 7.2(b)(xii));

(ix) commence any Legal Proceeding, except with respect to: (A) routine matters in the ordinary course of business; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with Parent and considers the views and comments of Parent with respect to such Legal Proceedings prior to the commencement thereof); or (C) in connection with a breach of this Agreement or any other agreements contemplated hereby;

(x) enter into, materially modify or terminate any labor or collective bargaining agreement or, through negotiations or otherwise, make any commitment or incur any material Liability to any labor organizations;

(xi) enter into or modify any Contract with any Affiliate of the Company (other than a Subsidiary), other than as otherwise permitted by Section 7.2(b)(iii);

(xii) make, change or rescind any election relating to material Taxes, change any method of Tax accounting in respect of material Taxes, file any amended Tax Return in respect of material Taxes, or settle or compromise any proceeding, claim, investigation, audit or controversy relating to a material amount of Taxes;

(xiii) except to the extent required by changes in GAAP or the implementation thereof, make any material change to any of its methods of accounting practice or policy, including principles or practices with respect to cash management, methods of reporting revenue and expense or accounting practices;

(xiv) knowingly disclose any material trade secrets of the Company or any of its Subsidiaries, other than pursuant to Contracts entered into in the ordinary course of business that contain confidentiality undertakings with respect to such confidential information and trade secrets;

(xv) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(xvi) form any non-wholly-owned Subsidiary or enter into any joint venture or similar agreement (other than distribution agreements and reseller agreements in the ordinary course of business);

(xvii) grant any Lien (other than Permitted Liens) on any asset or properties (whether tangible or intangible) of the Company or any of its Subsidiaries (other than purchase money security interests in connection with the acquisition of equipment in the ordinary course of business);

(xviii) (A) other than the in the ordinary course of business, amend, terminate or waive any rights under any Material Contract in any material respect or enter into any new Contract that would be a Material Contract if entered into prior to the date hereof or (B) enter into any new Contract that contains a change in control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the transactions contemplated hereby, other than as otherwise permitted by Section 7.2(b)(xix);

(xix) enter into or become subject to any Contract with the Financial Advisor that, subject to the payment of the fees and expenses payable thereunder at the Closing in accordance with Section 3.4 (which, for the avoidance of doubt, shall constitute Transaction Costs), provides for any post-Closing obligations of the Surviving Corporation or any of its Subsidiaries except for customary indemnification, contribution, confidentiality, conflict waiver and full-service securities trading acknowledgment provisions, and customary boilerplate provisions related to the enforcement thereof; or

(xx) authorize or agree or commit to do anything prohibited by this Section 7.2(b).

Parent acknowledges and agrees that: (a) nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of Company or Company Subsidiaries prior to the Effective Time, (b) prior to the Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations, and (c) notwithstanding anything to the contrary set forth in this Agreement, no consent of Parent shall be required with respect to any matter set forth in this Section 7.2 or elsewhere in this Agreement to the extent the requirement of such consent would, upon advice of Company’s counsel, violate any Law; provided, however, that the Company shall give notice to Parent of the fact that it is engaging in such matters pursuant to clause (c) of this paragraph.

(c) Each of Parent and Merger Sub agrees that, between the date of this Agreement and the Effective Time, it shall not, directly or indirectly, engage in any business activities or incur any liabilities or obligations other than matters expressly contemplated by this Agreement or related to the transactions contemplated by this Agreement and the other agreements referenced or contemplated herein.

7.3 Consents. Parent and the Company shall use (and the Company shall cause its Subsidiaries to use) their reasonable best efforts to obtain at the earliest practicable date the consents and approvals referred to in Sections 5.3 and 6.3 hereof (or the Schedules thereto); provided, however, that (a) no party shall be obligated to pay any consideration to any third party from whom consent or approval is requested under any Contract and (b) the consent of Parent shall be required with respect to any amendment or modification to any Contract or the making of any accommodation or other arrangement for the purpose of obtaining any such consent or approval that, in any instance, would give rise to rights or obligations of any Person at or following the Closing.

7.4 Regulatory Approvals.

(a) Subject to the terms and conditions herein provided, each of the parties shall use their reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Laws to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement. Subject to appropriate confidentiality protections, each party hereto shall furnish to the other parties such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

(b) Each of the parties shall cooperate with one another and use their reasonable best efforts to prepare all necessary documentation (including furnishing all information required under the Competition Laws) to effect promptly all necessary filings with any Governmental Body and to obtain all consents, waivers and approvals of any Governmental Body necessary to consummate the transactions contemplated by this Agreement. Each party hereto shall provide to the other parties copies of all correspondence between it (or its advisors) and any Governmental Antitrust Entity or other Governmental Body relating to the transactions contemplated by this Agreement or any of the matters described in this Section 7.4. Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings or any such transaction. No party hereto shall independently participate in any meeting or conference call with any Governmental Body in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate. To the extent permissible under applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the Competition Laws. The parties may, as they deem advisable, designate any competitively sensitive materials provided to the other under this Section 7.4(b) or any other section of this Agreement as “legal counsel only.” Such materials and the information contained therein shall be given only to legal counsel of the recipient and will not be disclosed by such legal counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials.

(c) Without limiting the generality of the undertakings pursuant to this Section 7.4, the parties hereto shall use reasonable best efforts to provide or cause to be provided (including by their “ultimate parent entities” as that term is defined in the HSR Act) as promptly as practicable to any Governmental Antitrust Entity information and documents requested by such Governmental Antitrust Entity or necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including filing any notification and report form and related material required under the HSR Act as promptly as practicable, but in no event later than five (5) Business Days after the date hereof and thereafter to respond promptly to any request for additional information or documentary material that may be made under the HSR Act. Parent shall cause (and shall cause its “ultimate parent entity” as that term is defined in the HSR Act to cause) the filings made by it under the HSR Act to be considered for grant of “early termination,” and make any further filings pursuant thereto that may be necessary, proper, or advisable in connection therewith. Parent shall be responsible for all filing fees applicable to Parent and its ultimate parent entity under the HSR Act and under any such other laws or regulations applicable to Parent, as well as all reasonable, documented, out-of-pocket fees and expenses of the Company in responding to any requests for additional information.

(d) If any objections are asserted with respect to the transactions contemplated hereby under any Competition Law or if any Legal Proceeding is instituted by any Governmental Antitrust Entity or any private party challenging any of the transactions contemplated hereby as violative of any Competition Law, each of Parent and the Company shall, at the sole cost and expense of Parent, use its reasonable best efforts to: (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein), and/or (ii) take such action as reasonably necessary to overturn any regulatory action by any Governmental Antitrust Entity to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein), including by defending any Legal Proceeding brought by any Governmental Antitrust Entity in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Antitrust Entity or private party may have to such transactions under such Competition Law so as to permit consummation of the transactions contemplated by this Agreement.

7.5 Further Assurances. Subject to all of the terms and conditions hereunder, during the period commencing on the date of execution of this Agreement and continuing until the Closing Date, each of Parent and the Company shall use (and the Company shall cause each of its Subsidiaries to use) its reasonable best efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

7.6 Confidentiality. Parent and Merger Sub acknowledge that the information provided to them in connection with this Agreement and the transactions contemplated hereby are subject to the terms of the confidentiality agreement, dated as of November 29, 2013, between the Company and Douglas Troxel, as an individual and as trustee on behalf of the Douglas D. Troxel Living Trust and the Change Happens Foundation, and the joinder agreement thereto, dated as of January 2, 2014, between the Company and HGGC, LLC (collectively, the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. The Confidentiality Agreement shall terminate at the Effective Time. The Company hereby agrees and acknowledges that this Agreement constitutes a “Definitive Agreement” as such term is used in the Confidentiality Agreement.

7.7 Indemnification, Exculpation and Insurance.

(a) Parent, from and after the Closing Date through the sixth (6th) anniversary of the Closing Date, shall cause (i) the certificate of incorporation and bylaws or comparable organizational documents of the Surviving Corporation to contain provisions no less favorable to the individuals who on or prior to the Closing Date were directors or officers of the Company or any of its Subsidiaries (collectively, the “Indemnitees”) with respect to limitation of certain liabilities of directors, officers, employees and agents, advancement of expenses, and indemnification than are set forth as of the date of this Agreement in the Company Organizational Documents and (ii) the certificate of incorporation and bylaws or comparable organizational documents of each Subsidiary of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of certain liabilities of directors, officers, employees and agents, advancement of expenses, and indemnification than are set forth as of the date of this Agreement in the applicable Subsidiary Organizational Documents, which provisions in each case shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees, in each case of clause (i) and (ii), only with respect to any acts or omissions occurring at or prior to the Closing.

(b) Each of the Surviving Corporation and the Indemnitee shall cooperate, and cause their respective Affiliates to cooperate, in the defense of any claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c) The Surviving Corporation shall provide or maintain in effect for six (6) years from and after the Effective Time, through the purchase of “run-off” coverage or otherwise, directors’ and officers’ and corporate liability insurance covering those individuals who are covered by the directors’ and officers’ and corporate liability insurance policy or policies provided for directors and officers of the Company and its Subsidiaries as of the date hereof (the “Existing Policy”) on terms comparable in all respects to the Existing Policy and such coverage shall contain minimum aggregate limits of liability for directors’ and officers’ and corporate liability insurance coverage for directors and officers of the Company and its Subsidiaries with the amount of coverage at least equal to that of the Existing Policy and deductibles no larger than those customary for such type of insurance coverage; provided, however, that if such “run-off” or other coverage is not available at a cost not greater than 250% of the annual premiums paid as of the date hereof under the Existing Policies (the “Insurance Cap”) (which premium the Company hereby represents and warrants is as set forth in Schedule 7.7(b)), then the Surviving Corporation shall be required to obtain as much coverage as is possible under substantially similar policies for such annual premiums as do not exceed the Insurance Cap.

(d) Notwithstanding anything to the contrary in this Section 7.7, Parent agrees that any indemnification, advancement of expenses or insurance available to any Indemnitee who on or prior to the Closing Date was a director of the Company or any of its Subsidiaries by virtue of such Indemnitee’s service as a partner or employee of any investment fund affiliated with Silver Lake Group, L.L.C. on or prior to the Closing Date (any such Indemnitee, a “SLP Director”) shall be secondary to the indemnification, advancement of expenses and insurance to be provided by Parent, the Surviving Corporation and its Subsidiaries pursuant to this Section 7.7 and that Parent, the Surviving Corporation and its Subsidiaries (i) shall be the primary indemnitors of first resort for SLP Directors pursuant to this Section 7.7, (ii) shall be fully responsible for the advancement of expenses, indemnification and exculpation from liabilities with respect to SLP Directors which are addressed by this Section 7.7 and (iii) shall not make any claim for contribution, subrogation or any other recovery of any kind in respect of any other indemnification or insurance available to any SLP Director with respect to any matter addressed by this Section 7.7.

(e) The provisions of this Section 7.7: (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

(f) In the event that the Surviving Corporation or any of their respective successors or assigns (i) consolidates or merges with or into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 7.7.

(g) The obligations of the Surviving Corporation under this Section 7.7 shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 7.7 applies without the consent of the affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 7.7 applies shall be third party beneficiaries of this Section 7.7).

(h) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any of its Subsidiaries or any of its directors or officers, it being understood and agreed that the indemnification provided for in this Section 7.7 is not prior to or in substitution for any such claims under such policies.

7.8 Preservation of Records. Parent shall, and shall cause the Surviving Corporation to, preserve and keep the records held by them relating to the respective businesses of the Company and its Subsidiaries for a period of seven (7) years from their date of creation or inception (or longer if required by applicable Law) and shall make such records (or copies) and reasonably appropriate personnel available, at reasonable times and upon reasonable advance written notice, to any Company Common Stockholder as may be reasonably required by such party in connection with any insurance claims by, Legal Proceedings or Tax audits against, governmental investigations of, or compliance with legal requirements by, the Company Common Stockholders or any of their Affiliates.

7.9 Publicity.

(a) None of the Company, on the one hand, or Merger Sub or Parent, on the other hand, shall issue any press release or public announcement or comment concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld or delayed, unless and only to the extent, in the judgment of the Company or Parent upon the good faith advice of counsel, disclosure is otherwise required by applicable Law (including the periodic reporting requirements under the Exchange Act) or under the rules of any securities exchange on which the securities of Parent or any of its Affiliates or of the Company or any of its Affiliates are listed; provided that, to the extent so required by applicable Law, the party intending to make such release shall use its commercially reasonable efforts consistent with applicable Law to consult with the other party with respect to the text thereof.

(b) This Agreement, the Schedules, the Share Repurchase Agreement, the Limited Guarantee, the Equity Commitment Letter and the Debt Commitment Letter and the terms and conditions set forth herein and therein shall be kept strictly confidential and shall not be disclosed or otherwise made available to any other Person and that copies thereof shall not be publicly filed or otherwise made available to the public, except (i) by Parent or Merger Sub in connection with the debt financing of the transactions contemplated by this Agreement, (ii) by the Company as required by the Indenture and (iii) where such disclosure, availability or filing is required by applicable Law (including the periodic and current reporting requirements under the

Exchange Act) and then only to the extent required by such Law or under the rules of any securities exchange on which the securities of Parent or the Company are listed. In the event that such disclosure, availability or filing is required by applicable Law (other than any filing required by the Exchange Act or the Securities Act), each of Parent, Merger Sub and the Company shall use its commercially reasonable efforts to obtain “confidential treatment” or similar treatment of this Agreement, the Limited Guarantee, the Equity Commitment Letter and the Debt Commitment Letter and to redact such terms thereof that the other party shall reasonably request.

(c) The foregoing notwithstanding, after the issuance of any public announcement that has been approved by the parties, either party may make further public announcements that are consistent with such public announcement (and do not contain any non-public information concerning the transactions contemplated hereby) without the need for any further consent from the other party.

7.10 Employment and Employee Benefits.

(a) Parent covenants and agrees to cause the Surviving Corporation and its Subsidiaries to, for a period of one (1) year following the Closing Date, provide to each employee of the Company or its Subsidiaries immediately prior to the Closing (collectively, the “Company Employees”) (i) annual base salary and base wages, and cash target incentive compensation opportunities (for the avoidance of doubt, excluding equity incentives and change in control arrangements), in each case, that are no less favorable than such annual base salary and base wages, and cash target incentive compensation opportunities (for the avoidance of doubt, excluding equity incentives and change in control arrangements) provided to the Company Employees immediately prior to the Closing Date, and (ii) defined contribution and health and welfare benefits that are no less favorable, in the aggregate, as those provided to Company Employees under the Company Benefit Plans immediately prior to the Closing.

(b) For purposes of eligibility and vesting (other than vesting of future equity awards) and, for purposes of future vacation accruals and levels of severance benefits only, level of benefits (but not for purposes of benefit accruals under any defined benefit pension plan) under the benefit and compensation plans, programs, agreements and arrangements of Parent, the Surviving Corporation or any of their respective Subsidiaries in which Company Employees are eligible to participate following the Closing (the “Parent Plans”), Parent and the Surviving Corporation shall credit each Company Employee with his or her years of service with the Company, its Subsidiaries and any predecessor or other entities, to the same extent as such Company Employee was entitled immediately prior to the Closing to credit for such service under any similar Company Benefit Plan; provided, however, that no such service shall be credited to the extent that it would result in a duplication of benefits with respect to the same period of service. In addition, Parent, the Surviving Corporation or any of their respective Subsidiaries will use commercially reasonable efforts to cause (i) each Company Employee to be immediately eligible to participate, without any waiting time, in any and all Parent Plans (to the extent such Company Employee was eligible under any similar Company Benefit Plan immediately prior to the Closing), (ii) for purposes of each Parent Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such Parent Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Company Benefit Plans in which such Company Employee participated immediately prior to the Closing, and (iii) for the plan year in which the Closing occurs, the crediting of each Company Employee with any co-insurance, deductibles and out-of-pocket expenses paid prior to the Closing Time in satisfying any applicable co-insurance, deductibles or out-of-pocket requirements under any Parent Plan providing group health benefits.

(c) The parties hereto acknowledge and agree that all provisions contained in this Section 7.10 with respect to employees of the Company and its Subsidiaries are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other person, including without limitation, any employees, former employees, any participant or any beneficiary thereof in any Company Benefit Plan or Parent Plan, or (ii) to continued employment with the Company, any of its Subsidiaries, Parent or the Surviving Corporation. After the Effective Time, nothing contained in this Section 7.10 shall interfere with Parent’s right to amend, modify or terminate any Company Benefit Plan or Parent Plan (subject to the provisions of Sections 7.10(a) and 7.10(b) above) or to terminate the employment of any employee of the Company or its Subsidiaries for any reason or shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement.

7.11 Financing.

(a) Parent and Merger Sub shall (i) use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange and obtain the Financing on the terms and conditions described in the Commitment Letters (including the exercise of so-called “flex” provisions) (or, in the case of the Debt Commitment Letter, on other terms that would not reduce the amount of proceeds of the Debt Financing (unless any such reduction is matched with an equal increase of the financing commitment under the Equity Commitment Letter) and would not reasonably be likely to delay funding or make funding less likely to occur on the Closing Date) as promptly as practicable, including using reasonable best efforts to (A) satisfy on a timely basis (or obtain the waiver of) all conditions and covenants applicable to Parent and Merger Sub in the Commitment Letters and such definitive agreements to be entered into pursuant to the Debt Commitment Letter that are within the control of Parent and Merger Sub and (B) negotiate and enter into definitive agreements with respect to the Debt Financing consistent with the terms and conditions contained in the Debt Commitment Letter or on other terms no less favorable, in the aggregate, to Parent and Merger Sub than the terms and conditions (including the “flex” provisions) contemplated by the Debt Commitment Letter (or on other terms that would not reasonably be likely to delay funding or make funding less likely to occur on the Closing Date), and (ii) comply with their obligations under the Commitment Letters. At the written request of the Company, each of Parent and Merger Sub shall provide the Company with such information and material documentation as shall be reasonably requested by the Company to allow the Company to monitor the progress of such financing activities.

(b) Subject to the terms and conditions of the Debt Commitment Letter, Parent and Merger Sub shall use their reasonable best efforts to cause the lenders and the other Persons providing such financing to provide the Debt Financing on the Closing Date. In the event any portion of the debt financing contemplated in the Debt Commitment Letter becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Commitment Letter, Parent and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange to obtain alternative debt financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement and on terms and conditions no less favorable, in the aggregate, to Parent and Merger Sub than those in the Debt Commitment Letter as promptly as practicable following the occurrence of such event.

(c) Parent shall promptly (and in any event, within two (2) Business Days) notify the Company in writing (i) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by Parent and/or Merger Sub under the Commitment Letters or any definitive agreements related thereto or, to the Knowledge of Parent, any other party to any Commitment Letter or definitive agreement related thereto, and (ii) of the receipt by Parent or Merger Sub or any of their respective Affiliates or Representatives of any written notice or communication, or to the Knowledge of Parent, oral notice or other communication from any Person with respect to any (A) actual or potential material breach, default, termination or repudiation by any party to any Commitment Letter or any definitive agreement related thereto or any provision of the financing contemplated pursuant to the Commitment Letters or any definitive agreement related thereto (including any proposal by any lender named in the Debt Commitment Letter to withdraw, terminate, reduce the amount of financing or delay the timing of financing contemplated by the Debt Commitment Letter) or (B) material dispute or disagreement between or among any parties to any Commitment Letter or any definitive agreement related thereto, in the case of clauses (A) and (B) above, that could result in Parent and Merger Sub not receiving the proceeds of the Financing on the Closing Date; provided, that in no event shall Parent or Merger Sub be required to disclose any information that is subject to attorney-client or similar privilege if Parent or Merger Sub shall have used their reasonable best efforts to disclose such information in a way that would not waive such privilege or would (in the opinion of outside counsel) contravene any applicable Law. In the event that Parent and/or Merger Sub do not provide access or information in reliance on the proviso to the immediately preceding sentence, Parent and Merger Sub shall provide notice to the Company that such access or information is being withheld and Parent and Merger Sub shall use their reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable obligation or risk waiver of such privilege.

(d) Without the prior written consent of the Company, Parent and Merger Sub shall not consent to any amendment or modification to (other than pursuant to the exercise of so-called “flex” provisions), or any waiver of any provision or remedy under, any Commitment Letter if such amendment, modification or waiver would impose new or additional conditions precedent or change the conditions precedent set forth therein (unless such expanded or new conditions precedent would not reasonably be expected to prevent, materially impair or materially delay the consummation of the Debt Financing), materially delay the timing of the funding of the commitments thereunder, reduce the aggregate cash amount of the funding commitments thereunder (unless, in the case of the Debt Commitment Letter, any such change is matched with an equal increase of the financing commitment under the Equity Commitment Letter), adversely impact the ability of Parent and/or Merger Sub to enforce their rights under the Commitment Letters or to consummate the transactions contemplated by this Agreement or make the funding of the commitments thereunder less likely to occur (collectively, the “Restricted Commitment Letter Amendments”) (for the avoidance of doubt, it is understood that, subject to the limitations set forth in this Section 7.11 and in the Debt Commitment Letter, Parent and Merger Sub may amend the Debt Commitment Letter to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities, but if and only if the addition of such additional parties, individually or in the aggregate, and together with any amendments or modifications to the Debt Commitment Letter in connection therewith, would not result in the occurrence of a Restricted Commitment Letter Amendment). Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, use reasonable best efforts to maintain the effectiveness of the Commitment Letters until the transactions contemplated by this Agreement are consummated. For purposes of this Agreement, references to either “Commitment Letter” and to the “Financing” or “Debt Financing” (in each case, other than references to such terms for purposes of representations made at the date of this Agreement) shall include such document and such financing contemplated thereby as permitted or required by this Section 7.11 to be amended, modified, replaced or waived, in each case from and after such amendment, modification, replacement or waiver.

(e) Parent hereby agrees that it (i) shall only use the proceeds of any Cash Equity Commitment (as defined in the Equity Commitment Letter) contributed by a Guarantor to Parent as provided for in the second sentence of Section 1 of the Equity Commitment Letter and (ii) shall not otherwise distribute, dividend, loan, pay or otherwise return any such contributed Cash Equity Commitment (or, in the case of Troxel Trust, its Rollover Commitment (as defined in the Equity Commitment Letter)) to such Guarantor, any of its Affiliates or any other Person unless this Agreement is validly terminated in accordance with Article IV.

7.12 Financing Assistance.

(a) Prior to the Closing, the Company shall provide, and shall cause its Subsidiaries to use their respective reasonable best efforts to provide, and shall use its reasonable best efforts to cause its and their officers, directors, employees, accountants, consultants, legal counsel, agents and other Representatives to provide, such cooperation in connection with the arrangement of the Debt Financing (or any alternative financing sought or obtained by Parent and Merger Sub in accordance with the terms hereof) as may be reasonably requested by Parent or Merger Sub, including using their respective reasonable best efforts to (i) furnish Parent, Merger Sub and their financing sources with (A) the financial statements of the Company and its Subsidiaries identified in Paragraph 4 of Exhibit B of the Debt Commitment Letter as of the date hereof (or any substantially similar financial statements identified in any debt commitment letter with an alternative financing source obtained in accordance with the terms hereof), (B) the pro forma financial statements identified in Paragraph 5 of Exhibit B of the Debt Commitment Letter as of the date hereof (or any substantially similar pro forma financial statements identified in any debt commitment letter with an alternative financing source obtained in accordance with the terms hereof) (subject to the immediately following proviso, clauses (A) and (B), together, the “Required Financial Information”); provided that with respect to the pro forma financial statements described in clause (B) above, such pro forma financial statements shall not be considered part of the Required Financial Information unless the Company shall have been furnished all information relating to (x) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, fees and expenses relating to the incurrence of such debt or equity financing, for the transactions contemplated hereby, (y) the assumed pro forma capitalization of the Company after giving effect to the Closing, the Financing and the refinancing or repayment of any Indebtedness of the Company and its Subsidiaries in connection therewith and (z) the assumed cost savings, synergies and similar adjustments (if any) for the transactions contemplated hereby (clauses (x), (y) and (z), collectively, the “Pro Forma Inputs”) on or prior to the fifth (5) Business Day after Parent has received a copy of the Company’s audited financial statements for the year ended January 31, 2014, and (C) such other financial and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent that is customarily needed for financings of the type contemplated by the Debt Commitment Letter (or any substantially similar financial and other pertinent information identified in any debt commitment letter with an alternative financing source obtained in accordance with the terms hereof); provided that the Company and the Company’s Subsidiaries shall have no obligation to prepare or to provide any adjustments, assumptions, estimates, projections or other information in connection with the potential purchase price accounting treatment of the Merger in connection with the preparation of the pro forma financial statements described in clause (B) above; (ii) participate and direct senior management, representatives and advisors of the Company to participate in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with prospective lenders, investors and ratings agencies in connection with any of such debt financing; (iii) assist Parent and Merger Sub and their financing sources in the preparation of (A) any offering documents, private placement memoranda, bank information memoranda (including the delivery of customary authorization and representation letters as contemplated by the Debt Commitment Letter as of the date hereof (or any alternative debt commitment letter with an alternative financing source obtained in accordance with the terms hereof)) and similar documents and (B) materials for rating agency presentations; (iv) cooperate with the marketing efforts of Parent and Merger Sub and their financing sources for any of such debt financing; (v) use reasonable best efforts to cause accountants to consent to the use of their reports in obtaining corporate and facilities ratings for such debt financing, (vi) facilitate the pledging of collateral, including assisting with the execution, preparation and delivery of original stock certificates of the Company and its Subsidiaries that are required to be pledged pursuant to the Debt Commitment Letter and original stock powers related thereto to the Debt Financing Sources (or any sources providing alternative debt financing pursuant to the terms hereof) (including providing copies thereof prior to the Closing Date) on or prior to the Closing Date; provided that any such pledges shall be authorized and become effective only at, or as of, the Closing, and the delivery of any such original stock certificates and original stock powers shall be delivered in escrow pending release by the Company only at, or as of, the Closing; (vii) obtain surveys and title insurance at the expense of and as reasonably requested by Parent; (viii) obtain customary payoff letters relating to the repayment of any existing third party senior indebtedness for borrowed money required by the Debt Financing Sources to be repaid on or coincidental with the Closing and upon repayment of such indebtedness termination of any related Liens securing any such obligations to be repaid; (ix) ensuring that there are no competing issues of debt securities or syndicated credit facilities of the Company and its Subsidiaries being offered or arrangement between the execution of this Agreement and the Effective Time as required by the Debt Commitment Letter; (x) provide all documentation and other information with respect to the Company and its Subsidiaries at least six (6) Business Days prior to the Closing Date as shall have been reasonably requested in writing by Parent at least ten (10) days prior to the Closing

Date that is required by regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act; (xi) deliver a certificate of the Chief Financial Officer of the Company with respect to solvency matters substantially in the form attached as Annex I to Exhibit B to the Debt Commitment Letter as of the date hereof; (xii) cooperate with the Debt Financing Sources’ “due diligence” investigation with respect to the Company and its Subsidiaries; (xiii) assist in the preparation and negotiation of one or more credit agreements, indentures, purchase agreements, pledge and security documents and other definitive financing documents as may be reasonably requested by Parent; (xiv) using reasonable best efforts to take such specific actions as Parent may reasonably request in writing in connection with Parent’s obligations under the Debt Commitment Letter (or any alternative debt commitment letter with an alternative financing source obtained in accordance with the terms hereof) to ensure that the Debt Financing Sources (or any sources providing alternative debt financing pursuant to the terms hereof) benefit materially from existing lender relationships of the Company and its Subsidiaries; and (xv) if, in connection with a marketing effort contemplated by the Debt Commitment Letter (or any alternative debt commitment letter with an alternative financing source obtained in accordance with the terms hereof), Parent or Merger Sub reasonably requests the Company to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Company or any of its Subsidiaries, which Parent or Merger Sub reasonably determines to include in a customary confidential information memorandum for, or other marketing materials related to, the Debt Financing, then the Company shall file a Current Report on Form 8-K containing such material non-public information. Notwithstanding the foregoing, (x) such requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (y) prior to the Effective Time, neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur or assume any other liability or obligation in connection with the financings contemplated by the Debt Commitment Letter and (z) prior to the Effective Time, none of the Company, its Subsidiaries and their officers, directors, employees shall be required to authorize, execute or enter into or perform any agreement (other than the authorization and representation letters contemplated above) with respect to the financing contemplated by the Commitment Letters that is not contingent upon the Closing or that would be effective prior to the Effective Time unless such officers or directors will continue in such positions or in similar positions after the Effective Time and, in each case, such documents shall not become effective until the Effective Time or thereafter (and for the avoidance of doubt, the general partner, board of directors, managing member, or other equivalent governing body(ies) of Parent, Merger Sub and/or the Surviving Corporation shall enter into or provide any resolutions, consents, approvals or other closing arrangements on behalf of the Company and its Subsidiaries as may be required by the lenders pursuant to the Debt Commitment Letter (or any alternative debt commitment letter with an alternative financing source obtained in accordance with the terms hereof), in the case of the Surviving Corporation and its Subsidiaries to be effective only at, or as of, the Closing). Notwithstanding anything in this Agreement to the contrary, without limiting the Company’s cooperation obligations under this Section 7.12 with respect to any alternative debt commitment letter with an alternative financing source obtained in accordance with the terms hereof, if (x) Parent seeks to obtain any alternative debt commitment letter with an alternative financing source obtained in accordance with the terms hereof, (y) the cooperation required to be provided pursuant to this Section 7.12 in connection with such alternative debt commitment letter with an alternative financing source is materially more onerous to the Company than what is required to be provided pursuant to this Section 7.12 with respect to the Debt Commitment Letter in effect on the date hereof and without giving effect to any alternative debt commitment Letter or the Debt Financing contemplated thereunder (to the extent materially more onerous, the “Incremental Debt Financing Cooperation”) and (z) the Company fails to provide any portion of such Incremental Debt Financing Cooperation, then such failure to provide such Incremental Debt Financing Cooperation shall not be deemed to be a breach of this Section 7.12 for purposes of Article VIII of this Agreement. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the debt financing contemplated by the Debt Commitment Letter (or any alternative debt commitment letter with an alternative financing source obtained in accordance with the terms hereof); provided, that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or its Subsidiaries.

(b) None of the Company, its Subsidiaries and its and their respective officers, directors, employees, accountants, consultants, legal counsel, agents and other Representatives shall be required to take any action that would subject such Person to actual or potential liability, to bear any out-of-pocket cost or expense (except to the extent such Person is promptly reimbursed) or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the financing contemplated by the Commitment Letters or their performance of their respective obligations under this Section 7.12 and any information utilized in connection therewith, in each case prior to the Effective Time. If this Agreement is terminated for any reason (such that the Closing does not occur), (i) Parent shall indemnify and hold harmless the Company, its Subsidiaries and its and their respective officers, directors, employees, accountants, consultants, legal counsel, agents and other Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties, actually suffered or incurred by them in connection with the arrangement of the debt financing contemplated by the Debt Commitment Letter and the performance of their respective obligations in accordance with this Section 7.12, and any information utilized in connection therewith (other than historical information related to the Company or its Subsidiaries provided by or on behalf of the Company or its Subsidiaries in writing specifically for use in connection with the Debt Financing offering documents), and (ii) Parent shall, promptly upon request of the Company, reimburse the Company and its Subsidiaries for all out-of-pocket costs and expenses incurred by the Company or its Subsidiaries (including those of its accountants, consultants, legal counsel, agents and other Representatives) in connection with the cooperation required by this Section 7.12. For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 7.12 represent the sole obligation of the Company and its Subsidiaries and its and their officers, directors, employees, accountants, consultants, legal counsel, agents and other Representatives with respect to cooperation in connection with the arrangement of the Debt Financing.

7.13 Closing Certificate. The Company shall deliver to Parent at the Closing a certificate (and notice to the IRS) in the form attached hereto as Exhibit I, duly executed and acknowledged, certifying any facts that would exempt the transactions contemplated hereby from withholding pursuant to Section 1445 of the Code and the Treasury regulations thereunder.

7.14 Company Common Stockholder Approval. Promptly (and in any event by 11:59 p.m. on the date of the execution of this Agreement) the Company shall deliver to Parent a copy of the executed action by written consent of the holders of a majority of the outstanding shares of Company Common Stock, evidencing the Company Common Stockholder Approval. To the extent required by the DGCL, the Company shall promptly deliver to any Company Common Stockholder who has not approved this Agreement and the transactions contemplated hereby a notice of the approval of the Merger and adoption of this Agreement by written consent of the Company Common Stockholders pursuant to the applicable provisions of the DGCL, which notice shall constitute the notice to the Company Common Stockholders required by applicable Law that appraisal rights may be available to the Company Common Stockholders in accordance with the DGCL.

7.15 Certain Indebtedness. The Company shall, at its expense, in consultation with Parent, (a) prepare and deliver or cause to be delivered on the Closing Date a notice of redemption for all of the outstanding Notes pursuant to Sections 3.03 and 3.07(d) of the Indenture providing for a redemption date of thirty (30) days after the Closing Date, (b) unless the Trustee waives the requirements of Section 3.01 of the Indenture, furnish to the Trustee, at least two (2) Business Days before the Closing Date but not more than sixty (60) days before the redemption date specified in clause (a) above, the officer’s certificate required by Section 3.01 of the Indenture, and (c) use its reasonable best efforts to, and cause its Subsidiaries to use their respective reasonable best efforts to, take all other actions and prepare all other documents as may be reasonably necessary or appropriate to (i) prepare to issue as of the Closing the irrevocable redemption notice for the Notes referred to in clause (a) above and (ii) discharge the Indenture, as of the Closing Date, in accordance with Section 13.01 of the Indenture, including by delivery of the officer’s certificate and causing the delivery of the opinion of counsel required thereby. All documentation regarding the foregoing shall be subject to the review and approval (not to be unreasonably withheld, conditioned or delayed) of Parent.

7.16 Share Repurchase Agreement. From and after the date hereof through the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall not amend, modify, supplement or otherwise alter the terms of the Share Repurchase Agreement.

7.17 Section 280G. Prior to the Closing Date, the Company will use its reasonable efforts to obtain approval of the Company Common Stockholders, in accordance with Section 280G(b)(5)(B) of the Code and in a form reasonably acceptable to Parent, of the right of any “disqualified individual” to receive or retain any and all payments or benefits that could, in the absence of such Company Common Stockholder approval, constitute “excess parachute payments” within the meaning of Section 280G of the Code. Prior to seeking such approvals, the Company will request waivers from the intended recipients of such payments or benefits which waivers shall provide that unless such payments or benefits are approved by the holders of the Company Common Stockholders to the extent and manner prescribed under Section 280G(b)(5)(B) of the Code and in a form reasonably acceptable to Parent, such payments or benefits shall not be made.

7.18 Closing Agreements.

(a) Paying Agent Agreement. At the Closing, each of Parent and the Company shall duly execute and deliver to the other, and cause the Paying Agent to duly execute and deliver to Parent and the Company, a paying agent agreement customary for transactions of this type as mutually agreed to by Parent, the Company and the Paying Agent.

(b) Escrow Agreement. At the Closing, each of Parent and the Equityholders’ Representative shall duly execute and deliver to the other, and cause the Escrow Agent to duly execute and deliver to Parent and the Equityholders’ Representative, the Merger Consideration Escrow Agreement.

7.19 Termination of Company Incentive Plans. Prior to the Effective Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the board of directors of the Company or any committee thereof) that may be reasonably necessary (under the Company Incentive Plans and award agreements pursuant to which Company RSU Awards, Executive Company RSU Awards and Company Options are outstanding or otherwise) to terminate each Company Incentive Plans, effective not later than immediately prior to the Effective Time, and to cause the Company RSU Awards, Executive Company RSU Awards and Company Options to be cancelled and converted in accordance with the applicable provisions of Section 3.1. The Company shall provide Parent with documentation evidencing the termination of the Company Incentive Plans (an the form and substance of such documentation shall be subject to the review and approval of Parent, such approval not to be unreasonably withheld, conditioned or delayed) no later than five (5) Business Days prior to the Effective Time.

7.20 Exclusivity. Until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, the Company shall not, and shall direct its Affiliates and Representatives (other than (x) Doug Troxel and his Affiliates and (y) their respective Representatives solely with respect to the Rollover) not to, directly or indirectly, (a) take any action to solicit, encourage, initiate or engage in discussions or negotiations with, or enter into any agreement with any Person (other than Parent and its Affiliates) concerning a possible sale, merger, recapitalization, combination, liquidation or other disposition, of the Company or any of its Subsidiaries, any capital stock of the Company or any of its Subsidiaries, or of any material assets of the Company or any of its Subsidiaries (other than assets sold in the ordinary course of business) (any such transaction, an “Alternative Transaction”) with any other Person (other than Parent and its Affiliates), or (b) furnish or cause to be furnished to any Person any information concerning the business, operations, properties or assets of the Company or any of its Subsidiaries in connection with an Alternative Transaction. The Company shall, and shall direct its Affiliates and Representatives (other than (x) Doug Troxel and his Affiliates and (y) their respective Representatives solely with respect to the Rollover) to, immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Parent and its Affiliates) conducted heretofore with respect to any of the foregoing. The Company represents that neither it nor its Affiliates will, by pursuing the transactions contemplated hereby, violate the terms of any other agreement or obligation to which it or any such Affiliate is subject.

7.21 Troxel Ancillary Agreements. From and after the date hereof through the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, Parent and Merger Sub shall not, and shall cause the Guarantors and each of their respective Affiliates not to, amend, modify, supplement or otherwise alter the terms of the Troxel Ancillary Agreements in a manner that would reasonably be expected to materially and adversely impact the Company’s rights under this Agreement, the Equity Commitment Letter, the Limited Guarantee or the Confidentiality Agreement.

7.22 Notification of Certain Events. Each of the Company and Parent shall, as promptly as reasonably practicable, notify the other: (a) upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure of such Person to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided that no such notification shall affect or be deemed to modify any representation or warranty of such party set forth herein or the conditions to the obligations of the other party to consummate the Merger, or the remedies available to the parties hereto, and provided, further, that failure to give any such notice shall not be treated as a breach of covenant for the purposes of Section 8.1(b) or Section 8.2(b) of this Agreement, as applicable, (b) to the extent the Company has Knowledge of such notice or communication or that Parent has Knowledge of such notice or communication, as the case may be, of any written communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger; provided that failure to give any such notice shall not be treated as a breach of covenant for the purposes of Section 8.1(b) or Section 8.2(b) of this Agreement, as applicable, (c) of any written communication from any Governmental Body alleging to seek to enjoin, prevent, restrain or prohibit the consummation of the Merger or make consummation of the Merger illegal, and (d) of any Legal Proceedings commenced and served upon it or any of the Company’s Subsidiaries, or to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiaries, that, if pending on the date hereof, would have been required to have been disclosed pursuant to any Section of this Agreement.

7.23 Cash on Hand. To the extent requested by Parent, the Company shall cooperate in good faith and use its reasonable best efforts, and shall cause its Subsidiaries to cooperate in good faith and use their respective reasonable best efforts, in each case to the extent permitted by applicable Law, to repatriate cash and cash equivalents to the United States (whether through loans, loan repayments, dividends, distributions or other transfers) in an as tax- and cost-efficient manner as reasonably practicable, to enable such cash to be freely available at least three (3) Business Days prior to the Closing Date to finance certain of the payment obligations of Parent and the Surviving Corporation under Article III of this Agreement; provided, that nothing in this Section 7.23 shall require the Company to, or shall require the Company to cause its Subsidiaries to, take any action that would cause the sum of Foreign Cash and Restricted Cash (excluding any Excess Restricted Cash) as of 11:59 p.m. (San Francisco time) on the Business Day immediately preceding the Closing Date to be less than $15,000,000. Notwithstanding the foregoing, without the prior written approval of Parent, the Company shall not and shall not be required to, and shall cause its Subsidiaries not to and shall not be required to cause its Subsidiaries to, take any actions or permit any actions to be taken, that would, individually or taken together, reasonably be expected to (i) render any Subsidiary of the Company insolvent or (ii) result in any material amount of Taxes or other costs or expenses being incurred in connection with such cash transfers.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 Conditions Precedent to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Parent in writing in whole or in part to the extent permitted by applicable Law):

(a) (1) (i) the representations and warranties of the Company set forth in Article V (other than (x) the first sentence of Section 5.1, (y) Sections 5.2, 5.4, 5.5(a), 5.5(b), 5.8(a) and 5.22 and (z) those other representations and warranties that address matters as of a specific date) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though then made at and as of such time (without giving effect to qualifications as to materiality, Material Adverse Effect, or similar phrases in such representations and warranties), and (ii) the representations and warranties of the Company set forth in Article V that address matters as of a specific date (other than (x) the first sentence of Section 5.1, and (y) Sections 5.2, 5.4, 5.5(a), 5.5(b), 5.8(a) and 5.22) shall be true and correct in all respects as of such dates (without giving effect to qualifications as to materiality, Material Adverse Effect, or similar phrases in such representations and warranties), except where the failure of such representations and warranties referenced in the immediately preceding clauses (i) and (ii) to be so true and correct in all respects, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect; (2) the representations and warranties set forth in the first sentence of Section 5.1 and in Sections 5.2, 5.4, 5.5(a), 5.5(b) and 5.22 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though then made at and as of such time (without giving effect to qualifications as to materiality, Material Adverse Effect, or similar phrases in such representations and warranties), except for representations and warranties set forth in the first sentence of Section 5.1 and in Sections 5.2, 5.4, 5.5(a), 5.5(b) and 5.22 that address matters only as of a specific date, which representations and warranties shall continue as of the Closing Date to be true and correct as of such specific date in all material respects (without giving effect to qualifications as to materiality, Material Adverse Effect, or similar phrases in such representations and warranties); (3) the representations and warranties set forth in Section 5.8(a) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though then made at and as of such time; and (4) Parent shall have received a certificate signed by an executive officer of the Company, dated the Closing Date, to the foregoing effect;

(b) the Company shall have performed and complied in all material respects with all covenants or obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and Parent shall have received a certificate signed by an executive officer of the Company, dated the Closing Date, to the foregoing effect;

(c) no effect, event, change, occurrence or circumstance shall have occurred since the date of this Agreement that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect, and Parent shall have received a certificate signed by an executive officer of the Company, dated the Closing Date, to the foregoing effect;

(d) there shall not be in effect any Law or Order of a Governmental Body having competent jurisdiction over the business of the Company and its Subsidiaries enjoining, preventing, restraining or prohibiting the consummation of the Merger or making consummation of the Merger illegal;

(e) the waiting period (or any extension thereof) or required approval applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired (or early termination shall have been granted) or been received;

(f) Parent shall have received fully executed payoff letters, in form and substance reasonably acceptable to Parent, with respect to the repayment of all Indebtedness of the Company and its Subsidiaries under the Credit Facility and the release of all of the Liens;

(g) the Silver Lake Side Letter shall be in full force and effect, shall not have been repudiated or terminated by the Company or the SLP Investors (as defined therein), and shall not have been amended without the prior written consent of Parent, and the Company and each of the SLP Investors (as defined therein) shall have performed and complied in all material respects with all covenants or obligations required by the Silver Lake Side Letter to be performed or complied with by them on or prior to the Closing Date;

(h) the repurchase transactions contemplated by the Share Repurchase Agreement shall have been consummated in accordance with the Share Repurchase Agreement.; and

(i) Parent shall have received a copy of the executed action by written consent of certain of the Company Common Stockholders evidencing the Company Common Stockholder Approval in accordance with the terms of Section 7.14.

8.2 Conditions Precedent to Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Company in writing in whole or in part to the extent permitted by applicable Law):

(a) (1) the representations and warranties of Parent and Merger Sub set forth in Article VI (other than (x) Section 6.2 and (y) those other representations and warranties that address matters as of a specific date) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though then made at and as of such time (without giving effect to qualification as to materiality, Parent Material Adverse Effect, or similar phrases in such representations and warranties), and (ii) the representations and warranties of Parent and Merger Sub set forth in in Article VI that address matters as of a specific date (other than Section 6.2) shall be true and correct as of such dates (without regard to qualifications as to materiality, Parent Material Adverse Effect, or similar phrases in the representations and warranties), except where the failure of such representations and warranties referenced in the immediately preceding clauses (i) and (ii) to be so true and correct in all respects, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect; (2) the representations and warranties set forth in Section 6.2 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though then made at and as of such time (without giving effect to qualifications as to materiality, Parent Material Adverse Effect, or similar phrases in such representations and warranties), except for representations and warranties set forth in Section 6.2 which address matters only as of a specific date, which representations and warranties shall continue as of the Closing Date to be true and correct in all material respects as of such specific date (without giving effect to qualifications as to materiality, Parent Material Adverse Effect, or similar phrases in such representations and warranties); and (3) the Company shall have received a certificate signed by an executive officer of Parent and Merger Sub, dated the Closing Date, to the foregoing effect;

(b) each of Parent and Merger Sub shall have performed and complied in all material respects with all covenants or obligations required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and the Company shall have received a certificate signed by an officer of Parent and Merger Sub, respectively, each dated the Closing Date, to the foregoing effect;

(c) there shall not be in effect any Law or Order of a Governmental Body having competent jurisdiction over the business of the Company and its Subsidiaries enjoining, preventing, restraining or prohibiting the consummation of the Merger or making consummation of the Merger illegal;

(d) the waiting period (or any extension thereof) or required approval applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired (or early termination shall have been granted) or been received; and

(e) the Company shall have received a copy of the executed action by written consent of certain of the Company Common Stockholders evidencing the Company Common Stockholder Approval in accordance with the terms of Section 7.14.

8.3 Frustration of Closing Conditions. None of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Sections 8.1 or 8.2, as the case may be, if such failure was caused by such party’s (or (i) in the case of Parent or Merger Sub, any of such party’s or (ii) in the case of the Company, either of such party’s) failure to comply with any provision of this Agreement.

ARTICLE IX

ADDITIONAL AGREEMENTS

9.1 No Other Representations. PARENT AND MERGER SUB SPECIFICALLY ACKNOWLEDGE AND AGREE THAT EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN Article V (AS MODIFIED BY THE SCHEDULES), NEITHER THE COMPANY NOR ANY OTHER PERSON MAKES, OR HAS MADE, ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY OR ITS SUBSIDIARIES OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. PARENT AND MERGER SUB SPECIFICALLY ACKNOWLEDGE AND AGREE TO THE COMPANY’S EXPRESS DISAVOWAL AND DISCLAIMER OF ANY OTHER REPRESENTATIONS OR

WARRANTIES (EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN Article V OF THIS AGREEMENT), WHETHER MADE BY THE COMPANY OR ANY OF ITS AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES, AND OF ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, PROJECTION, FORECAST, STATEMENT, OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO PARENT, MERGER SUB OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO PARENT, MERGER SUB OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES BY ANY DIRECTOR, OFFICER, EMPLOYEE, AGENT, CONSULTANT, OR REPRESENTATIVE OF THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES). PARENT AND MERGER SUB ACKNOWLEDGE THAT THEY HAVE CONDUCTED THEIR OWN INDEPENDENT INVESTIGATION OF THE CONDITION, OPERATIONS AND BUSINESS OF THE COMPANY AND ITS SUBSIDIARIES AND, IN MAKING THEIR DETERMINATION TO PROCEED WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, PARENT AND MERGER SUB HAVE RELIED ON THE RESULTS OF THEIR OWN INDEPENDENT INVESTIGATION AND THE REPRESENTATIONS AND WARRANTIES CONTAINED HEREIN. IN FURTHERANCE OF THE FOREGOING, AND NOT IN LIMITATION THEREOF, PARENT AND MERGER SUB SPECIFICALLY ACKNOWLEDGE AND AGREE THAT THE COMPANY DOES NOT MAKE, NOR HAS MADE, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO ANY FINANCIAL PROJECTION OR FORECAST DELIVERED TO PARENT, MERGER SUB OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES WITH RESPECT TO THE PERFORMANCE OF THE COMPANY OR ITS SUBSIDIARIES WHETHER BEFORE, ON OR AFTER THE CLOSING DATE. PARENT AND MERGER SUB SPECIFICALLY ACKNOWLEDGE AND AGREE THAT THE COMPANY DOES NOT MAKE, NOR HAS MADE (OR HAS AUTHORIZED ANY OTHER PERSON TO MAKE ON ITS BEHALF), ANY REPRESENTATIONS OR WARRANTIES TO PARENT OR MERGER SUB REGARDING THE PROBABLE SUCCESS OR PROFITABILITY OF THE COMPANY OR ITS SUBSIDIARIES OTHER THAN THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS AGREEMENT. PARENT AND MERGER SUB SHALL ACQUIRE THE COMPANY AND ITS SUBSIDIARIES (I) WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO THE QUALITY, MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, CONFORMITY TO SAMPLES, OR CONDITION OF THE COMPANY, THE COMPANY’S SUBSIDIARIES, ANY ASSETS OR ANY PART THEREOF AND (II) IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS, EXCEPT, IN EACH CASE, FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT (AS MODIFIED BY THE SCHEDULES). EXCEPT WITH RESPECT TO ANY CLAIM IN RESPECT OF ACTUAL OR INTENTIONAL FRAUD, EACH OF PARENT AND MERGER SUB HEREBY WAIVES, ON BEHALF OF ITSELF AND ITS AFFILIATES, FROM AND AFTER THE CLOSING, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, ANY AND ALL RIGHTS, CLAIMS AND CAUSES OF ACTION IT MAY HAVE AGAINST THE COMPANY COMMON STOCKHOLDERS, THE COMPANY OPTIONHOLDERS, THE COMPANY RSU HOLDERS, THE EQUITYHOLDERS’ REPRESENTATIVE, ANY OF THEIR RESPECTIVE

AFFILIATES OR ANY OFFICER, DIRECTOR, MANAGER, MEMBER, PARTNER, EMPLOYEE, AGENT, CONSULTANT OR REPRESENTATIVE OF ANY OF THE FOREGOING RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 9.1 SHALL BE CONSTRUED TO LIMIT THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS AGREEMENT, INCLUDING ARTICLE V (AS MODIFIED BY THE SCHEDULES). NOTWITHSTANDING ANYTHING TO THE CONTRARY SET FORTH IN THIS AGREEMENT, IN NO EVENT SHALL THIS SECTION 9.1 BE DEEMED TO LIMIT THE RIGHT TO BRING, OR CONSTITUTE THE WAIVER OR RELEASE OF, ANY CLAIM IN RESPECT OF ACTUAL OR INTENTIONAL FRAUD.

9.2 No Survival of Representations, Warranties and Covenants. The representations, warranties, covenants and agreements of the parties contained in this Agreement shall not survive beyond the Effective Time, and there shall be no liability in respect thereof, whether such liability has accrued prior to or after the Effective Time, on the part of any party, its Affiliates or any of their respective officers, directors, agents or other Representatives, except for (i) those covenants and agreements that by their terms apply or are to be performed in whole or in part at or after the Effective Time (including, for the avoidance of doubt, Section 3.6), and (ii) Article X, in each case except for any liability in respect of actual or intentional fraud.

ARTICLE X

MISCELLANEOUS

10.1 Remedies.

(a) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such failure to perform or breach. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement or the Equity Commitment Letter, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement or the Equity Commitment Letter by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement and the Equity Commitment Letter to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other (as applicable) under this Agreement and the Equity Commitment Letter, without proof of actual damages or inadequacy of legal remedy and without bond or other security being required, and this right shall include the right of the Company to cause Parent and Merger Sub to fully enforce the terms of the Equity Commitment Letter by requiring Parent and Merger Sub to file one or more lawsuits against the parties signatory thereto. Subject to the other provisions of this Agreement, the pursuit of specific enforcement or other equitable remedies by any party hereto will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled at any time.

(b) Notwithstanding anything herein to the contrary, it is acknowledged and agreed that the Company shall be entitled to specific performance of Parent’s obligations to cause the amounts committed to be funded under the Equity Commitment Letter (including the Rollover committed thereunder) (the “Equity Financing”) to be funded and to consummate the Merger only in the event that (i) the Marketing Period has ended and all of the conditions set forth in Section 8.1 have been satisfied as of the date when Closing is required to have occurred pursuant to Section 2.2 (other than those conditions that by their terms or nature are to be satisfied at the Closing, each of which shall be capable of being satisfied if the Closing Date were to occur on the date when Closing is required to have occurred pursuant to Section 2.2, and those conditions that Parent’s or Merger Sub’s breach of this Agreement have caused not to be satisfied), (ii) the amounts committed to be funded under the Debt Commitment Letter (or, if alternative financing is being used in accordance with Section 7.11, pursuant to the commitments with respect thereto) (the “Debt Financing”) have been funded or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and (iii) the Company has irrevocably confirmed in a written notice delivered to Parent that the Closing will occur pursuant to Article II (including, to the extent necessary, that it will waive any condition set forth in Section 8.2 that has not been satisfied) if specific performance is granted and the Equity Financing and Debt Financing are funded in accordance with their terms. For the avoidance of doubt, in no event shall the Company be entitled to enforce specifically the obligation to cause the Equity Financing to be funded or to complete the Merger if the Debt Financing has not been funded (or will not be funded in accordance with its terms at the Closing if the Equity Financing is funded at the Closing).

(c) Subject to the other provisions of this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise at any time of any other remedy. For the avoidance of doubt, while the Company may pursue both a grant of specific performance of Parent’s and Merger Sub’s obligations to cause the Equity Financing to be funded and to consummate the Merger as, and only to the extent, expressly permitted by Section 10.1(b) and the payment of the Termination Fee and the related costs, expenses and interest as provided by Section 4.3(b), under no circumstances shall the Company be permitted or entitled to receive both such grant of specific performance to cause the Equity Financing to be funded and to consummate the Merger and payment of the Termination Fee and the related costs, expenses and interest.

(d) Except with respect to any limitations expressly set forth in Sections 10.1(b) and 10.1(c), each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by the Company, or Parent or Merger Sub, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Company, or Parent and Merger Sub, as applicable, under this Agreement. The parties hereto further agree that, except with respect to any limitations expressly set forth in Sections 10.1(b) and 10.1(c), (i) by seeking the remedies provided for in this Section 10.1, a party shall not in any respect waive its right to seek at any time any other form of relief that may be available to a party under this Agreement, the Equity Commitment Letter or the Limited Guarantee (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 10.1 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 10.1 shall require any party hereto to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 10.1 prior or as a condition to exercising any termination right under Article IV (and pursuing monetary damages after such termination), nor shall the commencement of any legal proceeding pursuant to this Section 10.1 or anything set forth in this Section 10.1 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article IV or pursue any other remedies under this Agreement, the Equity Commitment Letter and/or the Limited Guarantee that may be available then or thereafter.

10.2 Payment of Transfer Taxes. Except as may otherwise be provided in the Letters of Transmittal, the Company RSU Holder Participation Agreement or the Company Optionholder Participation Agreement, 50% of all sales, use, transfer, intangible, recordation, documentary stamp or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the transactions contemplated by this Agreement shall be borne by the Surviving Corporation and 50% of such Taxes or charges shall constitute Transaction Costs hereunder.

10.3 Expenses. Except as otherwise provided in this Agreement, each of the Company, Parent and Merger Sub shall bear its own expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby. Parent and Merger Sub shall pay the fees and expenses of the Company to the extent required pursuant to Sections 7.4 and 7.12. The parties agree that 50% of the fees and expenses of the Escrow Agent relating to the Merger Consideration Escrow Agreement shall be borne by Parent and Merger Sub and 50% of such fees and expenses of the Escrow Agent shall constitute a Transaction Cost hereunder.

10.4 Entire Agreement; Amendments and Waivers. This Agreement (including the Exhibits and Schedules hereto), the Confidentiality Agreement, the Equity Commitment Letter and the Limited Guarantee represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof. This Agreement may only be amended, supplemented or changed by a written instrument signed by each of the parties hereto; provided that no amendment, supplement or change may be made to Sections 4.3(c), 4.3(d), 10.4, 10.5(c), 10.8(a), 10.9 or 10.13 that impacts any Debt Financing Source or any Affiliate or Representative thereof without the prior written consent of the Debt Financing Sources. A provision in this Agreement may only be waived by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such provision so waived may be sought. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

10.5 Governing Law; Consent to Jurisdiction.

(a) This Agreement and all Legal Proceedings (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any Legal Proceeding based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws.

(b) Each of the parties hereto hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, in any Legal Proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any Legal Proceeding based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such Legal Proceeding shall be heard and determined in such Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any Federal court of the United States of America sitting in the State of Delaware), (ii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Legal Proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement (including any Legal Proceeding based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) in the Delaware Court of Chancery, any Federal court of the United States of America sitting in the State of Delaware, or in any Delaware State court, (iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Legal Proceeding in any such court and (iv) agrees that a final judgment in any such Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address in Section 10.6 set forth below shall be effective service of process for any Legal Proceeding brought in any such court.

(c) Each of the parties agrees that it will not bring or support any Legal Proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources or their respective Affiliates and Representatives in any way relating to this Agreement or any of the transactions contemplated by this Agreement (or the abandonment or termination thereof), including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the definitive documentation for the Debt Financing (and the termination hereof and thereof) or in respect of any oral representations made or alleged to be made in connection herewith or therewith, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), and makes the agreements, waivers and consents set forth in Section 10.5(b) mutatis mutandis but with respect to the courts specified in this Section 10.5(b).

10.6 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) when sent by facsimile (with written confirmation of transmission) or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision); provided that any notice or other communication to Parent or Merger Sub must also include a contemporaneous email to KAK@hggc.com:

If to the Company, to:

Serena Software, Inc.

1850 Gateway Drive, 4th Floor

San Mateo, CA 94404

Facsimile: (650) 481-3700

Attention: Ed Malysz, General Counsel

with a copy (which shall not constitute notice or constructive notice) to:

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

Facsimile: (650) 251-5002

Attention: Rich Capelouto

If to Parent or Merger Sub, to:

c/o HGGC, LLC

1950 University Avenue

Palo Alto, California 94303

Facsimile: (650) 321-4911

Attention: Richard F. Lawson, Jr.; Kurt Krieger

with a copy (which shall not constitute notice or constructive notice) to:

Kirkland & Ellis LLP

555 California Street, 27th Floor

San Francisco, California 94104

Facsimile: (415) 439-1500

Attention: David A. Breach, P.C.

If to the Equityholders’ Representative, to:

Silver Lake Partners II, L.P.

c/o Silver Lake Partners

2775 Sand Hill Road, Suite 100

Menlo Park, California 94025

Facsimile: (650) 233-8125

Attention: Karen King

and

Silver Lake Partners II, L.P.

c/o Silver Lake Partners

9 West 57th Street, 32nd Floor

New York, NY 10019

Facsimile: (212) 981-3535

Attention: Andrew J. Schader

with a copy (which shall not constitute notice or constructive notice) to:

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

Facsimile: (650) 251-5002

Attention: Rich Capelouto

10.7 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other conditions, terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

10.8 Binding Effect; Assignment.

(a) This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person not a party to this Agreement except (i) Section 7.7 shall be for the benefit of, and enforceable by, the Indemnitees, (ii) Sections 7.8, 10.2 and 10.3 shall be for the benefit of, and enforceable by, the Company Common Stockholders, the Company RSU Holders, the Company Optionholders and the Equityholders’ Representative on behalf of each of the Company Common Stockholders, the Company RSU Holders, the Company Optionholders, in each case as applicable, (iii) Section 7.12(b) shall be for the benefit of, and enforceable by, the Company, its Subsidiaries and its and their respective officers, directors, employees, accountants, consultants, legal counsel, agents and other Representatives, (iv) Section 4.3(c) shall be for the benefit of, and enforceable by, the Parent Related Parties, (v) Section 10.9 shall be for the benefit of, and enforceable by, the Nonparty Affiliates of the parties, (vi) Section 10.10 shall be for the benefit of, and enforceable by, the Company Common Stockholders, the Company RSU Holders, the Company Optionholders and STB, (vii) from and after the Effective Time, the rights of the Company Common Stockholders, the Company RSU Holders and the Company Optionholders to receive the Estimated Merger Consideration, the Executive Company RSU Award Transaction Payments, the Additional Merger Consideration (if any) and/or other payments according to the terms of this Agreement, in each case, as set forth in Article III, shall be for the benefit of, and enforceable by, the Company Common Stockholders, the Company RSU Holders and the Company Optionholders, as the case may be, (viii) Sections 4.3(c), 4.3(d), 10.4, 10.5(c), 10.8(a), 10.9 and 10.13 shall be for the benefit of, and enforceable by, the Debt Financing Sources (or any sources providing alternative debt financing pursuant to the terms hereof) and their respective Affiliates and Representatives and (ix) Sections 3.1, 3.2, 3.6, 3.8, 3.9, 3.10 and 3.11 shall be for the benefit of, and enforceable by, the Equityholders’ Representative on behalf of each of the Company Common Stockholders, the Company RSU Holders and the Company Optionholders

(b) No assignment of this Agreement or of any rights or obligations hereunder may be made, directly or indirectly (by operation of law or otherwise), by (i) the Company, without the prior written consent of Parent, or (ii) Parent or Merger Sub, without the prior written consent of either the Company (prior to the Closing) or the Equityholders’ Representative (at and after the Closing), respectively. Any attempted assignment without obtaining such required consent shall be null and void. Notwithstanding the foregoing, Parent and Merger Sub may assign this Agreement (in whole but not in part) (i) to one or more Affiliates of Parent and (ii) effective at and after the Effective Time, to any parties providing the Debt Financing (or alternative debt financing) pursuant to the terms thereof for purposes of creating a security interest herein or otherwise assign as collateral in respect of such Debt Financing (or alternative debt financing) but no such assignment shall relieve Parent or Merger Sub of their respective obligations under this Agreement; provided, however, that in no event shall Parent or Merger Sub be permitted to assign this Agreement to any Person to the extent such that, as a result of such assignment, any additional consent or approval of, or filing, declaration or registration with, any Governmental Body or Governmental Antitrust Authority would be required under this Agreement or in connection with the transactions contemplated hereby.

10.9 Non-Recourse. Except to the extent otherwise set forth in the Limited Guarantee, the Equity Commitment Letter, the Confidentiality Agreement, the Silver Lake Side Letter, the Letters of Transmittal, the Company RSU Holder Participation Agreements and the Company Optionholder Participation Agreements, all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder,

Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender or Debt Financing Source to, any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender or Debt Financing Source to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the Limited Guarantee, the Equity Commitment Letter, the Confidentiality Agreement, the Silver Lake Side Letter, the Letters of Transmittal, the Company RSU Holder Participation Agreements and the Company Optionholder Participation Agreements, but with respect to this parenthetical, in any event excluding claims, causes of action, obligations or liabilities against the Debt Financing Sources or Affiliates thereof), and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, except to the extent otherwise set forth in the Limited Guarantee, the Equity Commitment Letter, the Confidentiality Agreement, the Silver Lake Side Letter, the Letters of Transmittal, the Company RSU Holder Participation Agreements and the Company Optionholder Participation Agreements (and in any event excluding from this exception claims, causes of action, obligations or liabilities against the Debt Financing Sources or Affiliates thereof), (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

10.10 Provision Respecting Legal Representation. It is acknowledged by each of the parties that each of the Company and certain affiliates of Silver Lake Group, L.L.C. who are Company Common Stockholders or the holder of the Company Series A Preferred Stock have retained STB to act as its counsel in connection with the transactions contemplated hereby and that STB has not acted as counsel for any other party in connection with the transactions contemplated hereby and that none of the other parties has the status of a client of STB for conflict of interest or any other purposes as a result thereof. Each of Parent, Merger Sub and the Company hereby agrees that, in the event that a dispute arises after the Closing between Parent, the Surviving Corporation or any of their respective Subsidiaries, on the one hand, and the Company Common Stockholders, the Company RSU Holders and/or the Company Optionholders, on the other hand, STB may represent any or all of the Company Common Stockholders, the Company RSU Holders and/or the Company Optionholders in such dispute even though the interests of the Company Common Stockholders, the Company RSU Holders and/or the Company Optionholders may be directly adverse to Parent, the Surviving Corporation or any of their respective Subsidiaries, and even though STB formerly may have represented the Company and/or any of the Company’s Subsidiaries in a matter substantially related to such dispute; provided, however, that this sentence shall not apply if STB, at the time of such dispute, is handling ongoing matters for Parent, the Surviving Corporation or any of their respective Subsidiaries. Parent and Merger Sub further agree that, in connection with any future dispute between Parent, the Surviving Corporation and/or any of their respective Affiliates, on the one hand, and any of the Company Common Stockholders, the Company RSU Holders, the Company Optionholders and/or their respective Affiliates, on the other hand, with respect to the transactions contemplated by this Agreement, as to all communications prior to the Closing among STB, the Company, any of the Company’s Subsidiaries and/or any Company Common Stockholder, Company RSU Holder and/or Company Optionholder that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the applicable Company Common Stockholder, Company RSU Holder and/or Company Optionholder, as the case may be, and may be controlled by such Company Common Stockholder, Company RSU Holder and/or Company Optionholder, as the case may be, and shall not pass to or be claimed by Parent, the Surviving Corporation or any of their respective Affiliates.

10.11 Parent and Company Guarantee. Parent agrees to take all action necessary to cause Merger Sub to perform all of its agreements, covenants and obligations under this Agreement on a timely basis. The Company agrees to take all action necessary to cause each of its Subsidiaries to perform all of the agreements, covenants and obligations applicable to such Subsidiaries under this Agreement on a timely basis.

10.12 Counterparts. This Agreement may be executed in any number of counterparts, including by means of facsimile or email in Portable Document Format, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

10.13 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THE NEGOTIATION, EXECUTION, PERFORMANCE, AND ENFORCEMENT OF THIS AGREEMENT OR ANY OTHER AGREEMENT ENTERED INTO IN CONNECTION HEREWITH AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO. EACH OF THE PARTIES HERETO (i) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY LEGAL PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.13.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

PARENT:

SPARTACUS ACQUISITION CORP.

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Chairman and Chief Executive Officer

MERGER SUB:

SPARTACUS MERGER CORP.

By:	/s/ Richard F. Lawson, Jr.
Name:	Richard F. Lawson, Jr.
Title:	Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

COMPANY:

SERENA SOFTWARE, INC.

By:	/s/ Greg Hughes
Name:	Greg Hughes
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

EQUITYHOLDERS’ REPRESENTATIVE:

SILVER LAKE PARTNERS II, L.P., solely in its capacity as agent and attorney-in-fact for the Company Common Stockholders, Company RSU Holders and Company Optionholders

By:	SILVER LAKE TECHNOLOGY ASSOCIATES II, L.L.C., its general partner

By:	SILVER LAKE GROUP, L.L.C., its managing member

By:	/s/ Karen M. King
Name:	Karen M. King
Title:	Managing Director

[Signature Page to Agreement and Plan of Merger]